As filed with the Securities and Exchange Commission on March 16, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

under

The Securities Act of 1933

Exponential Interactive, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7370	94-3370688
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

2200 Powell Street, Suite 600

Emeryville, California 94608

(510) 250-5500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dilip DaSilva

Chairman and Chief Executive Officer

Exponential Interactive, Inc.

2200 Powell Street, Suite 600

Emeryville, California 94608

(510) 250-5500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel J. Winnike, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Martin A. Wellington, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☑	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.00001 per share	$75,000,000.00	$8,595.00

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated March 16, 2012

PRELIMINARY PROSPECTUS

            Shares

Common Stock

This is the initial public offering of Exponential Interactive, Inc. We are selling         shares of our common stock and the selling stockholders named in this prospectus are selling         shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. We and some of the selling stockholders have granted the underwriters an option to purchase up to             additional shares of common stock to cover over-allotments, if any.

We intend to apply to have our shares listed on the             under the symbol “EXPN.” We expect the initial public offering price to be between $         and $         per share of common stock.

Investing in our common stock involves risks. Please read “Risk Factors” beginning on page 10 of this preliminary prospectus before you make an investment in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses) from this offering to the public	$	$
Proceeds to the selling stockholders (before expenses) from this offering to the public	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2012.

Citigroup	BofA Merrill Lynch

RBC Capital Markets	ThinkEquity LLC

The date of this prospectus is                     , 2012

We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our Mission

Our mission is to partner with brand advertisers across the globe to help them unlock the power of digital media to build awareness, affinity and loyalty among consumers.

Overview

We are a leading global provider of advertising intelligence and digital media solutions to brand advertisers. We have developed an end-to-end solution that enables brand advertisers to learn about their optimal consumer audience, reach and engage that audience with emotive advertising and analyze and refine their marketing campaigns. The foundation of our solution is our proprietary eX Advertising Intelligence Platform, which processes massive amounts of anonymous consumer data to provide the intelligence and actionable insights brand advertisers need to efficiently reach their existing and prospective customers.

In 2010, global advertising spend was $449 billion, of which digital media advertising spend was $64 billion, or only 14%, according to ZenithOptimedia. Advances in technology, increases in network bandwidth and the growing proliferation of connected devices have changed the ways in which people connect, interact, work and live. As consumers shift to digital media and as virtually all types of media transition to digital formats, we expect brand advertisers to increasingly focus on digital media advertising.

As a partner to nearly 1,900 advertisers in 2011, we offer a highly integrated solution that includes multiple formats of high impact advertisements across display, video and mobile platforms. Our solution allows brand advertisers to connect with their target audiences at-scale through highly customizable experiences across a wide variety of formats and devices. We combine this with an efficient operational infrastructure that supports our sales footprint across 25 countries.

Our eX Advertising Intelligence Platform enables brand advertisers to understand the detailed attributes of consumers who engage with their brands and to then apply those insights to reach audiences with similar attributes. We process approximately two billion daily user events, primarily associated with consumer activities across our digital content providers’ web pages. Our platform’s semantic technology contextualizes the most frequently visited pages, continuously updating a database that maps over 300 million unique web pages to associated concepts in our 50,000 attribute taxonomy. When a consumer visits a particular web page analyzed by our platform, we register that the consumer is interested in the attributes associated with that web page. As a result, each of our 50,000 attributes represents an audience segment with similar interests, enabling us to offer highly relevant audiences to brand advertisers.

We apply our advanced analytics capabilities to a massive global audience through our relationships with digital media content providers. Through these relationships, we gained access to a monthly average of 450 million unique visitors worldwide in 2011, as reported by comScore, providing us broad consumer reach as well as the ability to continuously update and deepen the insights of our eX Advertising Intelligence Platform. We leverage these capabilities to service our brand advertisers, matching relevant and engaging advertising to precise and relevant audiences.

We generate revenues by delivering marketing campaigns for advertisers through our three primary global brands: Tribal Fusion, Firefly Video and AdoTube. In 2011, our revenues were $169.1 million, an increase of 35% over $125.3 million of revenues in 2010. We have been profitable on an annual basis since 2002 and, to date, have grown our business without third-party equity capital, reflecting our focus on results and our founder-led corporate culture of independence.

Our Solution

Our end-to-end solution enables brand advertisers to learn about their optimal audience, reach and engage that audience through emotive advertising and analyze and refine their marketing campaigns. Our solution empowers brand advertisers with insights about their audiences and incorporates those insights into effective and efficient marketing campaigns to achieve the brand advertisers’ desired outcomes.

Our solution is comprised of three key focus areas:

•

Brand intelligence. We provide brand advertisers with insights into (i) which audiences interact with their brands digitally, (ii) what are the most significant attributes that describe those audiences and (iii) which specific audiences they reach through their digital media campaigns. Our granular segmentation provides deep and actionable insights into a brand’s optimal audience, often identifying segments that may not have been previously targeted.

•

Consumer targeting. We enable brand advertisers to reach their prospective customers by using our rich targeting capabilities and massive audience to precisely and efficiently connect with the audiences that are most relevant to their brands.

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User engagement. Our extensive portfolio of engaging formats enables the deployment of digital marketing messages, including TV advertisements, across multiple devices, platforms and media. We are able to dynamically customize the creative messages of marketing campaigns to maximize their relevancy and increase engagement with prospective customers across the devices where consumers spend their time.

The eX Advertising Intelligence Platform

Technology and data have been the key drivers of our business. Over the past 10 years we have developed our core technology and infrastructure, focusing on integrating our solution and leveraging our extensive data. The foundation of our technology is our eX Advertising Intelligence Platform. Starting with the analysis of consumer interactions with a brand’s websites, we are able to understand the detailed attributes that best describe the consumers who interact and transact with that brand. We leverage these insights across a wide range of digital media devices and platforms to reach other consumers with similar attributes.

Our technology includes the following key elements:

•

Advertiser-centric taxonomy. Our advertiser-centric hierarchical taxonomy is comprised of over 50,000 unique attributes that help us categorize consumers into audiences. Designed specifically for brand advertisers, it includes attributes that are focused on purchase intent and relevant interests across a wide range of business verticals.

•

Contextualization technology. Our contextualization technology enables us to extract significant intelligence from over two billion daily user events, primarily associated with consumer activities across our digital content providers’ web pages. We map each of our 50,000 attributes to an associated semantic concept in English, Spanish, German and French. Having so defined the attributes, our contextualization engine analyzes the most frequently visited web pages, performing both syntactic and semantic processing of the textual content to determine the meaning of, and assign specific attributes to, over 300 million unique web pages. When a consumer visits a particular web page analyzed by our platform, we register that the consumer is interested in the attributes associated with that web page. As a result, each of the 50,000 attributes represents an audience segment with similar interests, enabling us to offer highly relevant audiences to brand advertisers.

•

High-performance ad-serving platform. Our high-performance ad server technology features advanced targeting, real-time campaign management tools and advanced optimization algorithms. Our ad-serving platform has been designed to be highly integrated and scalable.

•

Actionable insights. The immense scale and depth of our data enables us to analyze user behavior patterns, calculate the value of individual user attributes to a brand advertiser and identify those that are statistically the most relevant to that brand. Using these insights, we are able to target audience models that most closely represent a brand advertiser’s current consumers.

Our Strengths

We believe that the following attributes and capabilities provide us with competitive advantages:

•

Integrated solution. Our data is tightly integrated into all of the components of our solution, powering all elements of the marketing process including brand intelligence, prospective customer targeting, optimization and the dynamic customization of advertisements. Our end-to-end solution enables brand advertisers to meet their objectives across various formats and devices, such as display, video and mobile.

•

Technology driven actionable insights. Our technology processes billions of user events each month, providing the intelligence behind our solution for brand advertisers. The immense scale of our data and our advanced analytics technology enable us to transform raw data into actionable insights that our brand advertisers are able to leverage throughout their marketing campaigns.

•

Global footprint and scale. Our global reach, consumer data, operational infrastructure and management experience enable us to fulfill the needs of brand advertisers across the globe. We offer our solution to brand advertisers in 25 countries and are positioned to take advantage of the global growth in digital media advertising. To support our global footprint, our contextualization technology is capable of mapping web pages in English, Spanish, German and French.

•

Blue chip brand advertisers. We have cultivated relationships with a blue chip customer base. In 2011, we delivered marketing campaigns on behalf of 88 of Advertising Age’s 100 Largest Global Marketers. Additionally, 85.4% of our 2011 revenues were generated from customers that we had served in the prior year. We believe this is driven by our superior results and continued product innovation.

•	Proven track record. Our founder-led management team has a track record of growing our business through 10 years of consecutive profitability without any third-party equity capital.

Growth Strategy

Our growth strategy is driven by our focus on helping brand advertisers connect with their prospective customers. We believe that we are in the early stages of a very large, secular shift in our industry as virtually all types of media transition to digital formats, which is creating a significant opportunity for our business. To capitalize on that opportunity, we plan to pursue the following priorities:

•

Expand across mobile devices and other platforms. We intend to leverage the capabilities of our eX  Advertising Intelligence Platform to expand across the full landscape of digital devices and platforms, including smartphones, tablets, eBooks and connected TVs as well as social media.

•

Continue our global expansion. We believe there is significant international demand for our solution, as digital devices are transforming consumer behavior across the world. We intend to expand our footprint by increasing penetration in the 25 countries in which we currently operate and by establishing a presence in additional countries.

•

Increase awareness and adoption of our solution. As digital advertising shifts towards brand-centric campaigns, brand advertisers will increasingly seek an integrated digital solution that meets their objectives. We believe our solution addresses that need and we intend to grow the market’s awareness and adoption of our platform’s capabilities.

•

Continue to evolve our solution. We will continue to enhance our eX Advertising Intelligence Platform while developing new advertising capabilities and formats that grow and maximize the value we deliver to our brand advertisers.

•

Expand our audience and data. We intend to continue to expand our global audience reach and data by growing our relationships and footprint with digital media content providers across devices and platforms.

•

Pursue strategic acquisitions. We plan to evaluate and execute on opportunities to acquire complementary businesses and technologies that represent a strategic fit and are consistent with our overall growth strategy.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	the market for digital brand advertising is at an early stage of development, and if it does not develop or develops more slowly than we expect, our business will be harmed;

•	if we are unable to retain existing advertisers, expand our business with existing advertisers or attract new advertisers, our revenues could decline;

•	we are highly dependent on advertising agencies as intermediaries, and this may adversely affect our ability to attract and retain business;

•	the market in which we participate is intensely competitive, and we may not be able to compete successfully;

•	we must deliver successful marketing campaigns or we will not grow or retain our current advertiser base;

•	regulatory, legislative or self-regulatory developments regarding Internet privacy matters could adversely affect our ability to conduct our business; and

•	our business model depends upon advertising inventory that we do not own or otherwise control.

Corporate History and Information

We were incorporated in Delaware in June 2000. Our principal executive offices are located at 2200 Powell Street, Suite 600, Emeryville, CA 94608 and our telephone number is (510) 250-5500. Our website address is www.exponential.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. In September 2011, we acquired our AdoTube business through the acquisition of New Wave Media Inc. (d/b/a AdoTube), which we refer to in this prospectus as “AdoTube.”

Unless otherwise indicated, the terms “Exponential,” “we,” “us,” “the company” and “our” refer to Exponential Interactive, Inc., a Delaware corporation, together with its consolidated subsidiaries.

Exponential Interactive®, Tribal Fusion®, Techbargains.com®, AdoTube® and Full Tango® are our primary registered trademarks in the United States, and Firefly Video™ is among our unregistered trademarks. Other trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Over-allotment option of common stock offered by us and the selling stockholders	shares

Use of proceeds	We expect to use the net proceeds of this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or assets. See “Use of Proceeds.”

Proposed symbol	EXPN

The number of shares of common stock to be outstanding after this offering is based on 53,309,844 shares of common stock outstanding as of December 31, 2011, and excludes:

•	14,259,048 shares issuable upon the exercise of stock options outstanding as of December 31, 2011 with a weighted average exercise price of $1.47 per share;

•	1,230,262 shares reserved for issuance under our 2010 Equity Incentive Plan (which share reserve was increased by 4.0 million shares in March 2012);

•

             shares to be reserved for issuance under our 2012 Equity Incentive Plan and our 2012 Employee Stock Purchase Plan, each of which will become effective on the first day that our common stock is publicly traded and which will contain provisions to automatically increase the number of shares reserved for issuance each year, as more fully described in “Executive Compensation – Employee Benefit Plans” beginning on page 85;

•	up to 534,287 shares that may be issued as contingent deferred consideration from our acquisition of AdoTube.

Except as otherwise indicated, all information in this prospectus assumes:

•	outstanding shares include 750,000 shares of unvested restricted stock, which will become fully vested upon the completion of this offering;

•	a -for- reverse split of our capital stock, to be effective prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation, which will occur immediately upon the completion of the offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data. You should read the following summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. We derived the summary consolidated statements of income data for 2009, 2010 and 2011 and the consolidated balance sheet information at December 31, 2011 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended December 31,
	2009	2010	2011
	(In thousands, except share and per share data)
Revenues	$92,560	$125,268	$169,082
Cost of revenues (1) (2)	55,436	71,988	95,848

Gross profit	37,124	53,280	73,234
Operating expenses (1) (2):
Sales and marketing	20,060	28,688	42,179
Product development	3,434	4,680	5,304
General and administrative	5,482	7,615	10,360
Amortization of intangible assets	1,073	1,045	1,189

Total operating expenses	30,049	42,028	59,032

Operating income	7,075	11,252	14,202
Other income (expense), net	(1,441)	(1,396)	(2,055)

Income before provision for income taxes	5,634	9,856	12,147
Provision for income taxes	2,623	4,485	5,263

Net income	$3,011	$5,371	$6,884

Net income attributable to common stockholders (3):
Basic	$2,953	$5,279	$6,787

Diluted	$2,953	$5,280	$6,789

Net income per share attributable to common stockholders (3):
Basic	$0.06	$0.10	$0.13

Diluted	$0.06	$0.10	$0.13

Weighted-average shares used in computing net income per share attributable to common stockholders (3):
Basic	51,190,410	51,682,476	52,510,727

Diluted	51,885,242	52,159,078	53,802,990

Other Financial Information:
Adjusted EBITDA	$12,779	$18,037	$22,039

	As of December 31, 2011
	Actual	Pro Forma, As Adjusted (4)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,263	$
Working capital	36,054
Total assets	121,670
Total indebtedness	16,531
Total stockholders’ equity	57,813

(1)	Results include stock-based compensation as follows:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Cost of revenues	$34	$36	$34
Sales and marketing	860	1,442	1,287
Product development	368	726	418
General and administrative	377	624	635

Total stock-based compensation	$1,639	$2,828	$2,374

(2)	Results include amortization of intangible assets as follows:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Cost of revenues	$1,549	$1,549	$2,124
Operating expenses	1,073	1,045	1,189

Total amortization of intangible assets	$2,622	$2,594	$3,313

(3)	See Notes 1 and 11 to our audited consolidated financial statements appearing elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net income per share attributable to common stockholders.
(4)	Reflects (a) the vesting of 750,000 shares of restricted stock upon completion of this offering and (b) the receipt of $ in net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) our pro forma, as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions for the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are as follows:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•

Adjusted EBITDA does not include other income and expense, which includes significant interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness and foreign exchange gains and losses;

•	Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements or contractual commitments for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not include the potentially dilutive impact of stock-based compensation; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our financial results presented in accordance with GAAP. The following table presents a reconciliation of net income to Adjusted EBITDA for each of the periods indicated:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Reconciliation of Adjusted EBITDA:
Net income	$3,011	$5,371	$6,884
Other (income) expense, net	1,441	1,396	2,055
Provision for income taxes	2,623	4,485	5,263
Depreciation and amortization of property and equipment	1,443	1,363	2,150
Amortization of intangible assets	2,622	2,594	3,313
Stock-based compensation	1,639	2,828	2,374

Adjusted EBITDA	$12,779	$18,037	$22,039

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that impair us. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or even all of your investment.

Risks Related to Our Business and Industry

The market for digital brand advertising is at an early stage of development, and if it does not develop or develops more slowly than we expect, our business will be harmed.

Our products and services are designed to enable brand advertisers to effectively and efficiently connect with their target audience across a wide variety of digital devices and formats. While digital advertising has grown substantially over the past decade, most of this advertising has been focused on driving online purchasing or other direct response consumer behavior. By contrast, brand advertising is designed to build awareness, affinity, loyalty and goodwill towards a brand. Advertisers continue to spend more of their brand advertising budgets on “offline” advertising – such as TV, radio and print, than on digital advertising. Our future growth will substantially depend on brand advertisers increasing their spend on digital marketing channels, and we cannot be certain that they will do so. If brand advertisers do not perceive meaningful benefits from digital advertising, then the market may fail to develop or develop more slowly than we expect, either of which would adversely affect our business, financial condition and operating results.

If we are unable to retain existing advertisers, expand our business with existing advertisers or attract new advertisers our revenues could decline.

Our ability to continue to grow our revenues will depend in large part on expanding our business with existing advertisers and attracting new advertisers. The number of our current advertisers may not expand materially beyond our existing base. Further, even for our largest advertisers, the amount they spend with us is typically only a small fraction of their overall advertising budget. These advertisers may view their spend with us as experimental and may either reduce or terminate their spend with us if they perceive a superior alternative for digital brand advertising.

Advertisers do not enter into long-term obligations with us requiring them to use our solution and their contracts with us are cancelable upon short or no notice and without penalty. We cannot be sure that our advertisers will continue to use our services or that we will be able to replace advertisers that do not renew their campaigns with new ones generating comparable revenues.

If our existing advertisers do not continue to use our solution for their marketing campaigns, or if we are unable to attract and expand the amount of business we do with new advertisers, our sales will decrease and our business, financial condition and operating results will be adversely affected.

We are highly dependent on advertising agencies as intermediaries, and this may adversely affect our ability to attract and retain business.

Most of our sales come from delivering marketing campaigns to advertising agencies that purchase our solution on behalf of their clients. For 2011, 82.0% of our revenues came from sales to advertising agencies.

Advertising agencies are instrumental in assisting brands in planning and purchasing advertising, and each advertising agency will allocate advertising spend from brands across numerous channels. We do not have exclusive relationships with advertising agencies and we depend on agencies to work with us as they embark on marketing campaigns for brands. If we have an unsuccessful engagement with an advertising agency on a particular marketing campaign, we risk losing the ability to do work not only for the advertiser for whom the campaign was run, but also for other brands represented by that agency. With advertising agencies acting as intermediaries for multiple brands, our customer base is more concentrated than might be reflected by the number of advertisers for whom we conduct marketing campaigns.

Our sales could be adversely impacted by industry changes relating to the use of advertising agencies. For example, if advertisers seek to bring their marketing campaigns in-house rather than using an advertising agency, we would need to develop relationships with the advertisers directly, which we might not be able to do and which could increase our sales and marketing expense. Moreover, as a result of dealing primarily with advertising agencies, we have less of a direct relationship with advertisers than would be the case if advertisers dealt with us directly. This may drive advertisers to attribute the value we provide to the advertising agency rather than to us, further limiting our ability to develop long term relationships directly with advertisers. Advertisers may move from one advertising agency to another, and, accordingly, even if we have a positive relationship with an advertising agency, we may lose the underlying business when an advertiser switches to a new agency. The presence of advertising agencies as intermediaries between us and the advertisers thus creates a challenge to building our own brand awareness and affinity with the advertisers that are the ultimate source of our revenues.

In addition, advertising agencies that are our customers also offer or may offer some of the components of our solution, including selling digital advertising inventory through their own trading desks. As such, these advertising agencies are, or may become, our competitors. If they further develop their capabilities they may be more likely to offer their own solutions to advertisers and our ability to compete effectively could be significantly compromised and our business, financial condition and operating results could be adversely affected.

The market in which we participate is intensely competitive, and we may not be able to compete successfully.

The market for digital marketing and advertising solutions is highly competitive and rapidly changing. With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales and maintain our profitability.

In the traditional media space our primary competitors for advertising spend are large media firms, mainly TV and radio broadcasters and aggregators, as well as print media publishers and outdoor advertising companies. Many of these competitors have significant consumer reach, well developed client relationships, much larger financial resources and longer operating histories than we have.

Across the digital media landscape, we compete for advertising spend with multiple market participants, including entities with significant market presence such as Google, Facebook and Yahoo!, as well as various online advertising networks. Some advertising agencies, including some agencies that buy our solution on behalf of advertisers, also offer media inventory or services that compete directly with our solution. In addition to competing with these various firms for advertising spend, we also compete with some of them to place advertisements on digital media content providers’ properties. Further, many digital media content providers, in particular those with a significant consumer following, sell advertising on their websites and applications directly to advertisers, and these include some of the digital media content providers with whom we place advertisements.

Some of our larger competitors, such as Google, Apple, Microsoft and Facebook, may have the power to significantly change the very nature of the digital advertising marketplace to their advantage, and these changes could materially disadvantage us. For example, Google, Microsoft and Apple have substantial resources and have a significant share of widely adopted industry platforms such as web browsers and mobile operating systems.

These companies could leverage their position to make changes to their platforms that could be disadvantageous to our competitive position.

New technologies and methods of buying advertising present a dynamic competitive challenge, as market participants offer multiple new products and services, such as analytics, automated media buying and exchanges, aimed at capturing advertising spend. In addition to existing competitors and intermediaries, we may also face competition from new companies entering our market, which may include large established companies, such as IBM, which recently acquired Coremetrics, and Adobe Systems, which recently acquired Omniture and Efficient Frontier, each of which currently offers, or may in the future offer, online marketing applications, web analytics and marketing automation solutions.

We may face competition from companies we do not yet know about. If existing or new companies develop, market or resell competitive high-value marketing products or services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, be able to devote greater resources to the development, promotion, sale and support of their products and services, have more extensive advertiser bases and broader relationships than we have, and may have longer operating histories and greater name recognition than we have. As a result, these competitors may be better able to respond quickly to new technologies, develop deeper customer relationships or offer services at lower prices. Any of these developments would make it more difficult for us to sell our services and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share.

We must deliver successful marketing campaigns or we will not grow or retain our current advertiser base.

It is critical that we deliver successful marketing campaigns on behalf of our advertisers. Factors that may adversely affect our ability to deliver successful marketing campaigns include the following:

•	inability to accurately process data and extract meaningful insights;

•	faulty algorithms that fail to properly process data or result in inaccurate or ineffective consumer targeting;

•	failure to create or deliver marketing campaigns that engage consumers;

•	the delivery of advertising impressions next to inappropriate content for the advertiser;

•	technical or infrastructure problems resulting in marketing campaigns not functioning or displaying properly; and

•	misuse of tracking tools, click-fraud or other malevolent behavior.

If we are not successful in delivering marketing campaigns for advertisers our ability to retain and expand business with existing advertisers could be harmed and our business, financial condition and operating results could be adversely affected.

Regulatory, legislative or self-regulatory developments regarding Internet privacy matters could adversely affect our ability to conduct our business.

Consumer and industry groups have expressed concerns about online data collection and use by advertisers, which has resulted in the release of various industry self-regulatory codes of conduct and best practice guidelines that are binding for member companies and that govern, among other things, the ways in which companies can collect, use and disclose user information, how companies must give notice of these practices and what choices companies must provide to consumers regarding these practices.

U.S. regulatory agencies have also placed an increased focus on online privacy matters and, in particular, on online advertising activities that utilize cookies and other online tools for tracking purposes. Such regulatory agencies have released, or are expected to release, detailed reports pertaining to the collection and use of consumers’ information for online advertising and other purposes. For example, on December 1, 2010, the Federal Trade Commission issued a staff report emphasizing the importance of the principles of consumer notice and choice, and recommending the adoption of methods of simplified choice, including the implementation of a “Do Not Track” mechanism — likely a persistent setting on consumers’ Internet browsers – to enable consumers to choose whether to allow the tracking of their online search and browsing activities.

U.S. and foreign governments have enacted, considered or are considering legislation or regulations that could significantly restrict industry participants’ ability to collect, augment, analyze, use and share anonymous data, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tools to track consumers online. A number of existing bills are pending in the U.S. Congress that contain provisions that would regulate how companies can use cookies and other tracking technologies to collect and use information about consumers. Several pending bills also contain provisions that would specifically regulate the collection and use of information, particularly geolocation information, from mobile devices.

The European Union and some EU member states have already implemented legislation and regulations requiring advertisers to obtain specific types of notice and consent from consumers before using cookies or other technologies to track consumer online behavior and deliver targeted advertisements. In particular, to comply with these requirements, the use of cookies or other similar technologies may require the user’s affirmative, opt-in consent.

Changes in global privacy regulations and self-regulatory regimes may adversely affect the demand for our solutions or otherwise harm our business, results of operations and financial condition. For instance, privacy regulations could require digital media content providers to take additional measures to facilitate consumer privacy preferences, in which case we will be reliant upon them to do so. In addition, digital media content providers could become subject to regulatory restrictions that would require them to limit or cease altogether the collection and/or use of data by third parties such as ourselves. For example, one potential form of restriction on the use of cookies would allow the website that the consumer has elected to visit, a first-party website, to continue to place cookies on the user’s browser without explicit consent, but would require the user’s explicit consent for a third party to place its cookies on the user’s browser. We are a third party in this context, and therefore currently depend on the ability to place our cookies on browsers of users that visit the websites of our digital media content providers, and if we were restricted from doing so, our ability to gather the data on which we rely would be impaired. Further, we could be placed at a competitive disadvantage to large competitors such as Google, Facebook, Microsoft and Yahoo! who have heavily trafficked first-party properties that would continue to have greater ability to collect visitor data.

Finally, we may be subject to foreign laws regulating online advertising even in jurisdictions where we do not have any physical presence to the extent a digital media content provider has advertising inventory that we manage or to the extent that we collect and use data from consumers in those jurisdictions. Such laws may vary widely around the world, making it more costly for us to comply with them. Failure to comply may harm our business and our operating results could be adversely affected.

Changes in consumer sentiment regarding privacy matters could adversely affect our ability to conduct our business.

Consumers may become increasingly resistant to the collection, use and sharing of information used to deliver targeted advertising, and take steps to prevent such collection and use of information. For example, consumer complaints and/or lawsuits regarding online advertising in general and our practices specifically could adversely impact our business.

Consumers can currently opt out of the placement or use of most cookies for online advertising purposes by either deleting or disabling cookies on their browsers, visiting websites that allow consumers to place an opt-out cookie on their browsers, which prevents the collection of certain data about the consumers’ online activity, or by downloading browser plug-ins and other tools that can be set to: (i) identify cookies and other tracking technologies used on websites; (ii) prevent websites from placing third-party cookies and other tracking technologies on the user’s browser; or (iii) block the delivery of online advertisements on websites and applications.

Changes in device and software features could make it easier for Internet users to prevent the placement of cookies. In particular, the default settings of consumer devices and software may be set to prevent the placement of cookies unless the user actively elects to allow them. For example, Apple’s Safari browser currently does not accept cookies as a default, and users must activate a browser setting to enable cookies to be set. On February 22, 2012, the Digital Advertising Alliance announced that its members will work to add browser-based header signals to the set of tools by which consumers can express their preferences not to be tracked online.

If consumer sentiment regarding privacy issues or the development and deployment of new browser solutions results in a material increase in the number of users who choose to opt out or are otherwise using browsers where they need to, and fail to, configure the browser to accept cookies, our ability to conduct our business would be adversely affected, as would our operating results and financial condition.

In addition to this change in consumer preferences, if brand advertisers perceive significant negative consumer reaction to targeted online advertising, they may determine that such advertising has the potential to negatively impact their brand. In that case, advertisers may limit or stop the use of our services, and our operating results and financial condition would be adversely affected.

Our business model depends upon advertising inventory that we do not own or otherwise control.

The majority of our revenues come from arrangements where we are paid by advertisers to place advertisements on digital media content provider websites and applications that we do not own. As such, we do not own or control the inventory of advertising upon which our business depends. Digital media content providers have a variety of channels in which to sell their advertising inventory. If these content providers sell their inventory through advertising exchanges, or if our competitors offer higher prices for their inventory, this may affect our ability to obtain inventory on a cost-effective basis and our business, financial condition and operating results will be adversely affected.

Many digital media content providers sell a portion of their advertising inventory directly to advertisers, and digital media content providers may seek to do so increasingly in the future. If that were to occur, we may have fewer opportunities to sell our solution to advertisers, which would harm our ability to grow our business and our financial condition and operating results would be adversely affected.

We are highly dependent on our Chief Executive Officer.

Our future success depends in significant part on the continued service of our Dilip DaSilva, Chief Executive Officer, President and Chairman. Mr. DaSilva is critical to the overall management of our company as well as the development of our technology and strategic direction. Mr. DaSilva is an at-will employee and there are no vesting restrictions on any of the common stock that he owns. The loss of Mr. DaSilva could adversely affect our business, financial condition and operating results.

Defects or errors in our solution could harm our reputation, result in significant costs to us and impair our ability to deliver our marketing campaigns.

The applications underlying our solution are inherently complex and may contain material defects or errors which can adversely affect the execution of a marketing campaign and cause harm to our reputation. Errors in our systems could cause the delivery of marketing campaigns in an incomplete or inaccurate manner. This risk is compounded by the complexity of our solution and the large amounts of data we collect and manage. If we were to experience any such errors or defects, our reputation could be harmed and we could lose customers.

Digital media content providers that utilize our ad-serving technology could be adversely affected by our failure to deliver advertisements.

In some cases, digital media content providers rely on our ad server to deliver advertisements to their websites or mobile applications. Because of this additional level of integration, the failure of our ad server could cause the digital media content provider website to fail to display properly. Therefore, if we experience interruptions in the availability of, or impaired functionality of, our advertising server, our reputation among digital media content providers could be harmed and they may cease to partner with us for the delivery of advertisements. Any of these consequences could adversely affect our operating results and financial condition.

Interruptions or delays in service from third-party data center hosting facilities and other third parties could impair the delivery of our service and harm our business.

We currently serve our customers from third-party data center hosting facilities located in Northern California and Virginia. All of our data gathering and analytics are conducted on, and the advertisements we deliver are processed through, servers in these facilities. We also rely on bandwidth providers, ISPs and mobile networks to deliver advertisements. Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our service. If for any reason our arrangement with one or more of our data centers is terminated, we could experience additional expense in arranging for new facilities and support. In addition, the failure of our data centers to meet our capacity requirements could result in interruptions in the availability or functionality of our services or impede our ability to scale our operation.

Despite precautions taken at our third-party data centers, the occurrence of a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close the facilities without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of our services. While we have disaster recovery arrangements in place, they have not been tested under actual disasters or similar events. If any such event were to occur our business, operating results and financial condition could be adversely affected.

In periods of economic uncertainty, advertisers may delay or reduce their spending, which could materially harm our business.

General worldwide economic conditions have experienced significant instability in recent years. These conditions make it extremely difficult for our advertisers and us to accurately forecast and plan future business activities, and could cause our advertisers to reduce or delay their advertising spend.

We cannot predict the timing, strength or duration of any economic slowdown or recovery. In downturns our revenues can be adversely affected as advertisers may curtail spending on advertising in general and for new platforms such as ours specifically. Any macroeconomic deterioration in the future could materially and adversely affect our revenues and operating results. In addition, even if the overall economy improves, we cannot assure you that the market for online advertising and marketing services will experience growth or that we will experience growth.

Furthermore, during challenging economic times our customers may face issues in gaining timely access to liquidity, which could result in an impairment of their ability to make timely payments to us. For example, we carry credit risk on the revenue share that we provide to digital media content providers, as we generally pay digital media content providers within a shorter period of time than advertisers pay us. If payments are not made to us on a timely basis, or at all, we may be required to increase our allowance for doubtful accounts and our financial results would be harmed.

The growth of the mobile advertising market is uncertain and we may not be successful in producing brand advertising solutions for mobile platforms.

Web usage and the consumption of digital content are increasingly shifting to mobile platforms such as smartphones, tablets and eBooks, as well as other connected devices. Industry-wide solutions to effectively monetize advertising inventory on these platforms are at an early stage of development and the future demand and growth prospects for advertising on these mobile platforms is uncertain. Compelling formats on mobile remain elusive and subject to rapid evolution.

The growth of our business depends in part on our ability to deliver compelling solutions to brand advertisers on these new mobile marketing channels. Our success on mobile platforms will be dependent on interoperability with popular mobile operating systems that we do not control, such as Android, iOS and Windows Mobile, and any changes in such systems that degrade our services’ functionality or give preferential treatment to competitive services could adversely affect usage of our services through mobile devices. Additionally, to deliver high quality mobile offerings, it is important that our services interoperate with a range of other mobile technologies, systems, networks and standards that we do not control. For example, access to the device identifier is an important factor in delivering targeted advertisements to consumers. Regulatory or legislative restrictions regarding the collection and use of information through mobile technologies, actions by platform developers to block access to device identifiers or actions by application developers to block access to device identifiers might all affect our ability to obtain the device identifier information. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks or standards.

If we fail to deliver effective solutions to advertisers for mobile platforms and other emerging platforms, our ability to monetize these growth opportunities will be constrained, and our business, financial condition and operating results would be adversely affected.

We are subject to international business uncertainties.

Revenues from advertisers outside the United States comprised 33.1% of our revenues in 2011 and we expect this portion to increase in the future. Currently, we have a sales presence in 25 countries. In addition, we have substantial operations in India, Ukraine and the United Kingdom. We intend to expand our operations in these 25 countries as well as establish a presence in additional countries to grow our international sales. Operating in foreign countries requires significant resources and management attention, and we have limited experience entering new geographic markets. Moreover, advertisers typically spend less in the aggregate and on average per campaign in developing countries than they do in more developed countries. We cannot assure you that our international efforts will be successful. International sales and operations may be subject to risks such as:

•	competition with local advertising firms or foreign firms entering the same markets;

•	difficulties in staffing and managing foreign operations;

•	burdens of complying with a wide variety of laws and regulations;

•	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;

•	political and economic instability;

•	terrorist activities and natural disasters;

•	generally longer receivable collection periods than in the United States;

•	trade restrictions;

•	differing employment practices and laws and labor disruptions;

•	preference for local vendors;

•	technology compatibility;

•	the imposition of government controls;

•	lesser degrees of intellectual property protection;

•	a legal system subject to undue influence or corruption; and

•	a business culture in which illegal sales practices may be prevalent.

In addition, the United States has in the past proposed, and is currently evaluating, changes to the corporate tax structure that would include taxation of offshore earnings of U.S. businesses. If this were to occur our effective tax rates would likely increase. We are subject to U.S. and foreign legislation, such as the Foreign Corrupt Practices Act and the UK Bribery Act, and we have operations in certain countries that are considered to be high risk areas for corruption. While we maintain high standards of ethical conduct, our policies, training and monitoring of compliance with applicable anti-corruption laws are at a very early stage of development. If any of our employees or agents were to violate these laws in the conduct of our business, we could be subject to substantial penalties and our reputation could be impaired.

We cannot assure you that these factors will not have an adverse effect on revenues from advertisers located outside the United States and, consequently, on our business and operating results.

We experience quarterly fluctuations in our operating results due to a number of factors which make our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly operating results fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as indicative of our future performance. If our revenues or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the price of our common stock could decline substantially.

Our business is also subject to seasonal fluctuations. Specifically, our revenues are traditionally strongest in the fourth quarter of each year due to increases in holiday advertising. Conversely, our first quarter revenues are typically lower than the preceding fourth quarter as advertising spend decreases.

Since the majority of our non-advertising expenses are personnel-related and include salaries, stock-based compensation, benefits and incentive-based compensation plan expenses, we have not experienced significant seasonal fluctuations in the timing of our expenses from period to period. In addition, following this offering we plan to increase our investment in sales and marketing and product development substantially as we seek to leverage our solution to capitalize on what we see as a growing global opportunity. We also expect that our general and administrative expenses will increase both to support our growing operations and due to increased costs of operating as a public company. For the foregoing reasons or other reasons we may not anticipate, historical patterns should not be considered indicative of our future sales activity or performance.

Some of our services have different financial characteristics than others, so that a fluctuation in the mix of services we provide could cause a fluctuation in our operating results. For example, our Techbargains.com revenues have higher gross margin and lower operating expense than some of our other services.

Factors that may affect our quarterly operating results include the following:

•	demand for our technology and related services and the size, scope and timing of marketing campaigns;

•	advertiser renewal rates, and the pricing and volume levels at which agreements are renewed;

•	market acceptance of our current and future products and services;

•	budgeting cycles of our advertisers;

•	changes in the competitive dynamics of our industry, including consolidation among competitors or customers;

•	the response of consumers to our advertisements and to online marketing in general;

•	our ability to control costs, including our operating expenses;

•	network outages, errors in our solution or security breaches and any associated expenses and collateral effects;

•	foreign currency exchange rate fluctuations, as some of our foreign sales and costs are denominated in their local currencies;

•	changes in the mix of services we sell each period, from lower to higher margin solutions, or vice versa;

•	failure to successfully manage any acquisitions; and

•	general economic and political conditions in our domestic and international markets.

As a result, we have a limited ability to forecast the amount and mix of future revenues and expenses, our operating results may from time to time fall below our estimates or the expectations of public market analysts and investors.

We are subject to currency exchange risk in connection with our international business operations.

Cash inflows and outflows in our international operations are typically denominated in the currencies other than the U.S. dollar, which is our functional currency for financial reporting purposes. For 2009, 2010 and 2011, 15.3%, 25.1% and 33.1% of our sales were denominated in such foreign currencies. Our reliance on foreign currencies subjects our financial results to fluctuations in currency exchange rates and changes in the proportion of our revenues and expenses attributable to each of our foreign locations. We recognized a foreign exchange loss of $1.3 million in 2011. In addition, we expect our exposure to fluctuations in foreign exchange rates to increase as we expand our business in existing and new international markets. We do not currently engage in any hedging activities relating to foreign currency. Foreign currency exchange rate fluctuations could adversely impact our profitability.

Failure to effectively expand our sales and marketing operations and activities could harm our ability to increase our advertiser base and achieve broader market acceptance of our solutions.

Increasing our advertiser base and achieving broader market acceptance of our services will depend to a significant extent on our ability to expand our sales and marketing operations and activities. We expect to be substantially dependent on our direct sales force to obtain new advertisers. We plan to continue to expand our direct sales force both domestically and internationally. We believe that there is significant competition for direct sales personnel with the sales skills and technical knowledge that we require. Our ability to achieve significant growth in revenues in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of direct sales personnel. New hires require significant training and time before they achieve full productivity. Newly hired sales personnel may not become productive as quickly as we would like, or at all, thus representing increased operating costs and lost opportunities which in turn would adversely affect our business, financial condition and operating results.

Our inability to acquire or to successfully integrate other businesses, products or technologies could adversely affect our business.

We may seek to acquire additional businesses, products or technologies. However, we have limited experience in acquiring and integrating businesses, products and technologies. Moreover, our integration of

AdoTube, which we acquired in September 2011, has not yet been completed and we do not know if we will be able to successfully integrate AdoTube into our existing business. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms of the acquisition, financing the acquisition, or effectively integrating the acquired business, product or technology into our existing business and operations. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues.

Additionally, in connection with any acquisitions we are able to complete, we may not achieve the synergies or other benefits we expected to achieve and we may incur write-downs, impairment charges or unforeseen liabilities which could negatively affect our operating results or financial position or could otherwise harm our business. We have capitalized significant amounts of intangible assets and goodwill from acquisitions completed to date and could be required to write down these assets or other similar assets obtained in future acquisitions. If we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our stock. Furthermore, contemplating or completing an acquisition and integrating an acquired business, product or technology could significantly divert management and employee time and resources and could adversely affect our business, financial condition and operating results.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, our financial performance may suffer.

We have expanded our overall business, advertiser base, employee headcount and operations in recent periods. We increased our total number of full-time employees and contractors from 214 as of December 31, 2009 to 639 as of December 31, 2011. We have also established operations in other countries. In September 2011, we completed the acquisition of AdoTube which has an operations center in Ukraine, where we previously had no presence. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, operational, product development, sales and marketing, administrative, financial and other resources. More systems, processes and local management are needed to allow us to grow successfully. If we are unable to manage our growth successfully, our business, financial conditions and operating results could be adversely affected.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

In addition to the continued services of Mr. DaSilva, we believe that our future success is highly dependent on the contributions of our executive officers, as well as our ability to attract and retain highly skilled and experienced sales, technical and other personnel in the United States and abroad. All of our employees, including our executive officers, are free to terminate their employment relationship with us at any time, and their knowledge of our business, platform and industry may be difficult to replace. In addition, we believe that our executives have developed highly successful and effective working relationships. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic and working relationships that have developed among our executive officers and other key personnel, and our operations could suffer. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. Many of the companies with which we compete for experienced personnel also have greater resources than us. Competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located.

If we are unable to attract and retain our executive officers and key employees, we may not be able to achieve our strategic objectives, and our business, financial condition and operating results could be adversely affected.

If our security measures are breached, our platform may be perceived as not being secure and advertisers may curtail or stop using our services.

We manage the delivery of marketing campaigns through a web-based platform. If our security measures are breached as a result of actions of our employees or a third party, this could result in: (i) unauthorized access to consumer information, including web users’ personally identifiable information we possess in limited amounts via our Techbargains.com website; (ii) viruses, worms, spyware, or other malware being served from our platform (e.g., “malvertising”); (iii) a denial of service or other limitation on our ability to serve advertisements; or (iv) unauthorized access to our system and manipulation of existing marketing campaigns. If this occurs, our reputation could be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, we may be unable to anticipate these attacks or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose potential sales and customers and our business, financial condition and operating results could be adversely affected.

We may not maintain profitability in the future.

Although we have historically been profitable, we expect to make significant future investments related to the development and expansion of our business. If we fail to achieve sufficient revenue growth to offset these increased expenses, we may be unable to maintain profitability. In addition, a lack of operating efficiency or poor decisions relating to the ongoing management of our business may adversely affect our profitability. You should not consider our revenue growth in recent periods as indicative of our future performance. In future periods, our revenues could decline or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

We will seek to develop greater awareness of our brands among advertisers, but may not be successful in doing so, in which event our growth could be impaired.

Our primary global brands are Tribal Fusion, Firefly Video and AdoTube. We believe that developing and maintaining awareness and integrity of our brands in a cost-effective manner is important to achieving widespread acceptance of our existing and future offerings and an important element in attracting new advertisers. Successful promotion of our brands will depend on the effectiveness of our marketing efforts. We bring different aspects of our overall solution to market under a variety of brands and some of our current or future offerings may overlap, contributing to brand confusion. As a result, we may have to make additional investments in marketing to educate the market on what our various products and services provide. Such brand promotion activities may not yield increased revenues, and even if they do, the increased revenues may not offset the expenses we incur in promoting our brands. If we fail to promote and maintain our brands successfully or to maintain loyalty among our advertisers, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract new advertisers or to retain our existing advertisers and our business, financial condition and operating results may be adversely affected.

Federal, state and foreign governments may propose and implement new taxes and new laws, including sales taxes, which may negatively affect our business.

As Internet commerce and globalization continue to evolve, increasing regulation by federal, state or foreign governments becomes more likely. Our business could be negatively impacted by the application of existing laws and regulations or the enactment of new laws applicable to digital marketing. The cost to comply with such laws or regulations could be significant, and we may be unable to pass along those costs to our customers in the form of increased fees.

In addition, federal, state and foreign governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. Such taxes could discourage the use of the Internet as a means of commercial marketing, which would adversely affect the viability of our offerings. For example, if California imposes a sales tax on revenues generated by websites owned by companies based in California, then companies may reduce the amount of products and services offered through Techbargains.com and our referral revenues could decline.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), the Sarbanes-Oxley Act, the Dodd-Frank Act, the stock market listing requirements of              and other applicable securities rules and regulations. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources. In connection with the preparation of our financial statements for inclusion in this prospectus, we and our independent registered public accounting firm determined that we have a significant deficiency in our financial statement close process related to our ability to support the timely reporting of our financial results as required under the Exchange Act. To remediate this significant deficiency, we will need to examine and improve our processes and related internal control over financial reporting, which will require us to add experienced personnel with requisite skills to our finance department. If we are unable to remediate the significant deficiency, we may not be able to comply with our reporting obligations.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We currently have a $20 million credit facility, against which we had $13.4 million in borrowings outstanding as of December 31, 2011. Under this facility, we are required to comply with certain financial and non-financial covenants. Amounts outstanding under the credit facility may become immediately due and payable if certain events of default, including non-compliance with the required covenants occur. There can be no assurances that we will be able to maintain the credit facility, which has been an important source of capital to support our growth in the past.

If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

If we are unable to protect our proprietary information or other intellectual property, the value of our platform and offerings in general could be adversely affected.

We rely largely on trade secret law to protect our proprietary information and technology. To date, we have filed two patent applications in the United States. We generally seek to protect our proprietary information by confidentiality, non-disclosure and assignment of invention agreements with our employees, contractors and parties with which we do business. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. Breaches of the security of our website, databases or other resources could expose us to a risk of loss or unauthorized disclosure of web user information, cookies or other proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology or information. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors and in these situations we would have no right to stop their use of our information. To the extent that our employees, contractors, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and may have an adverse effect on our business.

We have registered certain of our trademarks in certain jurisdictions worldwide. However, even in those jurisdictions competitors may adopt similar trademarks to ours, register domain names that mimic ours or purchase keywords that are confusingly similar to our brand names as terms in Internet search engine advertising programs, which could impede our ability to build our brand identity and lead to confusion among potential customers of our services. We believe that other companies have copied some of our trademarks for use in the marketplace. We have sent demand letters in these instances, but there can be no assurance that we will prevail should such letters be ineffective. We are also aware that a third party has registered, and another third party has applied to register, the trademark “Firefly” in the United States for similar classes of services as our application for our own “Firefly Video” logotype. If we are not successful in arguing that there is no likelihood of confusion between our mark and the marks of these third parties, or in proving that we have prior rights in our mark, our application may be denied. Whether or not our application is denied, third parties may claim that our trademarks infringe their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in the United States or other jurisdictions.

Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third party copying, infringement or use, which could adversely affect our competitive position. To protect or enforce our intellectual property rights, we may initiate litigation against third parties. Litigation may be necessary to protect our trade secrets or know-how, or determine the enforceability, scope and validity of the proprietary rights of others. Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Additionally, we may provoke third parties to assert claims against us. These claims could invalidate or narrow the scope of our own intellectual property. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may adversely affect our business, financial condition and operating results.

Our business may suffer if it is alleged or determined that our technology or another aspect of our business infringes the intellectual property rights of others.

Our industry is characterized by the existence of a large number of patents and by litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, in recent years, individuals and groups have purchased patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. From time to time, third parties have claimed and may continue to claim that we are infringing upon their intellectual property rights. Our lack of patents may make it difficult for us to deter any such third parties through counterclaims. In addition, we may be contractually obligated to indemnify our customers in the event of infringement of a third party’s intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the scope of these obligations could require additional litigation. Further, claims of intellectual property infringement might require us to redesign our technology, rebrand our services, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our services. If we cannot or do not license the infringed intellectual property on reasonable terms or at all, or substitute similar intellectual property from another source, our revenues and operating results could be adversely impacted. Additionally, our advertisers may not purchase our offerings if they are concerned that they may infringe third-party intellectual property rights. The occurrence of any of these events may have an adverse effect on our business, financial condition and operating results.

We use open source software in our platform that may subject our technology to general release or require us to re-engineer our solutions, which may cause harm to our business.

We use open source software in connection with our services. From time to time, companies that incorporate open source software into their products have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or make available open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open source agreement, such use could nevertheless occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition or operating results.

Catastrophic events or political instability could disrupt and cause harm to our business.

Our headquarters and one of our data centers are located in California, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, act of terrorism or other catastrophic event in California or elsewhere that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be harmed.

We have significant operations in India, Ukraine, the United Kingdom and the United States. Political instability or catastrophic events in any of those countries could adversely affect our business in the future, our financial condition and operating results.

Risks Related to this Ownership of Our Common Stock and this Offering

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, an active public trading market may not develop or be sustained following this offering, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon the closing of this offering or, if it does develop, it may not be sustainable. The trading prices of the securities of technology companies have been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of online marketing or other technology companies, or those in our industry in particular;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

After the completion of the offering, we will have             outstanding shares of common stock (             shares of common stock if the underwriters exercise in full their option to purchase additional shares). This number is comprised of all the shares of our common stock that we are selling in this offering, which may be resold immediately in the public market. Subject to certain exceptions, we, all of our directors and officers and          of our stockholders and option holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriters for a period of 180 days from the date of this prospectus, subject to extension in some circumstances. When this period expires, we and our locked-up security holders will be able to sell our shares in the public market. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

The market price of the shares of our common stock could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Our Chief Executive Officer will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, Dilip DaSilva, our Chairman, Chief Executive Officer and President, will beneficially own, in the aggregate,     % of our outstanding common stock. As a result, he will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, our Chief Executive Officer will have substantial influence over the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of the company;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the company.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds that we receive from this offering, including applications for working capital, possible acquisitions and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently do not have and may never obtain research coverage by securities analysts, and industry analysts that currently cover us may cease to do so. If no securities analysts commence coverage of our company, or if industry analysts cease coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. Our credit agreement for our revolving line of credit contains a prohibition on the payment of cash dividends on our capital stock.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the net tangible book value per share after giving effect to this offering of $         as of December 31, 2011, based on an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier stockholders paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase common stock under our equity incentive plans or under equity awards granted outside our equity incentive plan, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock. For more information, see “Dilution.”

Delaware law and provisions in our restated certificate of incorporation and bylaws that will be in effect at the closing of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Following the closing of this offering, our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and bylaws that will be in effect at the closing of this offering will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	our board of directors will be classified into three classes of directors with staggered three-year terms;

•	only our Chairman of the board, our Chief Executive Officer, our President or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	directors may be removed from office only for cause;

•	our restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without stockholder approval; and

•	advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

For information regarding these and other provisions, see “Description of Capital Stock.”

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements. We may, in some cases, use words, such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other similar words and expressions that convey uncertainty about future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include statements about:

•	our ability to grow our business in the future;

•	our ability to execute our growth strategy;

•	the effects of increased competition in our industry;

•	our ability to deliver successful advertising campaigns in the future;

•	the effect of regulatory developments regarding Internet privacy matters;

•	the effect of changes in consumer sentiment regarding privacy matters;

•	our ability to produce successful brand advertising solutions for mobile platforms;

•	the impact of seasonality on our business;

•	changes in our relationships with advertisers and agencies;

•	our ability to successfully enter new markets and manage our international expansion;

•	the effect of our Chief Executive Officer’s control over our management and business strategy;

•	the attraction and retention of qualified employees and key personnel.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks, uncertainties and factors include those we discuss in this prospectus under the caption “Risk Factors.” You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus also contains estimates and other statistical data that we obtained from industry publications, surveys, forecasts and reports. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications are reliable and the conclusions contained in the publications and reports are reasonable.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of $         million. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $         would increase or decrease the net proceeds we received from the offering by approximately $         million, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions and payable by us.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We expect to use the net proceeds that we receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds that we receive from this offering for investments in or acquisitions of complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any investments or acquisitions at this time.

We cannot specify with certainty the particular uses for the net proceeds to be received by us from this offering. Accordingly, our management team will have broad discretion in using these net proceeds. Pending the use of proceeds from this offering, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial conditions. Our credit agreement for our revolving line of credit contains a prohibition on the payment of cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2011, on:

•	an actual basis; and

•

on a pro forma, as adjusted basis to give effect to (a) the vesting of 750,000 shares of restricted stock upon completion of this offering and (b) the receipt of the net proceeds from the sale of              shares of common stock offered by us in this offering, at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions payable by us and estimated offering expenses payable by us.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2011
	Actual	Pro Forma, As Adjusted
	(In thousands)
Cash and cash equivalents	$14,263	$

Total indebtedness	16,531

Stockholders’ equity:
Common stock, $0.00001, per share: 100,000,000 shares authorized, 52,717,006 shares issued and 52,559,844 shares outstanding actual; shares authorized, shares issued and outstanding as adjusted	1
Additional paid-in capital	17,470
Treasury stock	(367)
Retained earnings	41,134
Accumulated other comprehensive loss	(425)

Total stockholders’ equity	57,813

Total capitalization	$57,813	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma, as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

The number of shares of common stock issued and outstanding actual and pro forma, as adjusted in the table above excludes the following shares:

•	14,259,048 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2011 with a weighted average exercise price of $1.47 per share;

•	1,230,262 shares reserved for issuance under our 2010 Equity Incentive Plan (which share reserve was increased by 4.0 million shares in March 2012);

•

             shares to be reserved for issuance under our 2012 Equity Incentive Plan and our 2012 Employee Stock Purchase Plan, each of which will become effective on the first day that our common stock is publicly traded and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation — Employee Benefit Plans;”

•	up to 534,287 shares that may be issued as contingent deferred consideration from our acquisition of AdoTube; and

•	on an actual basis, 750,000 shares of unvested restricted stock, which will become fully vested upon the completion of this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of December 31, 2011, was $19.9 million, or $0.38 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2011.

After giving effect to the sale by us of          shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2011 would have been approximately $         million, or approximately $          per share. This amount represents an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $         per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2011	$0.38
Increase in net tangible book value per share attributable to new investors

As adjusted net tangible book value per share after giving effect to this offering

Dilution per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value per share to new investors by approximately $         and would increase (decrease) dilution per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, to the extent any outstanding options or warrants are exercised, you will experience further dilution.

The following table presents on an as adjusted basis as of December 31, 2011 the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common, cash received from the exercise of stock options and the average price per share paid or to be paid to us at an assumed offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders		.	%	$	.	%	$
New investors

Total		100.0%		$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the total consideration paid by new investors by $         million and increase (decrease) the percent of total consideration paid by new investors by     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming the underwriters’ option to purchase additional shares is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to     % and will increase the number of shares held by our new investors to             , or     %.

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to             or approximately     % of the total shares of our common stock outstanding after this offering if the over-allotment option is exercised in full. The number of shares to be purchased by new investors will be increased to              shares or approximately     % of the total shares of common stock outstanding after this offering, if the over-allotment option is exercised.

The number of shares of our common stock to be outstanding after this offering is based upon the number of shares of our common stock outstanding as of December 31, 2011 and excludes:

•	14,259,048 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2011 with a weighted average exercise price of $1.47 per share;

•	1,230,262 shares reserved for issuance under our 2010 Equity Incentive Plan (which share reserve was increased by 4.0 million shares in March 2012);

•

             shares to be reserved for issuance under our 2012 Equity Incentive Plan and our 2012 Employee Stock Purchase Plan, each of which will become effective on the first day that our common stock is publicly traded and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation — Employee Benefit Plans;” and

•	up to 534,287 shares that may be issued as contingent deferred consideration from our acquisition of AdoTube.

To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. We derived the selected consolidated statements of income data for 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of income data for 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	$107,410	$116,422	$92,560	$125,268	$169,082
Cost of revenues (1) (2)	66,216	71,930	55,436	71,988	95,848

Gross profit	41,194	44,492	37,124	53,280	73,234
Operating expenses (1) (2):
Sales and marketing	20,815	17,323	20,060	28,688	42,179
Product development	3,401	4,324	3,434	4,680	5,304
General and administrative	6,328	7,497	5,482	7,615	10,360
Amortization of intangible assets	805	1,137	1,073	1,045	1,189

Total operating expenses	31,349	30,281	30,049	42,028	59,032

Operating income	9,845	14,211	7,075	11,252	14,202
Other income (expense), net	(1,699)	(2,225)	(1,441)	(1,396)	(2,055)

Income before provision for income taxes	8,146	11,986	5,634	9,856	12,147
Provision for income taxes	4,486	4,922	2,623	4,485	5,263

Net income	$3,660	$7,064	$3,011	$5,371	$6,884

Net income attributable to common stockholders (3):
Basic	$3,587	$6,904	$2,953	$5,279	$6,787

Diluted	$3,591	$6,909	$2,953	$5,280	$6,789

Net income per share attributable to common stockholders (3):
Basic	$0.07	$0.14	$0.06	$0.10	$0.13

Diluted	$0.07	$0.13	$0.06	$0.10	$0.13

Weighted-average shares used in computing net income per share attributable to common stockholders (3):
Basic	50,106,383	50,876,295	51,190,410	51,682,476	52,510,727

Diluted	53,258,795	52,699,440	51,885,242	52,159,078	53,802,990

Other Financial Information:
Adjusted EBITDA	$15,267	$20,546	$12,779	$18,037	$22,039

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,395	$25,656	$10,713	$8,505	$14,263
Working capital	18,213	21,068	19,993	24,723	36,054
Total assets	76,991	78,752	60,791	75,984	121,670
Total indebtedness	33,926	27,595	5,462	1,516	16,531
Total stockholders’ equity	26,777	35,606	40,136	48,880	57,813

(1)	Results above include stock-based compensation as follows:

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Cost of revenues	$32	$39	$34	$36	$34
Sales and marketing	1,184	1,045	860	1,442	1,287
Product development	501	485	368	726	418
General and administrative	626	559	377	624	635

Total stock-based compensation	$2,343	$2,128	$1,639	$2,828	$2,374

(2)	Results above include amortization of intangible assets as follows:

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Amortization of intangible assets:
Cost of revenues	$1,097	$1,547	$1,549	$1,549	$2,124
Operating expenses	805	1,137	1,073	1,045	1,189

Total amortization of intangible assets	$1,902	$2,684	$2,622	$2,594	$3,313

(3)

See Note 1 and 11 to our audited consolidated financial statements appearing elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net income per share attributable to common stockholders.

Adjusted EBITDA

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions for the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are as follows:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•

Adjusted EBITDA does not include other income and expense, which includes significant interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness and foreign exchange gains and losses;

•	Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements or contractual commitments for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not include the potentially dilutive impact of stock-based compensation; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our financial results presented in accordance with GAAP. The following table presents a reconciliation of net income to Adjusted EBITDA for each of the periods indicated:

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Reconciliation of Adjusted EBITDA:
Net income	$3,660	$7,064	$3,011	$5,371	$6,884
Other (income) expense, net	1,699	2,225	1,441	1,396	2,055
Provision for income taxes	4,486	4,922	2,623	4,485	5,263
Depreciation and amortization of property and equipment	1,177	1,523	1,443	1,363	2,150
Amortization of intangible assets	1,902	2,684	2,622	2,594	3,313
Stock-based compensation	2,343	2,128	1,639	2,828	2,374

Adjusted EBITDA	$15,267	$20,546	$12,779	$18,037	$22,039

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

In September 2011, we acquired all of the issued and outstanding shares of AdoTube, for total purchase consideration of $19.6 million. The purchase consideration consists of $13.7 million in cash and $6.5 million in guaranteed deferred payments (with an acquisition date fair value of $6.0 million.)

The following unaudited pro forma combined consolidated statement of income for 2011 illustrates the effect of our acquisition of AdoTube as if the acquisition had occurred on January 1, 2011. The unaudited pro forma combined consolidated statement of income for 2011 combines the unaudited consolidated statement of income of AdoTube for the period from January 1, 2011 to September 13, 2011, the date of acquisition, and our consolidated statement of income for 2011. An unaudited pro forma combined consolidated balance sheet as of December 31, 2011 is not presented as AdoTube’s balance sheet, including acquisition-related adjustments, has already been included in our consolidated balance sheet as of December 31, 2011 included elsewhere in this prospectus.

The unaudited pro forma combined consolidated financial information included herein has been prepared by us, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited pro forma combined consolidated statement of income has been adjusted to give effect to pro forma events that are (1) directly attributable to the acquisition, (2) expected to have a continuing impact on our combined results and (3) factually supportable. The unaudited pro forma combined consolidated statement of income does not include the effects of any potential cost savings or other synergies that could result from the acquisition. The detailed assumptions used to prepare the unaudited pro forma combined consolidated financial information are contained in the notes hereto and such assumptions should be reviewed in their entirety.

The unaudited pro forma combined consolidated statement of income has been prepared for illustrative purposes only and does not purport to reflect the results the consolidated company may achieve in future periods or the historical results that would have been obtained had we acquired AdoTube on January 1, 2011.

The unaudited pro forma combined consolidated statement of income, including the notes hereto, should be read in conjunction with AdoTube’s consolidated financial statements for 2010 and for the six months ended June 30, 2010 and 2011 and our consolidated financial statements for 2011 included elsewhere in this prospectus.

EXPONENTIAL INTERACTIVE, INC.

Unaudited Pro Forma Combined Consolidated Statement of Income

For the Year Ended December 31, 2011

	Historical		Pro Forma Adjustments		Combined Consolidated Pro Forma For 2011
	Exponential Interactive, Inc. Consolidated For 2011	AdoTube For the Period From January 1, 2011 To September 13, 2011
	(In thousands, except share and per share data)
Revenues	$169,082	$9,066	$—		$178,148
Cost of revenues	95,848	5,234	1,398	(a)	102,480

Gross profit	73,234	3,832	(1,398)		75,668
Operating expenses:
Sales and marketing	42,179	3,138	—		45,317
Product development	5,304	1,140	—		6,444
General and administrative	10,360	1,385	(503	)(b)	11,242
Amortization of intangible assets	1,189	—	352	(a)	1,541

Total operating expenses	59,032	5,663	(151)		64,544

Operating income (loss)	14,202	(1,831)	(1,247)		11,124
Other income (expense), net:
Interest expense	(512)	(88)	(323	)(c,d,e)	(923)
Interest and other income (expense), net	(1,543)	(25)	(11	)(c)	(1,579)

Total other income (expense), net	(2,055)	(113)	(334)		(2,502)

Income (loss) before provision for income taxes	12,147	(1,944)	(1,581)		8,622
Provision for income taxes	5,263	76	(1,390	)(f)	3,949

Net income (loss)	$6,884	$(2,020)	$(191)		$4,673

Net income attributable to common stockholders:
Basic	$6,787				$4,608

Diluted	$6,789				$4,609

Net income per share attributable to common stockholders:
Basic	$0.13				$0.09

Diluted	$0.13				$0.09

Weighted-average shares used in computing net income per share attributable to common stockholders:
Basic	52,510,727				52,510,727

Diluted	53,802,990				53,802,990

The accompanying notes are an integral part of this statement.

The pro forma adjustments are explained in Note 3.

EXPONENTIAL INTERACTIVE, INC.

Notes to Pro Forma Combined Consolidated Statement of Income

For the Year Ended December 31, 2011

1. Basis of Presentation

The acquisition of AdoTube is accounted for using the acquisition method of accounting for business combinations. The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill.

Under the acquisition method, acquisition-related transaction costs (e.g. advisory, legal, valuation and other professional fees) are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. These costs are not presented in the unaudited pro forma combined consolidated statement of income because they will not have a continuing impact on the combined results.

2. AdoTube Acquisition

A summary of the purchase consideration is as follows (in thousands):

Cash	$13,676
Fair value of guaranteed deferred payments	5,968

Total purchase consideration	$19,644

We are required to make guaranteed deferred payments of $4.1 million and $2.4 million in January 2013 and 2014 to the former owners of AdoTube. At the acquisition date, we determined that the discounted fair value of these guaranteed deferred payments was $6.0 million. We will recognize accretion on these liabilities in our consolidated statements of income until these deferred guaranteed payments are paid in January 2013 and 2014.

The following table summarizes the fair values of assets acquired and liabilities assumed, which is preliminary pending finalization of our purchase accounting (in thousands):

Cash and cash equivalents	$911
Accounts receivable, net	3,288
Other current assets	100
Property and equipment, net	81
Noncurrent assets	161

Intangible assets:
Developed technology	5,640
Customer relationships	3,380
Trademarks	420
Non-compete agreements	980
Goodwill	11,429
Accounts payable and accrued liabilities	(3,904)
Deferred tax liability	(2,842)

Total	$19,644

The valuation of the intangible assets acquired was determined using currently available information and reasonable and supportable assumptions. We are amortizing these acquired intangible assets over their estimated useful lives of up to five years on a straight-line basis. Goodwill arising from the acquisition is attributable to synergies achieved through combining the technology acquired from AdoTube with our existing video online advertising technology, as well as us acquiring an assembled workforce. Goodwill is presumed to have an indefinite life and is not subject to amortization.

EXPONENTIAL INTERACTIVE, INC.

Notes to Pro Forma Combined Consolidated Statement of Income

For the Year Ended December 31, 2011

We may also be required to pay contingent deferred consideration to the former owners of AdoTube if certain gross revenue and EBITDA targets for the stand-alone AdoTube business are achieved for 2012 and 2013. Payments are also contingent on the ongoing employment of the two principal former owners of AdoTube, unless these former owners are terminated without cause or resign for good reason. The contingent payment amount with respect to 2012 is $2.8 million and 267,143 shares of our common stock, which would be payable in January 2013. The contingent payment amount with respect to 2013 is $2.8 million and 267,144 shares of our common stock, which would be payable in January 2014. We have not recorded a liability for the contingent deferred consideration in connection with the acquisition as it is considered compensatory in nature. Accordingly, we will recognize compensation expense over the requisite service period in 2012 and 2013 when we can estimate the level of payout probable of being achieved. The contingent deferred consideration is not presented in the unaudited pro forma combined consolidated statement of income because the amounts are not yet known.

3. Pro Forma Adjustments

The unaudited pro forma combined consolidated statement of income reflects the following pro forma adjustments:

(a)	Intangible Asset Amortization — This adjustment reflects the additional amortization that would have been recognized on the acquired intangible assets that are subject to amortization had the acquisition been consummated on January 1, 2011.

(b)	Transaction Costs — This adjustment eliminates acquisition-related transaction costs of $503,000 that were incurred by us for the year ended December 31, 2011. These costs were eliminated as they will not have a continuing impact on our combined consolidated results of operations.

(c)

Revolving Line of Credit Interest Expense — This adjustment reflects the $176,000 in additional interest expense and $11,000 in additional commitment fees we would have recognized related to the $13.4 million we borrowed to finance the acquisition had the acquisition been consummated on January 1, 2011. The pro forma adjustment for interest expense is based on the acquisition date variable interest rate of 1.97% on our revolving line of credit. A 1/8th percent change in the variable rate would have changed our interest expense by $17,000 for the year ended December 31, 2011.

(d)

Accretion on Guaranteed Deferred Payments — This adjustment reflects the $209,000 in additional accretion we would have recognized on the guaranteed deferred payments had the acquisition been consummated on January 1, 2011. The discounted fair value of the guaranteed deferred payments on the acquisition date was $6.0 million. The pro forma adjustment for accretion expense is based on the acquisition date discount rate of 4.75% on our guaranteed deferred payments.

(e)	Convertible Promissory Note Interest Expense — This adjustment eliminates $62,000 in interest expense recognized by AdoTube on their convertible promissory note from January 1, 2011 to September 13, 2011. The interest expense was eliminated as immediately prior to the transaction the convertible promissory note converted into shares of AdoTube that we acquired in the acquisition.

(f)	Income Taxes — This adjustment records a benefit from income taxes relating to the pro forma adjustments. The pro forma adjustment for income taxes was determined based upon our marginal effective tax rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our “Selected Consolidated Financial Data” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements below. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed elsewhere in this prospectus, particularly in the section titled “Risk Factors”.

Overview

We are a leading global provider of advertising intelligence and digital media solutions to brand advertisers. We have developed an end-to-end solution that enables brand advertisers to learn about their optimal consumer audience, reach and engage that audience with emotive advertising and analyze and refine their marketing campaigns. The foundation of our solution is our eX Advertising Intelligence Platform, which processes massive amounts of anonymous consumer data to provide the intelligence and actionable insights brand advertisers need to efficiently reach their existing and prospective customers.

As a partner to nearly 1,900 advertisers in 2011, we offer a highly integrated solution that includes many formats of high impact advertisements across display, video and mobile advertising. Our solution allows brand advertisers to connect with their target audiences at-scale through highly customizable experiences across a wide variety of formats and devices. We combine this with an efficient operational infrastructure that supports our sales footprint across 25 countries.

Key highlights of our history are as follows:

•	We were founded in 1998, launched as Tribal Fusion in 2001 and have been profitable on an annual basis since 2002.

•	From 2001 to 2005, we continued to develop and invest in our technology while primarily focusing on expanding our business domestically.

•	In 2005, we began to expand our business operations internationally, with commercial activity in the United Kingdom and Canada and operations established in India.

•	In 2006, we changed our name to Exponential Interactive, Inc. and launched our proprietary contextualization technology.

•	In 2007, we acquired Techbargains.com, a website focused on special consumer offers, primarily for technology products.

•	In 2007, we introduced advanced rich media products including dynamic advertisements.

•	In 2009, we expanded our sales operations into the Asia Pacific market including Singapore and Australia.

•	In 2010, we launched our engagement video products with the introduction of our Firefly Video brand.

•	In 2011, we added in-stream video products and established operations in Ukraine through the acquisition of AdoTube.

•	In 2011, we started rolling out our eX Advertising Intelligence Platform to advertisers.

We derive our revenues primarily from the delivery of digital display and video advertising, and we generally share a percentage of the revenues we collect with our digital media content providers when we place advertisements on their properties. For 2011, 66.9% of our revenues were generated from advertisers located in the United States and 33.1% from international advertisers. We derive revenues from a broad base of advertisers, with 85.4% of 2011 revenues derived from recurring advertisers. We regard recurring advertisers in a given year as those from whom we also earned revenues in the prior year. We have historically offered a product that was focused on the for-profit education vertical. In early 2012, we decided to stop offering that product and are instead seeking to migrate related advertisers to our current offerings. In 2011, the revenues attributable to this product represented 5.0% of our total revenues. If we are unable to successfully migrate the for-profit education advertisers to our current offerings, our operating results and financial results could be adversely affected.

Our financial objective is to create sustainable revenue and earnings growth over the long-term. To achieve this objective, we will continue to develop our eX Advertising Intelligence Platform and engagement products to serve brand advertisers. As the world becomes increasingly digital and interconnected, we will continue to invest in global expansion and leverage the capabilities of our eX Advertising Intelligence Platform to expand across the full landscape of digital devices and platforms, including smartphones, media tablets, eBooks, connected TVs and social media. We plan to continue to expand our audience reach and data capabilities by growing our relationships with digital media content providers across existing and new platforms and devices. As a result of these investments to support long-term growth, we expect our operating expenses to increase substantially and, accordingly, our operating margins to be lower than 2011 levels through at least the end of 2013.

In 2009, our revenues were adversely impacted by global macroeconomic conditions. However, we maintained profitability primarily as a result of our business model, which typically involves our paying digital media content providers a percentage of revenues, as well as our cost control initiatives. Since 2009, our revenues have grown at a compound annual growth rate, or CAGR, of 35.2% to $169.1 million in 2011, our Adjusted EBITDA has grown at a CAGR of 31.3% to $22.0 million in 2011 and our net income has grown at a CAGR of 51.2% to $6.9 million in 2011.

Basis of Presentation

Revenues

We generate revenues primarily from the sale of display and video advertising delivered across a variety of third-party owned digital media content provider properties. Advertisers generally pay us based on the number of advertising impressions delivered or user engagements or actions under short-term contracts for marketing campaigns that generally range between 30 and 90 days. Revenues from agreements based on impressions are recognized as the impressions are delivered. Revenues from agreements based on user engagements or actions are recognized when a user engagement or action occurs. We also enter into arrangements in which we receive referral revenue from advertisers on our wholly-owned website, Techbargains.com. We recognize referral revenue as earned. Techbargains.com revenue represented less than 8% of our revenues in each of the last three years.

We classify revenues by the physical location of the advertiser. Most of our revenues are generated in the United States; however, a significant and growing portion of our revenues is generated internationally as noted in the following table:

	Years Ended December 31,
	2009	2010	2011
United States	84.7%	74.9%	66.9%
International	15.3%	25.1%	33.1%

Total revenues	100.0%	100.0%	100.0%

Cost of Revenues

Cost of revenues consists primarily of amounts due to third-party digital media content providers for the placement of advertisements on their properties. Cost of revenues also includes personnel costs, depreciation and amortization on our ad-serving hardware and software, third-party data acquisition costs and ad verification and ad-serving fees related to our revenue-generating eX Advertising Intelligence Platform. Additionally, cost of revenues includes amortization of intangible assets acquired by us and used in our revenue-generating efforts. We are obligated to make payments to digital media content providers for the period in which advertising impressions are delivered or during which user engagements or actions have occurred, which correspond to the period in which the revenues are recognized. We generally pay digital media content providers a percentage of revenues, although we sometimes purchase inventory on a fixed price basis. Amortization expense included within cost of revenues related to our September 2011 acquisition of AdoTube will increase in 2012 as we include a full year of expense in our financial results.

Because we own Techbargains.com, we do not pay for advertising inventory on this website. As such, we benefit from substantially higher gross margins on our Techbargains.com revenues than from our other advertising revenues. Consequently, fluctuations in Techbargains.com revenues may result in significant fluctuations in gross margin, even if they are not significant to the change in total revenues. Further, if other advertising revenues continue to grow faster than revenues from Techbargains.com, our overall gross margin will be adversely affected.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, product development expenses, general and administrative expenses and amortization of intangible assets. The largest component of our operating expenses is personnel costs. Personnel costs consist of wages, benefits, bonuses and, with respect to sales and marketing expenses, sales commissions. Personnel costs also include stock-based compensation. We expect personnel costs to continue to increase in absolute dollars as we continue to hire new employees and grow our business. The operating expenses associated with our Techbargains.com business are significantly lower than those associated with our other advertising revenues. Therefore, fluctuations in Techbargains.com revenues could result in significant fluctuations in operating margins.

Sales and Marketing

Sales and marketing is the largest category of our total operating expenses. These expenses primarily consist of personnel costs, sales commissions, travel and entertainment costs, marketing and advertising costs and facilities costs. We plan to continue to invest in sales and marketing efforts, including a plan to increase the number of our sales personnel to add new advertisers and increase penetration within our existing advertiser base. In addition, as we continue to expand our solution across new devices and platforms, we intend to grow our marketing and promotional expenditures.

Product Development

Product development expenses primarily relate to the development and enhancement of our eX Advertising Intelligence Platform. These expenses consist of personnel, information technology, consulting and facility-related costs. Product development expenses also include amortization of capitalized internal software development costs. We expect our product development expenses to increase as we develop new advertising solutions.

General and Administrative

General and administrative expenses consist primarily of personnel costs, professional fees, facility-related costs, depreciation and amortization and acquisition costs. General and administrative personnel costs include our executive, finance, order entry, human resources, information technology and legal functions. Our professional fees consist primarily of accounting, tax, legal, recruiting and information technology and other consulting costs. We expect our general and administrative expenses to increase to support our growth and as we assume the reporting requirements and compliance obligations of a public company.

Amortization of Intangible Assets

We incur amortization on our intangible assets related to the acquisitions of Techbargains.com and AdoTube. We expect amortization expense to increase in 2012 as we include a full year of expense related to the AdoTube acquisition in our financial results.

Provision for Income Taxes

Provision for income taxes consists of federal and state income taxes in the United States, income taxes in certain foreign jurisdictions and deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and includes our uncertain tax positions.

Acquisitions

We have undertaken strategic acquisitions to broaden our product offerings and grow our business. In September 2011, we acquired AdoTube for an upfront cash payment of $13.7 million and guaranteed deferred cash payments of $4.1 million and $2.4 million due in January 2013 and 2014, respectively. At the acquisition date, we determined that the discounted fair value of this guaranteed deferred consideration was $6.0 million. In 2011, we recognized interest expense of $0.1 million for accretion related to the guaranteed deferred cash payments. As of December 31, 2011, we have recorded $6.1 million in other liabilities in our consolidated balance sheet relating to these guaranteed deferred cash payments.

We may also be required to pay contingent deferred consideration to the former owners of AdoTube if certain gross revenue and EBITDA targets for the stand-alone AdoTube business are achieved for 2012 and 2013. Payments are also contingent on the ongoing employment of the two principal former owners of AdoTube, unless these former owners are terminated without cause or resign for good reason. The contingent payment amount with respect to 2012 is $2.8 million and 267,143 shares of our common stock, which would be payable in 2013. The contingent payment amount with respect to 2013 is $2.8 million and 267,144 shares of our common stock, which would be payable in 2014. These payments will be recognized as compensation expense in 2012 and 2013 over the requisite service period and when we can estimate the level of payout probable of being achieved.

In April 2007, we acquired certain assets of Techbargains.com for $30.0 million in cash.

The intangible assets acquired in these transactions are being amortized to cost of revenues and operating expenses over their estimated useful lives, resulting in total amortization of intangible assets of $2.6 million in 2009 and 2010 and $3.3 million in 2011. We will continue to recognize amortization of intangible assets related to these acquisitions in future periods. Also, as a result of these acquisitions, we have recorded goodwill of $25.6 million as of December 31, 2011; if some or all of the value of this goodwill becomes impaired in the future, we would be required to record the diminution in value as an expense in our consolidated statements of income.

Results of Operations

Years Ended December 31, 2009, 2010 and 2011

The following table presents our statements of income for the periods indicated:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Revenues	$92,560	$125,268	$169,082
Cost of revenues	55,436	71,988	95,848

Gross profit	37,124	53,280	73,234
Operating expenses:
Sales and marketing	20,060	28,688	42,179
Product development	3,434	4,680	5,304
General and administrative	5,482	7,615	10,360
Amortization of intangible assets	1,073	1,045	1,189

Total operating expenses	30,049	42,028	59,032

Operating income	7,075	11,252	14,202
Other income (expense), net	(1,441)	(1,396)	(2,055)

Income before provision for income taxes	5,634	9,856	12,147
Provision for income taxes	2,623	4,485	5,263

Net income	$3,011	$5,371	$6,884

The following table sets forth the results of operations for the specified periods as a percentage of our revenues for those periods:

	Years Ended December 31,
	2009	2010	2011
Revenues	100.0%	100.0%	100.0%
Cost of revenues	59.9	57.5	56.7

Gross profit	40.1	42.5	43.3
Operating expenses:
Sales and marketing	21.7	22.9	25.0
Product development	3.7	3.7	3.1
General and administrative	5.9	6.1	6.1
Amortization of intangible assets	1.2	0.8	0.7

Total operating expenses	32.5	33.5	34.9

Operating income	7.6	9.0	8.4
Other income (expense), net	(1.5)	(1.1)	(1.2)

Income before provision for income taxes	6.1	7.9	7.2
Provision for income taxes	2.8	3.6	3.1

Net income	3.3%	4.3%	4.1%

Revenues

	Years Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
Revenues	$92,560	$125,268	$169,082	35.3%	35.0%

2010 Compared to 2011. Our revenues increased by $43.8 million, or 35.0%, to $169.1 million in 2011 from $125.3 million in 2010. This increase was primarily attributable to an increase in our display products of $26.5 million, or 22.1%, and in our video products of $17.3 million, or 338.5%, due to growth in revenue attributed to our Firefly Video product and the acquisition of AdoTube. Our domestic revenues grew $19.2 million, or 20.5% from 2010, due in part to the inclusion of AdoTube’s video revenues. Our international revenues grew $24.6 million, or 78.2% from 2010, driven by our increased international sales force and marketing presence. Our 2011 revenues from recurring advertisers were $144.3 million or 85.4% of total 2011 revenues.

2009 Compared to 2010. Our revenues increased by $32.7 million, or 35.3% to $125.3 million in 2010 from $92.6 million in 2009. The increase was primarily attributable to an increase in our display products by $27.6 million, or 29.8%, and to a lesser extent, revenues related to our Firefly Video product, which was launched in 2010. Our domestic revenues grew $15.4 million, or 19.7% from 2009 and our international revenues grew $17.3 million, or 122.0% from 2009, driven by our increased international sales force and marketing presence. Our 2010 revenues from recurring advertisers were $102.8 million or 82.1% of total 2010 revenues.

Gross Profit

	Years Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
Gross profit	$37,124	$53,280	$73,234	43.5%	37.5%
Gross margin	40.1%	42.5%	43.3%

2010 Compared to 2011. The improvement in gross margin was primarily attributable to product mix changes in 2011 from 2010. Firefly Video, which generated a higher gross margin than most of our other brands, was included for a full year in 2011. Over time, we expect gross margin associated with our Firefly Video product to be generally consistent with our other products. Additionally, third-party data acquisition costs and ad verification and ad-serving fees related to our revenue-generating eX Advertising Intelligence Platform declined as a percentage of revenues in 2011.

2009 Compared to 2010. The improvement in gross margin was primarily due to product mix changes, specifically the impact of the introduction of the Firefly Video product which had total revenues of $5.1 million in 2010, and to a lesser extent a lower percentage of revenues from lower margin products.

Sales and Marketing

	Years Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
Sales and marketing	$20,060	$28,688	$42,179	43.0%	47.0%

2010 Compared to 2011. Sales and marketing expenses increased by $13.5 million, or 47.0%, to $42.2 million in 2011 from $28.7 million in 2010. The change was primarily attributable to an $11.8 million increase in personnel costs, which includes a $9.3 million increase in payroll costs, a $1.6 million increase in travel and entertainment-related costs and a $0.9 million increase in contractor personnel costs, partially offset by a $0.2 million reduction in stock-based compensation. The increase in payroll costs was attributable to increased sales and marketing headcount to support our sales efforts, as we entered 11 new countries and increased our penetration in our existing international markets. Payroll expense for AdoTube in 2011 was $0.9 million. The change in sales and marketing expenses was also attributable, to a lesser extent, to a $1.7 million increase in facility and IT costs and a $0.7 million increase in marketing costs, offset by a $0.5 million decrease in bad debt expense.

2009 Compared to 2010. Sales and marketing expenses increased by $8.6 million, or 43.0%, to $28.7 million in 2010 from $20.1 million in 2009. The change was primarily attributable to a $7.2 million increase in personnel costs, which included a $5.7 million increase in payroll costs, a $1.0 million increase in travel and entertainment-related costs and a $0.6 million increase in stock-based compensation. This increase in payroll cost was attributable to increased sales and marketing head count, as we entered 6 new countries and increased our penetration in our existing international markets. The change was also attributable to a $0.5 million increase in bad debt expenses related primarily to a bankruptcy filing of a large UK- based advertising agency and a $0.9 million increase in facility and IT costs.

Product Development

	Years Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
Product development	$3,434	$4,680	$5,304	36.3%	13.3%

2010 Compared to 2011. Product development expenses increased by $0.6 million, or 13.3%, to $5.3 million in 2011 from $4.7 million in 2010. The change was primarily attributable to a $0.3 million increase in personnel costs, including a $0.7 million increase in payroll costs partially offset by a $0.3 million decrease in stock-based compensation, and a $0.4 million increase in facility and IT costs. The change in payroll costs was attributable to increased product development headcount as a result of our acquisition of AdoTube. Aside from the acquisition of AdoTube in 2011, we maintained our investment in product development consistent with prior year levels.

2009 Compared to 2010. Product development expenses increased by $1.2 million, or 36.3%, to $4.7 million in 2010 from $3.4 million in 2009. The change was primarily attributable to a $1.0 million increase in personnel costs including a $0.5 million increase in payroll costs combined with a $0.4 million increase in stock-based compensation and a $0.2 million increase in facility and IT costs. The increase in personnel costs was related to a substantial increase in our product development activities that began in 2009 and for which we recorded a full year of expense in 2010.

General and Administrative

	Years Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
General and administrative	$5,482	$7,615	$10,360	38.9%	36.0%

2010 Compared to 2011. General and administrative expenses increased by $2.7 million, or 36.0%, to $10.4 million in 2011 from $7.6 million in 2010. The change was primarily attributable to a $1.2 million increase in personnel costs, a $0.6 million increase in professional services fees, $0.5 million in transaction costs we incurred in connection with our acquisition of AdoTube and a $0.4 million increase in facility and IT costs. The increase in personnel costs was attributable to a $1.0 million increase in payroll costs due to increased general and administrative headcount to support domestic and international growth and to prepare for public company requirements, and to a lesser extent, our acquisition of AdoTube which resulted in incremental payroll costs of $0.3 million in 2011.

2009 Compared to 2010. General and administrative expenses increased by $2.1 million, or 38.9%, to $7.6 million in 2010 from $5.5 million in 2009. The change was primarily attributable to a $1.4 million increase in personnel costs, with a $0.7 million increase in payroll costs due to increased general and administrative headcount to support domestic and international growth, a $0.2 million increase in stock-based compensation and a $0.2 million increase in contractor personnel costs. The change was also attributable to a $0.4 million increase in professional service fees related to our international expansion and a $0.4 million increase in facility and IT costs.

Amortization of Intangible Assets

	Years Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
Amortization of intangible assets	$1,073	$1,045	$1,189	(2.6)%	13.8%

2010 Compared to 2011. Amortization of intangible assets increased by $0.1 million in 2011 from 2010 due to our acquisition of AdoTube in September 2011. Amortization of intangible assets will increase in 2012 resulting from a full year of amortization of the intangible assets acquired from AdoTube.

2009 Compared to 2010. Amortization of intangible assets decreased by $28,000 in 2010 from 2009. The change resulted from our non-compete covenants associated with our acquisition of Techbargains.com in April 2007 becoming fully amortized during 2010.

Other Income (Expense), net

	Years Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
Other income (expense), net	$(1,441)	$(1,396)	$(2,055)	(3.1)%	47.2%

2010 Compared to 2011. Other income (expense), net changed by $0.7 million or 47.2% from 2010. The U.S. dollar (our functional currency) strengthened significantly against several of our foreign currencies during 2011, resulting in an increase of $0.8 million in foreign currency exchange losses in 2011 compared to 2010.

2009 Compared to 2010. Other income (expense), net was flat from 2009 to 2010.

Provision for Income Taxes

	Years Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
Provision for income taxes	$2,623	$4,485	$5,263	71.0%	17.3%
Effective tax rate	46.6%	45.5%	43.3%

2010 Compared to 2011. In 2011, our provision for income taxes increased by $0.8 million or 17% from 2010. The increase in our provision for income taxes was principally attributable to the $2.3 million or 23.2% increase in pre-tax income in 2011 from 2010 partially offset by lower state tax expense resulting from the 2011 adoption of a change in tax law for California.

2009 Compared to 2010. In 2010, our provision for income taxes increased by $1.9 million or 71% from 2009. This increase was principally attributable to the $4.2 million, or 75%, increase in pre-tax income in 2010 from 2009, partially offset by the lower statutory rates as a result of our international expansion, which resulted in a decrease of 1.1% in our effective tax rate.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of income data for each of the last eight quarters in the period ended December 31, 2011 in absolute dollars and as percentage of revenues. In our opinion, the unaudited quarterly consolidated statements of income data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and reflects all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations of any future period. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	Three Months Ended,
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(In thousands)
Revenues	$24,653	$27,359	$31,998	$41,258	$33,748	$40,832	$41,277	$53,225
Cost of revenues	14,484	16,235	18,581	22,688	19,928	22,846	23,367	29,707

Gross profit	10,169	11,124	13,417	18,570	13,820	17,986	17,910	23,518
Operating expenses:
Sales and marketing	5,323	6,682	7,556	9,127	9,100	10,060	10,439	12,580
Product development	978	1,045	1,362	1,295	1,022	1,146	1,247	1,889
General and administrative	1,712	1,766	1,971	2,166	1,955	2,126	2,785	3,494
Amortization of intangible assets	262	261	261	261	261	261	282	385

Total operating expenses	8,275	9,754	11,150	12,849	12,338	13,593	14,753	18,348

Operating income	1,894	1,370	2,267	5,721	1,482	4,393	3,157	5,170
Other income (expense), net	(357)	(502)	(333)	(204)	306	(264)	(1,250)	(847)

Income before provision for income taxes	1,537	868	1,934	5,517	1,788	4,129	1,907	4,323
Provision for income taxes	655	370	1,017	2,443	726	1,676	793	2,068

Net income	$882	$498	$917	$3,074	$1,062	$2,453	$1,114	$2,255

Other Financial Information :
Adjusted EBITDA	$3,174	$2,634	$4,758	$7,471	$3,025	$6,230	$5,020	$7,764

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	Three Months Ended,
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0	100.0%
Cost of revenues	58.8	59.3	58.1	55.0	59.0	56.0	56.6	55.8

Gross profit	41.2	40.7	41.9	45.0	41.0	44.0	43.4	44.2
Operating expenses:
Sales and marketing	21.5	24.4	23.5	22.2	27.0	24.6	25.4	23.7
Product development	4.0	3.8	4.3	3.1	3.0	2.8	3.0	3.5
General and administrative	6.9	6.5	6.2	5.2	5.8	5.2	6.7	6.6
Amortization of intangible assets	1.1	1.0	0.8	0.6	0.8	0.6	0.7	0.7

Total operating expenses	33.5	35.7	34.8	31.1	36.6	33.2	35.8	34.5

Operating income	7.7	5.0	7.1	13.9	4.4	10.8	7.6	9.7
Other income (expense), net	(1.5)	(1.8)	(1.1)	(0.5)	0.9	(0.7)	(3.0)	(1.6)

Income before provision for income taxes	6.2	3.2	6.0	13.4	5.3	10.1	4.6	8.1
Provision for income taxes	2.6	1.4	3.1	5.9	2.2	4.1	1.9	3.9

Net income	3.6%	1.8%	2.9%	7.5%	3.1%	6.0%	2.7%	4.2%

Other Financial Information:
Adjusted EBITDA	12.9%	9.6%	14.9%	18.1%	9.0%	15.3%	12.2%	14.6%

The following table sets forth a reconciliation of net income to Adjusted EBITDA for each of the eight quarters ended December 31, 2011. Please see “Selected Consolidated Financial Data — Adjusted EBITDA” for more information.

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	Three Months Ended,
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(In thousands)
Reconciliation of Adjusted EBITDA:
Net income	$882	$498	$917	$3,074	$1,062	$2,453	$1,114	$2,255
Other (income) expense, net	357	502	333	204	(306)	264	1,250	847
Provision for income taxes	655	370	1,017	2,443	726	1,676	793	2,068
Depreciation and amortization of property and equipment	316	269	397	381	426	543	537	644
Amortization of intangible assets	650	648	648	648	648	648	751	1,266
Stock-based compensation	314	347	1,446	721	469	646	575	684

Adjusted EBITDA	$3,174	$2,634	$4,758	$7,471	$3,025	$6,230	$5,020	$7,764

Our operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonality. Advertising spending is traditionally seasonally strong in the fourth quarter. In addition, expenditures by advertisers tend to be cyclical and discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, changes in brand advertising strategy, budgeting constraints and buying patterns and a variety of other factors, many of which are outside of our control. As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

Our financial performance and results reflect the aforementioned seasonality. Revenues, cost of revenues and sales and marketing expenses all increase significantly in the fourth quarter relative to the third quarter and then are lower during the first quarter of the following year due to the seasonally reduced spending by brand advertisers. Our cost of revenues is largely driven by our revenues and therefore has grown consistently with our revenue growth. Our operating expenses reflect our growth initiatives as we increase headcount and expand into new markets and geographies to generate additional revenues.

In addition, our results of operations during 2010 and 2011 reflect the following:

•

The introduction of Firefly Video in May 2010 favorably affected revenues and gross margin in subsequent periods, in particular in the fourth quarter of 2010 and the second quarter of 2011. Over time, we expect gross margin associated with our Firefly Video product to be generally consistent with our other advertising brands.

•

Our revenues in the fourth quarter of 2011 reflected a $5.7 million contribution from our AdoTube acquisition, and product development expenses increased in the fourth quarter of 2011 as we incurred a full quarter of increased salary and related costs for additional product development personnel from the acquisition.

•

Our general and administrative expenses increased during the third quarter of 2011 due to our acquisition of AdoTube, for which we incurred $0.5 million of acquisition-related costs. In addition, general and administrative expenses were higher in the fourth quarter of 2011 due to increased headcount in preparation for our initial public offering and a full quarter of increased salary and related costs for additional general and administrative personnel from our AdoTube acquisition.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through cash flows generated from operations, and, to a lesser extent, borrowings on our credit facilities. Our principal sources of liquidity as of December 31, 2011, are our cash and cash equivalents and our revolving line of credit. As of December 31, 2011, we had $14.3 million of cash and cash equivalents, $5.6 million of which is currently held outside of the United States and would be subject to U.S. income tax upon repatriation. As of December 31, 2011, we had $13.4 million outstanding on our revolving line of credit and $6.6 million available for future borrowings and were in compliance with the covenants under this facility.

We believe that our cash flows generated from operations and current cash and cash equivalents, and amounts available under our credit facility, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months. From time to time, we may explore additional financing sources to develop or enhance our technology platform, to fund expansion, to respond to competitive pressures, to acquire or to invest in complementary products, businesses or technologies, or to lower our cost of capital, which could include equity, equity-linked securities and debt financing. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution, and if we raise additional funds through the issuance of debt securities or other borrowings, these securities or borrowings would have rights senior to those of our common stock and could contain covenants that could restrict our operations.

Cash Flows

The following table summarizes our cash flows for the periods indicated from our consolidated financial statements included elsewhere in this prospectus:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Net cash provided by operating activities	$7,169	$4,302	$9,178
Net cash used in investing activities	(273)	(1,352)	(15,353)
Net cash (used in) provided by financing activities	(21,849)	(5,179)	12,372

Operating Activities

We have generated positive cash flows from operations for each of 2009, 2010 and 2011. Our net cash provided by operating activities primarily results from our net income adjusted for non-cash expenses offset by changes in working capital components driven by the growth of our business, and is influenced by the timing of cash receipts from our advertisers and cash payments to third-party digital media content providers for the acquisition of advertising impressions. Our primary source of cash flow from operating activities is cash receipts from advertisers. Our primary uses of cash from operating activities are amounts due to third-party digital media content providers and to a lesser extent, for employee-related expenditures. Due to our contractual terms and the nature of the advertising business, we generally pay our digital media content providers in advance of receiving payments from our advertisers. This is especially true internationally as payment terms are typically longer than in the United States. Therefore, as our business has expanded, our working capital requirements have grown significantly as our receivables have grown faster than our payables. We expect this trend to continue to the extent we grow the business and continue to expand internationally.

In 2011, cash provided by operating activities was $9.2 million. The cash flow from operating activities reflected net income of $6.9 million and aggregate non-cash charges of $9.2 million partially offset by a net change of $6.9 million in our net operating assets and liabilities. Non-cash charges primarily included $3.3 million of amortization of intangible assets, $2.4 million in stock-based compensation and $2.2 million of depreciation and amortization for property and equipment. The net change in our operating assets and liabilities was primarily a result of a $9.8 million increase in accounts receivable due to growth in revenues, a $4.1 million increase in prepaid expenses and other current assets due to the timing of tax refunds, partially offset by a $3.7 million corresponding increase in accrued expenses and accrued liabilities due to the growth in our business.

In 2010, cash provided by operating activities was $4.3 million. The cash flow from operating activities reflected net income of $5.4 million and aggregate non-cash charges of $6.5 million, partially offset by a net change of $7.5 million in our net operating assets and liabilities. Non-cash charges primarily included $2.8 million in stock-based compensation, $2.6 million for amortization of intangible assets and $1.4 million for depreciation and amortization of property and equipment, partially offset by a decrease in deferred income taxes of $0.7 million. The net change in our operating assets and liabilities was primarily a result of an $18.0 million increase in accounts receivable partially offset by a $9.2 million increase in accrued expenses. The increase in accounts receivable is attributable to revenue growth, especially in the fourth quarter of fiscal 2010, combined with timing of payments from our international advertisers. The increase in accrued expenses is due to increased cost of sales associated with increased revenues and timing of payments due to our growth.

In 2009, cash provided by operating activities was $7.2 million. The cash flow from operating activities reflected net income of $3.0 million and aggregate non-cash charges of $5.2 million, partially offset by a net change of $1.0 million in our net operating assets and liabilities. Non-cash charges primarily included $2.6 million for amortization of intangible assets, $1.6 million in stock-based compensation and $1.4 million for depreciation and amortization of property and equipment, partially offset by a gain of $0.5 million on the remeasurement of our interest rate swap agreement to fair value. The net change in our operating assets and liabilities was primarily a result of a $2.2 million increase in accounts receivable partially offset by a $1.7 million decrease in prepaid expenses and other current assets. The increase in accounts receivable was the result of timing of payments from advertisers, which we believe was due to the global macroeconomic conditions. The decrease in prepaid expenses and other current assets was primarily attributable to a decrease in income tax receivables from overpayments made in 2008, which were refunded in 2009.

Investing Activities

In 2011, cash used in investing activities was $15.4 million, consisting of $12.8 million for the acquisition of AdoTube, net of cash acquired, $2.1 million in capital expenditures related to purchases of computer hardware and software, and $0.5 million in capitalization of software development costs.

In 2010 and 2009, cash used in investing activities was $1.4 million and $0.3 million, respectively, primarily for capital expenditures. Our capital expenditures consisted primarily of purchases of computer hardware to support our growth and to upgrade our infrastructure.

Financing Activities

In 2011, cash provided by financing activities was $12.4 million, consisting of $13.4 million in proceeds from our revolving line of credit to finance the acquisition of AdoTube and $0.1 million in proceeds from the issuance of common stock from our equity incentive plan, partially offset by $1.1 million in repayments on our capital lease obligations.

In 2010, cash used in financing activities was $5.2 million, reflecting $5.0 million in repayments on our revolving line of credit, and $0.7 million in repayments on our capital lease obligations, partially offset by $0.5 million in proceeds we received from the issuance of common stock from our equity incentive plans.

In 2009, cash used in financing activities was $21.8 million, reflecting the $21.3 million in repayments on the term portion of our credit facility and $0.6 million in repayments on our capital lease obligations.

2011 Amended Credit Facility

In May 2011, we amended our 2007 Credit Agreement to provide for a $20.0 million revolving line of credit. In connection with our acquisition of AdoTube in September 2011, we borrowed $13.4 million of the $20.0 million available under the revolving line of credit, which amount remained outstanding as of December 31, 2011.

The interest rate on outstanding borrowings on the revolving line of credit varies and resets periodically depending upon our consolidated leverage ratio and the current LIBOR and prime rates. Our interest rate as of December 31, 2011 was 2.02% per annum. Interest payments are due monthly. We are also required to pay commitment fees of 0.25% on the unused portion of the revolving credit line. Commitment fees are due quarterly. Our revolving line of credit matures on May 6, 2014 and is secured by all of our assets.

We are required to comply with certain financial and non-financial covenants pursuant to the terms of our revolving line of credit and as of December 31, 2011, we were in compliance with these covenants.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles or GAAP, and include our accounts and the accounts of our wholly-owned subsidiaries. The preparation of these consolidated financial statements requires our management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the applicable periods. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. We evaluate our estimates, assumptions and judgments on an ongoing basis.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We recognize revenues when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the advertiser reflecting the terms and conditions under which the services or products will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. We consider a signed agreement, a binding insertion order, a third-party commission statement or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including the creditworthiness of an advertiser and transaction history.

We generate revenues primarily from the sale of display and video advertising delivered across a variety of third-party owned digital media content provider properties for marketing campaigns that generally range between 30 and 90 days. Revenues from agreements based on impressions are recognized as the impressions are delivered. Revenues from agreements based on user engagements or actions are recognized when a user engagement or action occurs. We also enter into arrangements in which we receive referral revenue from advertisers on our wholly-owned website, Techbargains.com. We recognize referral revenue as earned.

We recognize revenues as a principal based upon a variety of factors, including acting as the primary obligor in the arrangement, performing a significant portion of the services, setting the pricing and retaining the credit risk. Accordingly, in the period advertising services are delivered, revenues are recognized on a gross basis and the corresponding third-party digital media content provider expenses are recognized and recorded as a component of cost of revenues.

Goodwill and Intangible Assets

We record goodwill when the purchase consideration paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The valuation of the net tangible and intangible assets acquired requires management to make significant estimates in determining the fair values of assets and liabilities acquired. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

We perform our annual review of goodwill during the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. Goodwill is not amortized. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in advertiser demand or business climate that could affect the value of goodwill or cause a significant decrease in expected cash flows.

In conducting our impairment test, we must first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. If, after assessing the qualitative factors, we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, we must then perform a two-step impairment test, whereby in the first step, we compare the estimated fair value of the reporting unit with the reporting unit’s carrying amount, including goodwill. If the carrying amount exceeds its fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment, if any. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying value of that goodwill. Any excess of the goodwill carrying value over the respective implied fair value is recognized as an impairment loss.

Based on our assessment during the fourth quarter of 2011, we concluded that we have one reporting unit and there were no qualitative factors that would indicate that it was more-likely-than-not that the fair value of our reporting unit is less than its carrying amount. We also observed that as of December 31, 2010 and 2011, the fair value of our reporting unit significantly exceeded the reporting unit’s carrying value, including goodwill, as determined by the contemporaneous valuations approved by our board of directors. No impairment of goodwill was identified for 2009, 2010 and 2011.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets, such as property and equipment and intangible assets subject to depreciation and amortization, whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Among the factors and circumstances we consider in determining recoverability are: (i) a significant decrease in the market price of a long-lived asset; (ii) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition and (v) current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. We have observed no indicators of impairment and we did not record any impairment losses during 2009, 2010 or 2011.

Stock-Based Compensation

We recognize compensation expense related to stock option and restricted stock grants made to employees based on the estimated fair value of the stock-based awards on the date of grant, net of estimated forfeitures. We determine the grant date fair value of the awards using the Black-Scholes option-pricing model and the related stock-based compensation is recognized on a straight-line basis, over the period in which an employee is required to provide service in exchange for the stock-based award.

The estimated grant date fair value of all our stock-based awards was calculated based on the assumptions given in the table below:

	Years Ended December 31,
	2009	2010	2011
Expected term (in years)	5.5	5.7	5.7 - 5.8
Risk-free interest rate	2.5%	1.4% - 2.4%	1.0% - 2.4%
Expected volatility	59.9%	59.5% - 65.4%	64.1% - 65.0%
Dividend rate	0%	0%	0%
Forfeiture rate	23.6%	22.7% - 24.4%	22.9% - 24.9%

In determining the fair value of the stock-based awards, we use the Black-Scholes option-pricing model, which requires the use of highly subjective and complex assumptions that determine the fair value of stock-based awards. These assumptions are as follows:

•	Expected term — The expected term is based upon employee historical exercise and post-vesting employment termination behavior which also takes into account the contractual life of the award.

•

Risk-free interest rate — The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

•

Expected volatility — Since we do not have a trading history of our common stock, the expected volatility was derived from the historic volatilities of multiple peer companies within our industry that we considered to be comparable to our business over a period equivalent to the expected term of the stock option grants.

•	Dividend rate — The expected dividend rate was assumed to be zero as we have never paid dividends and have no current plans to do so.

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual and expected forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual and expected forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation as the cumulative effect of adjusting the rate is recognized in the period in which we change the forfeiture estimate.

We will continue to use judgment in evaluating the expected term, expected volatility and forfeiture rate related to our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may make refinements to the estimates of our expected term, expected volatility and forfeiture rate that could materially impact our future stock-based compensation.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock

We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. Our board of directors, with input from management, estimates the fair value of the common stock underlying our stock-based awards on each grant date. Prior to March 2012, our board of directors consisted of our Chief Executive Officer who has significant experience in the technology and Internet advertising industries. Subsequent to March 2012, our board of directors is comprised of a majority of non-employee directors with significant experience in the Internet and Internet advertising industries. Thus, we believe that our board of directors has the relevant experience and expertise to determine a fair value for our common stock on each respective grant date. Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	valuations performed by an unrelated third-party specialist;

•	our actual operating and financial performance;

•	current business and macroeconomic conditions and projections;

•	our stage of development;

•	the history of the company and the introduction of new products and services;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the company, given prevailing market conditions and the nature and history of our business;

•	the market value of a comparable group of privately held companies that are in a state of development similar to ours, based upon recent transactions;

•	adjustments necessary to recognize a lack of marketability for our common stock as a private company; and

•	industry information, such as market size and growth.

In valuing our common stock, we engaged a valuation specialist to perform a valuation of our common stock on a minority, non-marketable interest basis. The valuation determined the aggregate enterprise value of our company by taking an equally weighted combination of the value indications under the two valuation approaches, an income approach and a market approach.

The income approach estimates the aggregate enterprise value of our company based on the present value of future estimated cash flows. Cash flows are estimated for future periods based on projected revenue and costs. These future cash flows are discounted to their present values using an appropriate discount rate. The discounted projected cash flows and a terminal value are summed together to arrive at an indicated aggregate enterprise value under the income approach. In applying the income approach, we derived the discount rate from an analysis of the weighted-average cost of capital of our comparable industry peer companies as of each valuation date and adjusted it to reflect the risks inherent in our business cash flows. We derived the terminal multiple from an exit multiple analysis of our comparable industry peer companies’ calculated enterprise values divided by their calculated EBITDA amounts as of each valuation date.

The market approach estimates the aggregate enterprise value of our company by applying market multiples of our comparable industry peer companies based on key metrics inferred from their enterprise values. In applying the market approach, we utilized the revenue and EBITDA multiples of our comparable industry peer companies to derive the aggregate enterprise value of our company. We derived those revenue and EBITDA multiples by obtaining the stock price and market capitalization, and the current and future revenue and EBITDA estimates of each of our comparable industry peer companies. We then adjusted those multiples based on our assessment of the strengths and weaknesses of our company relative to those comparable industry peer companies. We believed that using revenue and EBITDA multiples to estimate our aggregate enterprise value was appropriate given our focus on growing our business and because our comparable industry peer companies were in various stages of growth and investment.

When considering which companies to include in our comparable industry peer companies, we focused on domestic and foreign publicly traded companies in the Internet or Internet advertising industries in which we operate. The selection of our comparable industry peer companies requires us to make judgments regarding the comparability of these companies to us. We considered a number of factors, including business description, business size, business model, revenue model and historical operating results. We then analyzed the business and financial profiles of the selected companies for relative similarity to us, and, based on this assessment, we selected our comparable industry peer companies.

The selection of our comparable industry peer companies has changed over time based upon our continuing evaluation of whether we believe the selected companies remained comparable to us. Specifically, the composition of our comparable industry peer companies in our December 31, 2010 contemporaneous valuation differed from our March 31, 2011 and June 30, 2011 valuations as we replaced one of the comparable industry peer companies with two companies that were more representative. For our December 2, 2011 contemporaneous valuation, we removed one of the comparable industry peer companies as it was no longer publically traded. For our February 24, 2012 contemporaneous valuation, we added two newly public traded companies after their volatility had normalized. We believed that the comparable industry peers selected are a representative group for purposes of performing our contemporaneous and retrospective valuations. The same comparable industry peer companies were also used in determining our various other estimates and assumptions, including our expected volatility and discount rates. The same comparable industry peer companies were used in determining our various other estimates and assumptions, including our expected volatility and discount rates.

For each valuation, we prepared financial projections to be used in both the income and market approaches. The financial projections took into account our historical financial operating results, our business experiences and our future expectations. We factored the risk associated with achieving our forecast into selecting appropriate multiples and discount rates. There is inherent uncertainty in these estimates, as the assumptions we used were highly subjective and subject to change as a result of new operating data and economic and other conditions that impact our business.

We calculated a weighted aggregate enterprise value of the company determined under the income and market approaches and applied adjustments to it such as for our then-current cash and debt balances to arrive at our aggregate equity value. We then allocated the fair value of our aggregate equity value to our outstanding common shares at the valuation date, on a fully diluted-basis, assuming all of our stock options were exercised. Finally, we applied a discount for lack of marketability, or DLOM, to determine the fair value of our common stock.

Information regarding stock-based awards, including options and restricted stock units (RSUs) granted subsequent to January 1, 2011, is summarized as follows:

Grant Date	Shares Underlying RSUs	Shares Underlying Options	Grant Date Fair Value (RSUs)/ Exercise Price (Options)	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value (1)
April 1, 2011	—	1,423,700	$1.34	$1.69	$1,536,500
April 5, 2011	—	726,000	1.34	1.69	784,100
May 31, 2011	—	576,000	1.34	1.69	613,500
December 19, 2011	—	2,344,000	2.10	2.10	2,843,600
December 20, 2011	—	370,000	2.10	2.10	449,700
December 30, 2011	—	425,000	2.10	2.10	515,500
March 2, 2012	—	2,655,000	2.75	2.75	4,208,500
March 7, 2012	120,000	450,000	2.75	2.75	714,200

	120,000	8,969,700			$11,665,600

(1)	We determined the aggregate grant date fair value for the options using the Black-Scholes option-pricing model.

The intrinsic value of all options outstanding as of December 31, 2011 was $         million, based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth of the cover page of this prospectus.

No single event caused the valuation of our common stock to increase from December 31, 2010 through March 7, 2012. Rather, a combination of the factors described below in each period led to the changes in the fair value of the underlying common stock.

December 31, 2010 Contemporaneous Valuation.

As of December 31, 2010, the fair value of our common stock was determined to be $1.34 per share. In estimating the value as of December 31, 2010, the key assumptions included a 21.0% discount rate, a 6.0x terminal multiple and market multiples using last twelve month (LTM) and current year revenue and EBITDA amounts based on current market conditions. In addition, this analysis used a 35.0% DLOM, based on an assumed time to marketability of 4.0 years.

Based on the December 31, 2010 contemporaneous valuation and other factors, we used $1.34 per share for the exercise price of the options that we granted on April 1, April 5 and May 31, 2011. On the date of the option grants, we determined that there had been no significant changes to the business and other relevant factors between December 31, 2010 and the grant dates which we concluded would indicate a change in the fair value of the underlying common stock.

In connection with the preparation of our December 31, 2011 consolidated financial statements and the initial filing of our registration statement on Form S-1, we reassessed the fair value of the underlying common stock used to calculate the related stock-based compensation for financial reporting purposes. Based on this reassessment, we noted that the fair value of our common stock increased $0.42 per share between our December 31, 2010 and June 30, 2011 contemporaneous valuation dates, which we concluded indicated that there was an increase in the fair value of the underlying common stock for the April and May 2011 option grants. As such, we felt it was appropriate to obtain a retrospective valuation as of March 31, 2011 to determine the fair value of our common stock as of March 31, 2011. The March 31, 2011 retrospective valuation estimated the fair value of our common stock at $1.69 per share. Based on this valuation and other factors, we determined the fair value of the underlying common stock should be $1.69 per share for the April 1, April 5 and May 31, 2011 grants, rather than the $1.34 per share as previously determined. We also assessed the fair value of all of our other 2011 and 2012 stock option and restricted stock grants. However, based on the size and timing of the grants and their proximity to the most recent contemporaneous valuation, we did not believe it was necessary to change the underlying fair value of the common stock.

March 31, 2011 Retrospective Valuation

As of March 31, 2011, the fair value of our common stock was determined to be $1.69 per share based upon the retrospective valuation. In estimating the value as of March 31, 2011 the key assumptions included a 19.0% discount rate, a 6.0x terminal multiple and market multiples using LTM and current year revenue and EBITDA amounts based on current market conditions. In addition, this analysis used a 30.0% DLOM, based on an assumed time to marketability of 3.25 years.

The increase in the fair value of our common stock from the December 31, 2010 contemporaneous valuation was primarily attributable to the 5% decrease in our DLOM due to a decrease in our assumed time to marketability combined with an increase in our discounted cash flows resulting from using our projected 2012 revenue and EBITDA amounts which projected significant growth in our business.

As noted above, for our April 1, April 5 and May 31, 2011 grants, we reassessed the fair value of the underlying common stock to be $1.69 per share based on this valuation and other factors.

June 30, 2011 Contemporaneous Valuation

As of June 30, 2011, the fair value of our common stock was determined to be $1.76 per share. In estimating the value as of June 30, 2011 the key assumptions included an 18.0% discount rate, a 6.0x terminal multiple and market multiples using LTM and current year revenue and EBITDA amounts based on current market conditions. In addition, this analysis used a 30.0% DLOM, based on an assumed time to marketability of 3.0 years.

The increase in the fair value of our common stock from the March 31, 2011 retrospective valuation was primarily attributable to our strong second quarter operating results due to a 21.0% increase in our quarterly revenues from March 31, 2011 to June 30, 2011 combined with an increase in the valuations of our comparable industry peer companies. We did not grant any options during the period between the June 30, 2011 valuation and the date of our subsequent contemporaneous valuation as of December 2, 2011.

December 2, 2011 Contemporaneous Valuation

As of December 2, 2011, the fair value of our common stock was determined to be $2.10 per share. In estimating the value as of December 2, 2011 the key assumptions included an 18.0% discount rate, a 6.0x terminal multiple and market multiples using LTM and current year revenue and EBITDA amounts based on current market conditions. In addition, this analysis used a 20.0% DLOM, based on an assumed time to marketability of 1.9 years.

Our discounted cash flow projections used under the income approach and our revenue and EBITDA amounts used were revised from our June 30, 2011 contemporaneous valuation to include AdoTube’s historical and projected results, which we acquired in September 2011, and, to a lesser extent, to reflect our strong third quarter operating results.

As a result of including AdoTube in our discounted cash flows, our aggregate enterprise value determined under the income approach increased 43.5% from our June 30, 2011 contemporaneous valuation. As a result of including AdoTube in our representative levels and lowering our market multiples as a result of turbulent market conditions in the third quarter of 2011, our aggregate enterprise value determined under the market approach increased 1.3% from our June 30, 2011 contemporaneous valuation.

The increase in the fair value of our common stock from the June 30, 2011 contemporaneous valuation was attributable to the aforementioned acquisition of AdoTube, combined with the decrease in our DLOM due to our movement towards an IPO.

Based on this valuation and other factors, we used $2.10 per share for the exercise price of the options that we granted on December 19, 20 and 30, 2011. We determined that there had been no significant changes to the business between December 2, 2011 and the grant dates that would indicate an increase in the fair value of the underlying common stock.

February 24, 2012 Contemporaneous Valuation

As of February 24, 2012, the fair value of our common stock was determined to be $2.75 per share. In estimating the value as of February 24, 2012, the key assumptions included a 17.5% discount rate, a 6.5x terminal multiple and market multiples using LTM and current year revenue and EBITDA amounts based on current market conditions. In addition, this analysis used a 10.0% DLOM, based on an assumed time to marketability of 1.0 years.

Our aggregate enterprise value determined under the income approach increased 25.4% from our December 2, 2011 contemporaneous valuation. This was attributable to a new final year of projection being used to calculate our terminal value as a result of the commencement of a new fiscal year combined with a 0.5 increase in our terminal exit multiple.

Our aggregate enterprise value determined under the market approach increased 10.5% from our December 2, 2011 contemporaneous valuation due to an increase in our market multiples resulting from stronger market conditions during December 2011 and early 2012.

The increase in the fair value of our common stock from the December 2, 2011 contemporaneous valuation was the result of the combined effects of our significant quarterly sales growth, a significant increase in the valuations of our comparable industry peer companies used in our valuations and our continued progress towards an IPO. From the quarter ended September 30, 2011 to the quarter ended December 31, 2011, our quarterly revenues increased by 28.9%. From December 2, 2011 to February 24, 2012, the median enterprise value of our comparable industry peer companies increased by 25.3% due to strong market conditions. In the December 2, 2011 contemporaneous valuation, we assumed a time to marketability of 1.9 years. For our February 24, 2012 contemporaneous valuation, we assumed a time to marketability of 1.0 years due to our progress towards an IPO, including expanded discussions with investment bankers in January 2012 and our organizational meeting for this offering held in February 2012. Based on volatility in the capital markets generally and in the market for initial public offerings, in particular, as well as uncertainty regarding our ability to execute this offering, we concluded that a time to marketability of 1.0 year was appropriate.

Based on this valuation and other factors, we used $2.75 per share for the exercise price of the options and fair value of the restricted stock units that we granted on March 2 and March 7, 2012. We determined that there had been no significant changes to the business between February 24, 2012 and the grant dates that would indicate an increase in the fair value of the underlying common stock. We have not granted any options subsequent to March 7, 2012.

Our compensation expense related to stock-based awards is as follows:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Cost of revenues	$34	$36	$34
Sales and marketing	860	1,442	1,287
Product development	368	726	418
General and administrative	377	624	635

Total stock-based compensation	$1,639	$2,828	$2,374

As of December 31, 2011, we had stock-based compensation of $6.0 million related to unvested stock options and restricted stock granted to employees but not yet recognized, net of estimated forfeitures. As of December 31, 2011, this cost will be amortized to expense over a weighted-average remaining period of 3.15 years and will be adjusted for subsequent changes in estimated forfeitures. In future periods, we expect our stock-based compensation to increase as a result of our existing unrecognized stock-based compensation to be recognized as these awards vest and as we issue additional stock-based awards to attract and retain employees.

Income Taxes

We account for income taxes using an asset and liability approach to record deferred taxes. Our deferred income tax assets represent temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities that will result in deductible amounts in future years. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in the respective tax jurisdictions. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. We account for uncertain tax positions by recognizing a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in the income tax provision in our consolidated statements of income.

Contractual Obligations

Our contractual commitments will have an impact on our future liquidity. The following table summarizes our contractual obligations, which represent material expected or contractually committed future obligations, with terms in excess of one year. We believe that we will be able to fund these obligations through cash generated from operations and from our existing cash balances.

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
	(In thousands)
As of December 31, 2011:
Operating lease obligations (1)	$12,964	$2,660	$4,562	$3,211	$2,531
Capital lease obligations (2)	3,403	1,756	1,647	—	—
Revolving line of credit (3)	13,400	—	13,400	—	—
Deferred purchase consideration (4)(5)	6,483	—	6,483	—	—

Total (6)	$36,250	$4,416	$26,092	$3,211	$2,531

(1)	Operating lease agreements represent our obligations to make payments under non-cancelable operating lease agreements with terms in excess of one year.
(2)	Capital lease obligations represent our future minimum lease payments, including interest, under non-cancelable capital lease agreements.
(3)	In conjunction with our acquisition of AdoTube in September 2011, we drew down $13.4 million on our revolving line of credit on our 2011 Amended Credit Facility. The entire balance outstanding on our revolving line of credit note is due in May 2014.
(4)	In conjunction with our acquisition of AdoTube in September 2011, we are required to make guaranteed deferred cash payments of $4.1 million and $2.4 million in January 2013 and January 2014 to the former owners of AdoTube. As of December 31, 2011, we have recorded $6.1 million in other liabilities in the consolidated balance sheet relating to these guaranteed deferred cash payments.
(5)	We may also be required to pay contingent deferred consideration to the former owners of AdoTube if certain gross revenue and EBITDA targets for the stand-alone AdoTube business are achieved for 2012 and 2013. Payments are also contingent on the ongoing employment of the two principal former owners of AdoTube, unless these former owners are terminated without cause or resign for good reason. The contingent payment amount with respect to 2012 is $2.8 million and 267,143 shares of our common stock, which would be payable in 2013. The contingent payment amount with respect to 2013 is $2.8 million and 267,144 shares of our common stock, which would be payable in 2014. These payments have been excluded from the above table as they are contingent on further services being provided and therefore do not represent commitments as of December 31, 2011. As of December 31, 2011, we have not recognized a liability in our consolidated balance sheet for this contingent deferred consideration.
(6)	We are unable to reliably estimate the timing of future payments related to uncertain tax positions; therefore, we have excluded $0.5 million from the preceding table related to uncertain tax positions, including accrued interest and penalties. However, income taxes payable on our consolidated balance sheet includes these uncertain tax positions.

Off-Balance Sheet Arrangements

As of December 31, 2011, we have not entered into any off-balance sheet arrangements, and do not have any holdings in any variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. As of December 31, 2011, we do not hold or issue financial instruments for trading purposes.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and therefore our revenues are not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in North America, Europe and the Asia Pacific region, and may be subject to fluctuations due to changes in foreign currency exchange rates. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. To date, we have not used derivative financial instruments to mitigate our exposure to foreign currency risks. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents and our outstanding debt obligations. Our cash and cash equivalents are held in cash deposits, money market funds and overnight investments with maturities of less than 90 days from the date of purchase. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of the interest rates in the United States. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our consolidated financial statements.

We have long-term debt of $13.4 million as of December 31, 2011 consisting of our outstanding obligations on a revolving line of credit. Our exposure to interest rates relates to the change in the amounts of interest we must pay on our borrowings, which bears a variable rate of interest. As of December 31, 2011 our interest rate is 2.02% per annum. The effect of a hypothetical 100 basis points change in our interest rate would not have had a material impact on our consolidated financial statements.

Recently Issued and Adopted Accounting Standards

In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update or ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, and the activity in Level III fair value measurements. We adopted ASU 2010-06 on January 1, 2011 and the adoption did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (Topic 805) — Business Combinations, to improve consistency in how the pro forma disclosures are calculated. Additionally, ASU 2010-29 enhances the disclosure requirements and requires description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to a business combination. We adopted ASU 2010-29 on January 1, 2011 and the adoption did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220 — Presentation of Comprehensive Income, that changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We early adopted ASU 2011-05 on December 31, 2011 and the adoption did not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, Goodwill and Other (Topic 350) — Testing Goodwill for Impairment, to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. We early adopted ASU 2011-08 on October 1, 2011, and the adoption did not have a material impact on our consolidated financial statements.

BUSINESS

Our Mission

Our mission is to partner with brand advertisers across the globe to help them unlock the power of digital media to build awareness, affinity and loyalty among consumers.

Overview

We are a leading global provider of advertising intelligence and digital media solutions to brand advertisers. We have developed an end-to-end solution that enables brand advertisers to learn about their optimal consumer audience, reach and engage that audience with emotive advertising and analyze and refine their marketing campaigns. The foundation of our solution is our proprietary eX Advertising Intelligence Platform, which processes massive amounts of anonymous consumer data to provide the intelligence and actionable insights brand advertisers need to efficiently reach their existing and prospective customers.

In 2010, global advertising spend was $449 billion, of which digital media advertising spend was $64 billion, or only 14%, according to ZenithOptimedia. Advances in technology, increases in network bandwidth and the growing proliferation of connected devices have changed the ways in which people connect, interact, work and live. As consumers shift to digital media and as virtually all types of media transition to digital formats, we expect brand advertisers to increasingly focus on digital media advertising.

As a partner to nearly 1,900 advertisers in 2011, we offer a highly integrated solution that includes multiple formats of high impact advertisements across display, video and mobile platforms. Our solution allows brand advertisers to connect with their target audiences at scale through highly customizable experiences across a wide variety of formats and devices. We combine this with an efficient operational infrastructure that supports our sales footprint across 25 countries.

Our eX Advertising Intelligence Platform enables brand advertisers to understand the detailed attributes of consumers who engage with their brands and to then apply those insights to reach audiences with similar attributes. We process approximately two billion daily user events, primarily associated with consumer activities across our digital content providers’ web pages. Our platform’s semantic technology contextualizes the most frequently visited pages, continuously updating a database that maps over 300 million unique web pages to associated concepts in our 50,000 attribute taxonomy. When a consumer visits a particular web page analyzed by our platform, we register that the consumer is interested in the attributes associated with that web page. As a result, each of our 50,000 attributes represents an audience segment with similar interests, enabling us to offer highly relevant audiences to brand advertisers.

We apply our advanced analytics capabilities to a massive global audience through our relationships with digital media content providers. Through these relationships, we gained access to a monthly average of 450 million unique visitors worldwide in 2011, as reported by comScore, providing us broad consumer reach as well as the ability to continuously update and deepen the insights of our eX Advertising Intelligence Platform. We leverage these capabilities to service our brand advertisers, matching relevant and engaging advertising to precise and relevant audiences.

We generate revenues by delivering marketing campaigns for advertisers through our three primary global brands: Tribal Fusion, Firefly Video and AdoTube. In 2011, our revenues were $169.1 million, an increase of 35% over $125.3 million of revenues in 2010. We have been profitable on an annual basis since 2002 and, to date, have grown our business without third-party equity capital, reflecting our focus on results and our founder-led corporate culture of independence.

Industry Background

A Digitally Interconnected Society

Advances in technology, increases in network bandwidth and the growing proliferation of connected devices are rapidly changing society. Each new generation of digital media devices and solutions drives further change to everyday activities, impacting the way people connect, interact, work and live. This digital transformation is profoundly impacting the way people want to be informed and entertained. As more media is produced, delivered and consumed digitally, the monolithic broadcast model is being transformed into a personalized and interactive experience. Today, information and entertainment is accessible across multiple digital media devices such as computers, smartphones, tablets, eBooks and connected TVs. Over time, virtually all types of media are expected to complete the transition to digital formats. This transformation is empowering consumers to interact and engage with content like never before, generating a comprehensive and rich data footprint of their preferences and activities. Analysis of this data enables companies to offer consumers highly relevant and personalized experiences — showing users the news stories they are most likely to care about, the movies they are most likely to enjoy and special offers on products or services they may wish to buy.

The Digital Evolution of Brand Advertising

As consumers shift their preferences towards digital media channels, we believe that brand advertisers will increasingly seek to connect with their prospective customers across the multiple digital media devices and platforms where those consumers spend their time. However, the objectives for brand advertisers remain unchanged from the past: (i) gain insights into which types of audiences are likely to become their customers, (ii) find and reach those prospective customers, and (iii) connect with those prospective customers through emotionally engaging marketing campaigns.

In a digital environment, the data footprint of consumer preferences and activities can provide brand advertisers with a richer understanding of who they need to reach, through what devices and platforms they can most effectively reach them and what marketing campaigns are most likely to resonate with them. Furthermore, the two-way nature of the digital experience now allows for advertising that is interactive and customized to the interests of individual consumers, and thus able to substantially strengthen the impression a brand can leave on consumers. As a result, the digital revolution provides brand advertisers with the ability to more precisely understand and reach the prospective customers that matter most to them.

Our Market Opportunity

In 2010, global advertising spend was $449 billion, of which digital media advertising spend was $64 billion, or only 14%, according to ZenithOptimedia. Advances in technology, increases in network bandwidth and the growing proliferation of connected devices have changed the ways in which people connect, interact, work and live. As consumers shift to digital media and as virtually all types of media transition to digital formats, we expect brand advertisers to increasingly focus on digital media advertising.

To date, the majority of digital media advertising spend in the United States has been direct response or search-based, according to eMarketer, with brand advertising spend on digital media lagging significantly. During 2010 the median Internet advertising spend among the top U.S. 100 advertisers was only 5.6% of their overall advertising budget, according to data compiled by Advertising Age. We believe that this disparity has been driven by the perception among brand advertisers that digital media was limited in its ability to reach a large high-value audience and to deliver an emotionally impactful message on par with TV-based advertising. However, a confluence of advances in technology and network bandwidth is now enabling brand advertisers to deliver engaging marketing campaigns, at scale, across multiple devices and platforms. Furthermore, the shift in consumer behavior patterns towards digital media is increasing the need for brand advertisers to find solutions that will enable them to effectively and efficiently connect and engage with consumers across all forms of digital media. This need, which we expect to grow as virtually all types of media transition to digital formats, creates the opportunity for technology companies that can leverage the rich data footprint generated by a digitally interconnected society to help brands effectively connect and engage with their prospective customers.

Our Solution

Our end-to-end solution enables brand advertisers to learn about their optimal audience, reach and engage that audience through emotive advertising and analyze and refine their marketing campaigns. Our solution empowers brand advertisers with insights about their audiences and incorporates those insights into effective and efficient marketing campaigns to achieve the brand advertisers’ desired outcomes.

Our solution is comprised of three key focus areas:

•

Brand intelligence. We provide brand advertisers with insights into (i) which audiences interact with their brands digitally, (ii) what are the most significant attributes that describe those audiences and (iii) which specific audiences they reach through their digital media campaigns. Our granular segmentation provides deep and actionable insights into a brand’s optimal audience, often identifying segments that may not have been previously targeted.

•

Consumer targeting. We enable brand advertisers to reach their prospective customers by using our rich targeting capabilities and massive audience to precisely and efficiently connect with the audiences that are most relevant to their brands.

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User engagement. Our extensive portfolio of engaging formats enables the deployment of digital marketing messages, including TV advertisements, across multiple devices, platforms and media. We are able to dynamically customize the creative messages of marketing campaigns to maximize their relevancy and increase engagement with prospective customers across the devices where consumers spend their time.

The eX Advertising Intelligence Platform

Technology and data have been the key drivers of our business. Over the past 10 years we have developed our core technology and infrastructure, focusing on integrating our solution and leveraging our extensive data. The foundation of our technology is our eX Advertising Intelligence Platform. Starting with the analysis of consumer interactions with a brand’s websites, we are able to understand the detailed attributes that best describe those consumers who interact and transact with that brand. We leverage these insights across a wide range of digital media devices and platforms to reach other consumers with similar attributes.

Our technology includes the following key elements:

•

Advertiser-centric taxonomy. Our advertiser-centric hierarchical taxonomy is comprised of over 50,000 unique attributes. Designed specifically for brand advertisers, it includes attributes that are focused on purchase intent and relevant interests for brands across a wide range of business verticals.

The following screenshots from our eX Advertising Intelligence Platform show extracts of our taxonomy from the travel, technology and automotive verticals. For example, a brand advertiser looking to learn about their optimal audience can discover both broad audience segments, such as consumers looking to travel to Europe, and more specific segments such as consumers who are looking to travel to Cork, Ireland. To effectively analyze consumer activities, detailed attributes have been specifically designed for each vertical. For example, within the travel vertical, attributes cover consumers looking for flights, hotels and rental cars, among other activities.

•

Contextualization technology. Our contextualization technology enables us to extract significant intelligence from over two billion daily user events, primarily associated with consumer activities across our digital content providers’ web pages. We map each of our 50,000 attributes to an associated semantic concept in English, Spanish, German and French. Having so defined the attributes, our contextualization engine analyzes the most frequently visited web pages, performing both syntactic and semantic processing of the textual content to determine the meaning of, and assign specific attributes to, over 300 million unique web pages. When a consumer visits a particular web page analyzed by our platform, we register that the consumer is interested in the attributes associated with that web page. As a result, each of the 50,000 attributes represents an audience segment with similar interests, enabling us to offer highly relevant audiences to brand advertisers.

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High-performance ad-serving platform. Our high-performance ad server technology features advanced targeting, real-time campaign management tools and advanced optimization algorithms. Our ad-serving platform has been designed to be highly integrated and scalable.

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Actionable insights. The immense scale and depth of our data enables us to analyze user behavior patterns, calculate the value of individual user attributes to a brand advertiser and identify those that are statistically the most relevant to that brand. Using these insights, we are able to target audience models that most closely represent a brand advertiser’s current consumers.

Our Strengths

Over the last decade we have built solutions to help brand advertisers connect more effectively with their current and prospective customers. As we continue to partner with brand advertisers, we believe that the following attributes and capabilities provide us with competitive advantages:

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Integrated solution. Our data is tightly integrated into all of the components of our solution, powering all elements of the marketing process including brand intelligence, prospective customer targeting, optimization and the dynamic customization of advertisements. Our end-to-end solution enables brand advertisers to meet their objectives across various formats and devices, such as display, video and mobile.

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Technology driven actionable insights. Our technology processes billions of user events each month, providing the intelligence behind our solution for brand advertisers. The immense scale of our data and our advanced analytics technology enable us to transform raw data into actionable insights that our brand advertisers are able to leverage throughout their marketing campaigns.

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Global footprint and scale. Our global reach, consumer data, operational infrastructure and management experience enable us to fulfill the needs of brand advertisers across the globe. We offer our solution to brand advertisers in 25 countries and are positioned to take advantage of the global growth in digital media advertising. To support our global footprint, our contextualization technology is capable of mapping web pages in English, Spanish, German and French.

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Blue chip brand advertisers. We have cultivated relationships with a blue chip customer base. In 2011, we delivered marketing campaigns on behalf of 88 of Advertising Age’s 100 Largest Global Marketers. Additionally, 85.4% of our 2011 revenues were generated from customers that we had served in the prior year. We believe this is driven by our superior results and continued product innovation.

•	Proven track record. Our founder-led management team has a track record of growing our business through 10 years of consecutive profitability without any third-party equity capital.

Growth Strategy

Our growth strategy is driven by our focus on helping brand advertisers connect with their prospective customers. We believe that we are in the early stages of a very large, secular shift in our industry, as virtually all types of media transition to digital formats, which is creating a significant opportunity for our business. To capitalize on that change, we plan to pursue the following priorities:

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Expand across mobile devices and other platforms. We intend to leverage the capabilities of our eX  Advertising Intelligence Platform to expand across the full landscape of digital devices and platforms, including smartphones, tablets, eBooks and connected TVs as well as social media.

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Continue our global expansion. We believe there is significant international demand for our solution, as digital devices are transforming consumer behavior across the world. We intend to expand our footprint by increasing penetration in the 25 countries in which we currently operate, as well as establishing a presence in additional countries.

•	Increase awareness and adoption of our solution. As digital advertising shifts towards brand-centric campaigns, brand advertisers will increasingly seek an integrated digital solution that meets their objectives. We believe our solution addresses that need and we intend to grow the market’s awareness and adoption of our platform’s capabilities.

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Continue to evolve our solution. We will continue to enhance our eX Advertising Intelligence Platform while developing new advertising capabilities and formats that grow and maximize the value we deliver to our brand advertisers.

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Expand our audience and data. We intend to continue to expand our global audience reach and data by growing our relationships and footprint with digital media content providers across devices and platforms.

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Pursue strategic acquisitions. We plan to evaluate and execute on opportunities to acquire complementary businesses and technologies that represent a strategic fit and are consistent with our overall growth strategy.

Sales and Marketing

Our direct sales force cultivates relationships both with advertising agencies and brands. We tailor our sales force to the specific markets and geographies in which we operate. We rely on our sales and marketing organization to promote and sell the unique insights and customized solutions that we develop based on our brand advertisers’ specific needs.

Globally, we go to market with distinct advertiser facing brands, which enable us to compete as a best-of-breed solution within specific product areas, while leveraging the overall capabilities and insights of our eX Advertising Intelligence Platform. Our three primary global brands consist of:

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Tribal Fusion — A digital advertising provider focused on the delivery of display and rich-media advertising solutions to brand advertisers, which, as reported by comScore, had a monthly average of 450 million unique visitors worldwide in 2011;

•	Firefly Video — A digital advertising provider of engagement video solutions, delivered to relevant brand audiences as full screen experiences that initiate from display advertising units; and

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AdoTube — An in-stream online video advertising provider that offers customized and interactive video advertising that enables brand advertisers to efficiently leverage their existing TV advertisements.

In addition, we sell direct response display advertising through our Full Tango brand. Further, we own Techbargains.com, a website focused on special consumer offers, primarily for technology products. Techbargains.com provides us with an additional property on which to deploy and test our advertising platform and related technology.

Digital Media Content Providers

We have relationships with over 2,000 digital media content providers, including website publishers and mobile application developers. We seek to align our interest with our digital media content providers by, generally, sharing a portion of the revenues we generate from placing advertisements on their properties. In addition, we have direct relationships with most of our digital media content providers, enabling us to offer highly engaging, customized advertising. We believe that the combination of the revenue sharing model, our direct relationships and our platform’s ability to deliver optimal audiences allows us to offer our brand advertisers more effective marketing campaigns.

Competition

We operate in a dynamic and competitive market, influenced by trends in both the overall advertising market as well as the digital advertising industry.

In the traditional media space, our primary competitors for brand advertising spend are large media firms — mainly TV broadcasters and aggregators as well as radio broadcasters and print media publishers. Many of these competitors have significant consumer reach, developed client relationships, much larger financial resources and longer operating histories than we have.

Across the digital media landscape, we compete for brand advertising spend with multiple market participants, including entities with significant market presence such as Google, Facebook and Yahoo!, as well as various online advertising networks. Some advertising agencies, including some agencies that buy our solution on behalf of advertisers, also offer media inventory or services that compete directly with our solution. In addition to competing with these various firms for advertising spend, we also compete with some of them for the right to place advertisements on digital media content providers’ properties. Further, many digital media content providers, in particular those with a significant consumer following, sell advertising on their websites and applications directly to advertisers, and these include some of the digital media content providers with whom we place advertisements.

We believe the principal competitive factors in our industry include the following:

•	Relationships with leading brand advertisers;

•	Audience reach;

•	Proven and scalable technology platform;

•	Range of customized solutions and formats;

•	Value to brand advertisers; and

•	Customer service.

We believe that we compete favorably with respect to all of these factors and that we are well positioned as a digital brand advertising platform.

Privacy

Much of the acceptance and widespread use of the Internet across the globe is attributable to the ability of users to access valuable content free of charge. The digital media content providers that bear the cost of creating and maintaining this content do so largely by selling advertisements on their properties, similar to the business model of TV and radio broadcasters. Increasingly, advertisers are recognizing the potential to reach a large and highly relevant audience through digital advertising. The value to them of this advertising is directly proportional to the ability to reach and deliver advertisements to relevant and targeted audiences.

Internet users’ online activity can generate comprehensive information regarding their interests and activities that is valuable to advertisers seeking to direct brand messages to an optimal audience. Advertisers are willing to make a greater investment in digital advertising and pay a higher rate for the efficiency this targeting provides. Therefore businesses such as ours enable digital media content providers to realize higher rates for their advertising inventory.

The use of targeted advertising on the Internet has come under scrutiny by certain consumer and industry groups and regulatory agencies focusing on online privacy, and specifically on the use of cookies and other online tools for tracking purposes. In addition, U.S. and foreign governments are considering new laws that could significantly restrict online advertisers’ ability to collect, augment, analyze, use and share anonymous data, such as regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tools to track consumers online. The European Union and some EU member states have already implemented legislation and regulations requiring advertisers to provide specific types of notice and obtain consent from consumers before using cookies or other technologies to track consumer online behavior and deliver targeted advertisements. In order to comply with these requirements, the use of cookies or other similar technologies may require the user’s affirmative, opt-in consent. In addition, if consumer sentiment regarding online privacy matters changes significantly, large numbers of consumers may take actions to limit the ability of digital advertisers to collect, use and share information to deliver targeted advertising. Further, changes in devices and software could be introduced that make it easier for consumers to prevent the use of cookies.

We believe that the continued availability of a free and content-rich Internet is dependent on balancing the needs of users, content providers and advertisers. If laws are passed requiring opt-in consent to track users, or if significantly more consumers opt-out of tracking than have done so to date, advertisers will realize lower returns from their online campaigns as there would be large user segments for which they have no information. As a result, content providers would likely face lower ability to monetize the content they provide and would need to consider alternatives to support their websites, including charging users for the right to view content that is currently provided free of charge. These changes could also result in substantial disruption to the manner in which we conduct our business.

Intellectual Property

Our success and ability to compete is dependent in part on our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing upon the proprietary rights of others. To accomplish this, we protect the inventions that are the subject of our patent applications and our other intellectual property under trade secret, trademark and copyright law and customary contractual protections.

We have begun to seek patent protection for certain of our technologies and as of March 15, 2012, had two U.S. patent applications on file. In addition, we are also pursuing the registration of our domain names and trademarks. As of March 15, 2012, we had 16 registered trademarks in the United States and five registered trademarks in foreign jurisdictions.

Among other practices, we enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business, to limit access to, and disclosure and use of, our proprietary information.

Research and Development

Our research and development efforts are primarily focused on building upon the benefits our eX Advertising Intelligence Platform provides to brand advertisers. We are continuing to expand our advertising intelligence capabilities to more devices and platforms. We will continue to increase our capability to process and analyze increased volumes of data. As we work closely with brand advertisers to best understand the effectiveness of their marketing campaigns, we plan to develop more sophisticated methods of attribution.

As of December 31, 2011, we had a total of 117 employees and contractors involved in product development functions. For the years ended December 31, 2009, 2010 and 2011, our total product development expenses were $3,434, $4,680 and $5,304, respectively.

Employees

As of December 31, 2011 we had 639 employees and contractors, of which 208 were in the United States and 235 were in India. None of our employees are represented by labor unions. We believe that relations with our employees are good.

Legal Proceedings

We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows or financial position.

Facilities & Technology Infrastructure

We lease a 19,779 square-foot facility for our corporate headquarters in Emeryville, California. We also lease sales offices, support and research and development facilities and data centers in other locations in North America and overseas, including, among others, a facility in Noida, India and a facility in Kiev, Ukraine.

Our technology infrastructure is located in three distinct colocations in San Francisco, California, Ashburn, Virginia and Santa Clara, California. These facilities support production, development and disaster recovery.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of March 15, 2012:

Name	Age	Position(s)
Executive Officers:
Dilip DaSilva	47	Chairman of the Board, President and Chief Executive Officer
Marvin Tseu	63	Chief Operating Officer
John R. Rettig	46	Chief Financial Officer
Alexander Saldanha	47	Chief Technology Officer
Kesa Tsuda	53	Chief People Officer

Directors:
Steven Cakebread (1)(2)	60	Director
John Farrell (1)(3)	54	Director
Robert Goldberg (2)(3)	51	Director
Dennis Wolf (1)	59	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the governance and nominating committee.

Executive Officers

Dilip DaSilva is our founder and has served as our President and Chief Executive Officer and sole director since our incorporation in June 2000. Mr. DaSilva was appointed to our board of directors in June 2000 and was appointed as Chairman of our board of directors in March 2012. Mr. DaSilva holds a B.S. in Bio-Engineering and an M.S. in Computer Science from Brown University. As our Chief Executive Officer, founder and controlling stockholder, Mr. DaSilva has developed an intimate knowledge of our business and operations, and we believe Mr. DaSilva provides a valuable perspective as Chairman of our board of directors. Further, we believe that Mr. DaSilva should serve as a member of our board of directors due to his leadership of our company since its inception.

Marvin Tseu has served as our Chief Operating Officer since July 2009. Prior to that, Mr. Tseu was an advisor and consultant to us from October 2008 to July 2009. From May 2006 to November 2007, Mr. Tseu served as Chief Executive Officer and Director of Axesstel, Inc., a leader in the design and development of fixed wireless voice and broadband data products. From October 2002 to March 2006, Mr. Tseu served as the Chief Executive Officer and a founder of Active Reasoning, Inc., an early stage private company that produces resource management software to help enterprises manage their IT operations. Since 1999, Mr. Tseu has served as Chairman of the Board of Plantronics, Inc., a publicly traded company focused on digital headsets for the enterprise and consumer. Mr. Tseu served as a member of the senior management team at Plantronics from 1984 to 1996. In addition, Mr. Tseu previously held various positions at Plantronics, including Vice President of Sales and Marketing and President of Clarity, one of Plantronics’ subsidiaries. In 1999, Mr. Tseu founded SiteSmith, Inc., a co-location managed services company, which was acquired by Metromedia Fiber Network, Inc. in 2001. Mr. Tseu previously served as Executive Vice President of Marketing and Sales and as a member of the Board of Directors of CIDCO, Inc., a publicly traded telecommunications product company. Mr. Tseu holds a B.A. in Economics from Stanford University.

John R. Rettig has served as our Chief Financial Officer since May 2005. From May 2003 to May 2005, Mr. Rettig served as Vice President of Finance at Reflect.com, an online prestige beauty brand owned by Procter & Gamble. From July 2001 to April 2003, Mr. Rettig served as Vice President of Finance and Controller at Achieva.com/Kaplan, Inc., an e-learning company owned by the Washington Post. In addition, Mr. Rettig served as Chief Financial Officer of E-Global Network., Inc., a software infrastructure company, and as a Senior Director of Finance at Excite@Home, Inc., an Internet search company, where he was Controller of the Media Division from January 1999 to November 2000. Mr. Rettig holds a B.S. in Economics and Business Administration from St. Mary’s College of California.

Alexander Saldanha has served as our Chief Technology Officer since September 2006. Prior to that, Mr. Saldanha was our Senior Architect from December 2005 to August 2006. Prior to joining us, Mr. Saldanha co-founded Softface, a procurement consulting company, where he worked form 1998 to 2004, including as Chief Executive Officer and then Chief Technology Officer. From 1993 to 1998, Mr. Saldanha was with Cadence Design Systems, Inc., a semiconductor design company, where he co-founded Cadence Berkeley Labs and later served on the Senior Leadership Council and was a member of the Technology Steering Group. Mr. Saldanha holds a B. Tech. in Computer Science from the Indian Institute of Technology at Madras, India, an M.S. in Computer Science from the University of California at Berkeley and a Ph.D in Computer Science from the University of California at Berkeley.

Kesa Tsuda has served as our Chief People Officer since July 2011. Prior to joining us, Ms. Tsuda was Senior Vice President, Global Human Resources for Sony Pictures Entertainment, a television and film company, from January 2007 until January 2010. From July 2001 to January 2007, Ms. Tsuda served as Vice President of Human Resources with Idealab, an incubator for technology startup companies. Ms. Tsuda also served as Vice President of Human Resources for Aspen Marketing, a marketing company, Launch Media, a mobile marketing company, and Universal Pictures, a movie studio. In addition, Ms. Tsuda has held business operations and financial planning leadership roles with Comcast and NBC. Ms. Tsuda holds a B.A. in Economics from University of California at Los Angeles.

Directors

Steven Cakebread has served as a member of our board of directors since March 2012. Mr. Cakebread has served as Chief Financial Officer of Pandora Media, Inc., an Internet radio company, since March 2010. He served as Senior Vice President, Chief Financial Officer and Chief Administrative Officer at Xactly Corporation, a provider of on-demand sales performance management software, from February 2009 to August 2009 where he was responsible for financial operations, legal, information technology, facilities and human resources. From February 2008 to January 2009, Mr. Cakebread served as the President and Chief Strategy Officer of Salesforce.com, a customer relationship management service provider, and as Executive Vice President and Chief Financial Officer of Salesforce.com from May 2002 to February 2008. In his various positions at Salesforce.com, Mr. Cakebread was responsible for managing the company’s global financial staff and initiatives and evaluating its software service deliverability. From April 1997 to April 2002, Mr. Cakebread served as Senior Vice President and Chief Financial Officer at Autodesk, a software company. From April 1992 to April 1997, he was Vice President of Finance for Silicon Graphics World Trade, a subsidiary of a high-performance computing and data management company. Mr. Cakebread currently serves on the boards of directors of eHealth, SolarWinds and ServiceSource. Mr. Cakebread holds a B.S. in Accounting from the University of California at Berkeley and an M.B.A. from Indiana University. We believe that Mr. Cakebread should serve as a member of our board of directors due to the perspective and experience he brings from serving in senior executive positions with publicly traded companies.

John Farrell has served as a member of our board of directors since March 2012. Mr. Farrell served as a member of the board of directors of Huntsworth Plc, a global public relations and integrated healthcare communications group, since August 2009. From 2003 to August 2009, Mr. Farrell served as President and Chief Executive Officer of Publicis Group, a global communications group. From 1994 to 2003, Mr. Farrell served as President and Chief Executive Officer of D’Arcy, Masius, Benton & Bowles Worldwide, Inc., an international advertising agency. Before that, Mr. Farrell served in various positions at International Marketing and

Promotions Group Limited, including President and Chief Executive Officer. Mr. Farrell holds a B.A. from Nottingham Trent University in the United Kingdom. We believe that Mr. Farrell should serve as a member of our board of directors due to his extensive experience in global communications and advertising firms.

Robert Goldberg has served as a member of our board of directors since March 2012. Mr. Goldberg currently serves as the Managing Director of Crossroads Ventures, an early stage venture capital firm that he founded. In addition, Mr. Goldberg is a Venture Partner at YL Ventures, a venture capital firm focusing on Internet software startup companies, a position that he has held since August 2006. Mr. Goldberg has also served as a Venture Partner at Raptor Ventures since November 2011. Mr. Goldberg served as Senior Vice President of Zynga, Inc., an Internet gaming company, from January 2009 to September 2011. Mr. Goldberg holds a B.S. in Engineering and Applied Science from Columbia University. We believe that Mr. Goldberg should serve as a member of our board of directors due to his extensive experience with senior management and corporate investment and strategy with media, e-commerce and enterprise software companies.

Dennis Wolf has served as a member of our board of directors since March 2012. Mr. Wolf has served as Chief Financial Officer and Executive Vice President of Fusion-io, a computer memory and storage company, since October 2010, as Chief Financial Officer and Senior Vice President from March 2010 to October 2010, and as Chief Financial Officer from November 2009 to March 2010. From January 2009 to April 2009, Mr. Wolf served as Interim Chief Executive Officer and Chief Financial Officer of Finjan Software, Inc., a provider of web security solutions. From March 2005 to June 2008, Mr. Wolf served as Executive Vice President and Chief Financial Officer of MySQL AB, an open source database software company. Prior to MySQL, Mr. Wolf held financial management positions for public high technology companies, including Apple Computer, Inc., Centigram Communications, Inc., Credence Systems Corporation, Omnicell, Inc., Redback Networks Inc. and Sun Microsystems, Inc. Mr. Wolf currently serves as a director of Codexis Inc., and is the Chair of the Audit Committee. In addition, Mr, Wolf has been a director and chair of the audit committee for other publicly and privately held companies including Quantum Corporation, BigBand Networks, Inc., Registry Magic, Inc., Avanex Corporation, Komag, Inc. and Vitria Technology, Inc. He holds a B.A. in Religion from the University of Colorado and an M.B.A. from the University of Denver. We believe that Mr. Wolf should serve as a member of our board of directors due to his extensive experience in senior financial management positions with technology companies.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and officers.

Board Independence and Composition

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Messrs. Cakebread, Farrell, Goldberg and Wolf do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of             . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

In accordance with our amended and restated articles of incorporation and our amended and restated bylaws that will become effective in connection with the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms as follows:

•	the Class I directors will be Mr. , and Mr. and their terms will expire at our first annual meeting of stockholders held after this offering;

•	the Class II directors will be Mr. and Mr. and their terms will expire at our second annual meeting of stockholders held after this offering; and

•	the Class III director will be Mr. and his term will expire at our third annual meeting of stockholders held after this offering.

At each annual meeting of our stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. The authorized number of directors may be changed by resolution of our board of directors.

In addition, we intend to restate our bylaws upon the completion of this offering to provide that only the board of directors may fill vacancies on the board of directors until the next annual meeting of stockholders.

This classification of the board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock — Anti-Takeover Provisions — Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Board Committees

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Mr. Cakebread, Mr. Farrell and Mr. Wolf, with Mr. Wolf serving as Chair. Our audit committee oversees our corporate accounting and financial reporting process and internal accounting and financial controls and audits of the financial statements. Our audit committee also: evaluates the independent auditor’s qualifications, independence and performance; engages and provides for the compensation of the independent auditor; establishes the policies and procedures for the retention of the independent auditor to perform any proposed and permissible non-audit services; reviews our annual audited and quarterly unaudited financial statements; reviews our critical accounting policies, our disclosure controls and procedures and internal controls over financial reporting; and discusses with management and the independent auditor the results of the annual audit and the reviews of our quarterly unaudited financial statements. Our board of directors has determined that each of our audit committee members meets the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and             . Our board of directors has determined that Mr.              is an audit committee financial expert as defined under the applicable rules and regulations of the SEC. The audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing requirements and rules of             .

Compensation Committee

Our compensation committee consists of Mr. Cakebread and Mr. Goldberg, with Mr. Goldberg serving as Chair. Our compensation committee reviews our overall compensation philosophy and related policies relating to the compensation and benefits of our officers and employees, including reviewing and approving goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluating the performance of these officers in light of those goals and objectives, setting compensation of these officers based on such evaluations and otherwise overseeing our compensation plans, policies and programs for our executive officers. The compensation committee administers our employee equity plans. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the applicable rules and regulations of              and Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The compensation committee operates under a written charter that satisfies the applicable listing requirements and rules of             .

Governance and Nominating Committee

Our governance and nominating committee consists of Mr. Farrell and Mr. Goldberg, with Mr. Goldberg serving as Chair. The governance and nominating committee is responsible for overseeing evaluations of our board of directors and its committees and making recommendations regarding candidates to serve on our board of directors and the size and composition of our board of directors. In addition, the governance and nominating committee is responsible for overseeing our codes of conduct and reporting and making recommendations concerning governance matters. The governance and nominating committee operates under a written charter to be effective prior to the closing of this offering that satisfies the applicable listing requirements and rules of             .

Code of Business Ethics and Conduct

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees and officers and a code of conduct that will apply to our non-employee directors. Following the closing of this offering, the full text of these codes will be posted on the investor relations section of our website. We intend to disclose future amendments to certain provisions of these codes, or waivers of these provisions, on our website and/or in public filings.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently, or has been at any time, an officer or employee of ours. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

In 2011 our board of directors consisted of a single director, Mr. DaSilva. Mr. DaSilva did not receive additional compensation for serving as a director. Upon their election to the board of directors in March 2012, each of our newly elected directors received an award of stock options and restricted stock units under our 2010 Equity Incentive Plan. Following the completion of this offering, we intend to compensate our non-employee directors with a combination of cash and equity.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General

This compensation discussion and analysis, which should be read together with the compensation tables set forth below, provides information regarding our executive compensation program for our named executive officers: Dilip DaSilva, our Chairman, President and Chief Executive Officer; Marvin Tseu, our Chief Operating Officer; John R. Rettig, our Chief Financial Officer; Alexander Saldanha, our Chief Technology Officer; and Kesa Tsuda, our Chief People Officer.

To date our executive compensation program has been administered by our board of directors, which has until recently consisted only of Mr. DaSilva, our controlling stockholder. Our executive compensation program is designed to enable us to attract and retain individuals with the skills and experience necessary for us to achieve our corporate objectives and to motivate executive performance that increases stockholder value by aligning compensation with our performance.

Our Compensation Philosophy

We operate in a highly competitive business environment, which is characterized by frequent technological advances, rapidly changing market requirements and the emergence of new market entrants. To succeed in this environment, we must continually develop and refine new and existing products and services, and demonstrate an ability to quickly identify and capitalize on new business opportunities. We recognize that our success is in large part dependent on our ability to attract and retain talented employees. Therefore, we maintain, and intend to modify as necessary, an executive compensation and benefits program designed to attract, retain and incentivize a talented, qualified and committed team of executive officers that share our vision and desire to achieve our goals.

We endeavor to create and maintain compensation programs based on performance and to align the interests of our executive officers and stockholders. The principles and objectives of our compensation and benefits program for our executive officers are to provide compensation opportunities that:

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Attract and retain qualified executives. Our business is competitive and our headquarters are in the San Francisco Bay Area, where there is significant competition for executive talent. In light of these factors, a key objective of our compensation is to allow us to attract and retain qualified executives. We believe that our success in retaining key executives to date reflects some measure of success of our compensation program in this regard. We also expect that we may wish to, or may be required to, add new individuals to our executive team from time to time, as was the case with our relatively recent appointment of our Chief People Officer. For us to be appropriately positioned to attract new talent as needed, we must be prepared to, and be perceived as an employer that is willing to, offer competitive compensation.

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Motivate executive officers to achieve our business goals. We seek to motivate our executive officers to help us achieve profitable growth. We provide discretionary cash bonus payments that are tied to success against personal and corporate goals that Mr. DaSilva reviews with each executive.

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Provide direct incentives for the enhancement of long-term stockholder value. We seek to further align the interests of our executives and our stockholders by providing long-term incentives to increase stockholder value. These incentives have been primarily in the form of stock options with an initial exercise price equal to the fair market value of our common stock. As such, our executives will realize value from these options, which vest over a prescribed period, only if the value of our company increases.

Compensation-Setting Process.

Mr. DaSilva has served as our sole director from our inception until March 2012, at which point he became Chairman of our board of directors. For 2011 and prior years, Mr. DaSilva was responsible for overseeing our executive compensation program, as well as determining and approving the ongoing compensation arrangements with our named executive officers.

Initial compensation. The initial compensation arrangements with our officers, including the named executive officers, were negotiated with each individual executive by Mr. DaSilva. He also determined his own initial compensation arrangement and the annual changes to his compensation. Generally, the focus of these arrangements has been to attract skilled individuals to help us meet our business objectives. At the same time, we have sought to be prudent in establishing initial compensation levels so as not to pay more than is required to attract executives nor to burden ourselves with an unduly expensive management compensation structure.

Compensation review. As our sole director, Mr. DaSilva reviewed the compensation levels for our executive officers. Specifically, he determined the base salary increases, if any, and the amount of cash bonus for which each executive is eligible. Any changes in salary or bonus reflected compensation levels that Mr. DaSilva determined to be commensurate with an executive officer’s individual performance, as well as our company’s performance. Any such changes also reflected Mr. DaSilva’s consideration of the compensation that would optimize our ability to retain each executive. Mr. DaSilva has also made final determinations regarding any equity compensation to be awarded to our executive officers.

We have added employees of various levels of seniority to support our growth. In the process of doing so, we gained knowledge of pay practices in the market, and this knowledge has assisted us in framing the level of compensation that we have extended to our executives.

In 2012, we expanded our board of directors and established a compensation committee of the Board of Directors consisting entirely of independent directors. The compensation committee has responsibility for administering our executive compensation programs in the future and for administering our equity incentive plans. We expect that Mr. DaSilva will take an active role in providing recommendations to the compensation committee regarding executive compensation, other than his own compensation, given his knowledge of past compensation decisions and the rationale for such decisions and because, as our Chief Executive Officer, he has key insights as to the performance of our executives.

At this time all of our executives are continuing to be paid at the base salary rate that they were receiving at the end of 2011. Mr. DaSilva established target cash bonuses for 2012 that are the same as the target bonuses for 2011. We expect that our compensation committee will address executive compensation for 2012 in the first half of the year.

Role of compensation consultant. We have typically not retained compensation consultants or advisors. We have recently engaged a compensation consultant, Compensia, to assist the board of directors in evaluating our levels and types of executive compensation and to recommend changes for 2012. Among other objectives, Compensia was engaged to assist in identifying a group of peer companies for purposes of assessing market levels of compensation, to gather and analyze compensation data from those peer companies, and to advise on structuring our compensation programs for 2012. The compensation committee is responsible for managing Compensia’s activities.

Elements of Compensation

Our executive officers’ compensation currently has two primary elements of: (i) cash compensation in the form of salary and annual bonus and (ii) equity awards in the form of stock option grants. In addition, we provide our executive officers with benefits that are available generally to all salaried employees.

Our goal is to provide salaries that are sufficient to retain our executive team while balancing our desire to conserve our cash for investments to grow our business. We believe that a substantial portion of the cash compensation that our executives are eligible to receive should be tied to corporate and individual performance. Our long-term equity-based incentive awards are designed to motivate our executives to increase stockholder value over a longer term and to provide a retention incentive over the vesting period of the award. We view the cash compensation as distinct from the equity component, and believe that each must be regarded as competitive by our executives to help us to achieve our compensation objectives.

Base Salary. Mr. DaSilva has determined the base salaries of our executives based on the compensation philosophy and compensation-setting process discussed above.

We did not adjust salaries for Mr. DaSilva, Mr. Tseu or Mr. Rettig in 2011 from 2010 because we felt their respective salaries were sufficient to retain them. Mr. Saldanha’s salary was increased by 20% during 2011 in recognition of his significant contribution to our product development strategy. Ms. Tsuda’s salary was established in the process of our recruiting her to join us in 2011. We did not benchmark salaries of our executives to specific market levels for 2011 or engage in a market review process. The differences in base salaries among the named executive officers for 2011 are not significant, which reflects our expectation that each member of the senior management team will be a major contributor to the success of the business.

Cash Bonuses. Our cash bonus program for executives for 2011, as was the case for 2010, was discretionary. In the early part of the year, Mr. DaSilva discussed his expectations for each executive (except for himself) with the respective executive, and informally set a fixed amount of potential bonus for that executive. Mr. DaSilva made a quarterly determination for each executive’s performance and, if consistent with expectations, approved payment of the applicable bonus. The potential bonus for each of our named executive officers was the same in 2011 as in 2010. Mr. DaSilva determined that each of our named executive officers earned his or her cash bonus for 2011. As our sole director, Mr. DaSilva established, and approved the payout of, his own cash bonuses in 2010 and 2011. The higher bonus for Mr. DaSilva relative to the other executives was due to his role as the head of our company with the highest level of responsibility.

Equity-Based Compensation. We have granted equity awards to executive officers and other key personnel to incentivize them to increase the value of our stock. Accordingly, we believe these awards align the interests of our executives with those of our stockholders. In addition, our stock option awards to executives have vesting periods that we believe serve a meaningful role in executive retention. We have not in the past taken account of the amount of previous gains from equity awards in setting current period awards, nor have we established equity ownership guidelines or requirements.

During 2011, we made the equity award grants to named executive officers as set forth in the “Grants of Plan-Based Awards” table that appears below. In making the stock option awards in 2011, Mr. DaSilva sought to generally equalize the number of outstanding stock options held by our named executive officers, other than Ms. Tsuda, who joined us in 2011.

As a private company that did not grant equity awards to executives on a regular basis, we did not adopt a policy around the timing of our equity awards. After we become a public company, we anticipate adopting a policy for making annual awards to executives, and making other equity awards throughout the year to new hires and upon promotions or similar events.

Employment Agreements and Change of Control Arrangements

Each of our named executive officers, except for our Chief Executive Officer, has received stock options in the past. Certain of these options provide for accelerated vesting of outstanding, unvested equity awards in the event of an involuntary termination of employment in connection with, or within 12 months following, the consummation of a corporate transaction. In addition, Mr. Rettig’s employment agreement with us provides that he will receive six months of severance pay in the event that his employment is terminated for a reason other than cause.

We determined that these agreements appropriately balanced our needs to offer a competitive level of change in control protection to our executives and to induce our executives to remain in our employ through the potentially disruptive conditions that may exist around the time of a change of control, while not unduly rewarding executives for a termination of their employment. Because our equity change of control terms are “double trigger” provisions, our executives are not entitled to the equity acceleration by the mere occurrence of the change of control, unless the surviving entity of the transaction refuses to assume or replace the outstanding options. We believe they offer an incentive for the executive to remain in the employ of our company if such continuation is required by our partner in a change of control transaction.

For further detailed financial information concerning the severance and change in control arrangements with our named executive officers, please see the information contained in the section entitled “Potential Payments On Termination and Termination Following Change in Control.”

Other Benefits

Our executive officers are eligible to participate in all of our employee benefit plans on the same basis as our other employees, such as medical, dental, vision, group life, disability and accidental death and dismemberment insurance and our 401(k) plan, subject to applicable law. We also provide paid time off and paid holidays to all of our employees, including our executive officers, which we intend to be comparable to those provided at our peer companies.

Accounting Treatment

We account for equity compensation paid to our employees under ASC Topic 718 which requires us to estimate and record an expense over the service period of the award. Cash compensation is recorded as an expense at the time the obligation is accrued. We structure the cash compensation element of our incentive compensation so that it is taxable to our executives at the time it becomes available to them. We currently intend that all cash compensation paid will be tax deductible by us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options granted at fair market value should be deductible, to the extent that an option constitutes an incentive stock option, gain recognized by the optionee will not be deductible if there is no disqualifying disposition by the optionee. If we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to employees.

Tax Deductibility of Executive Compensation

Section 162(m) of the Code provides that compensation in excess of $1 million paid to the chief executive officer or to any of the other four most highly compensated executive officers of a company will not be deductible for federal income tax purposes unless such compensation is paid pursuant to one of the enumerated exceptions set forth in Section 162(m). Our primary objective in designing and administering compensation policies is to support and encourage the achievement of our long-term strategic goals and to enhance stockholder value. When consistent with this compensation philosophy, we also intend to attempt to structure compensation programs such that compensation paid thereunder will be tax deductible by us, but the compensation committee will have authority to grant non-deductible compensation. In general, stock options granted under our stock option plans are intended to qualify under, and comply with, the “performance based compensation” exemption provided under Section 162(m), thus excluding from the Section 162(m) compensation limitation any income recognized by executives pursuant to such stock options. The compensation committee intends to review periodically the potential impacts of Section 162(m) in structuring and administering our compensation programs.

In addition, our compensation committee intends to take into account whether components of our executive compensation program may be subject to the penalty tax associated with Section 409A of the Code, and aims to structure the elements of executive compensation to be compliant with or exempt from Section 409A to avoid such potential adverse tax consequences.

2011 Summary Compensation Table

The following table provides information regarding compensation of our named executive officers for 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Dilip DaSilva
Chief Executive Officer	2011	300,000	100,000	—	13,519	413,519

John R. Rettig
Chief Financial Officer	2011	300,000	50,000	338,000	13,998	701,998

Marvin Tseu
Chief Operating Officer	2011	300,000	50,000	169,000	1,419	520,419

Alexander Saldanha
Chief Technology Officer	2011	275,000	50,000	—	13,998	338,998

Kesa Tsuda (3)
Chief People Officer	2011	119,391	27,500	840,000	5,460	992,351

(1)	Amounts reflect the grant date fair value of the option awards granted to our named executive officers during this fiscal year as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the option awards reported in this column are set forth in Note 10, “Stock-Based Compensation,” to the notes to our financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be realized upon exercise by our named executive officers.
(2)	Amounts referenced in this column include medical, dental, vision, life/accidental death and dismemberment and short-term disability insurance premiums paid by us on behalf of each named executive officer during 2011. All of these benefits are provided to the named executive officers on the same terms as provided to all of our regular full-time employees based in the United States.
(3)	Ms. Tsuda became our Chief People Officer in July 2011. Ms. Tsuda’s salary was pro-rated to reflect her partial year service.

Grants of Plan-Based Awards Table

The following table provides information regarding stock option awards made to our named executive officers during 2011.

Name	Grant Date	Number of Securities Underlying Options (#)		Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards (1) $
Dilip DaSilva	—	—		—	—
John R. Rettig	4/5/2011	200,000	(2)	1.34	338,000
Marvin Tseu	4/5/2011	100,000	(2)	1.34	169,000
Alexander Saldanha	—	—		—	—
Kesa Tsuda	12/19/2011	400,000	(3)	2.10	840,000

(1)	Amounts reflect the grant date fair value of the option awards granted to our named executive officers during this fiscal year as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the option awards reported in this column are set forth in Note 10, “Stock-Based Compensation,” to the notes to our financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be realized upon exercise by our named executive officers.
(2)	1/48th of the total number of options granted vest monthly over the four years following the vesting commencement date of January 1, 2011. Vesting is contingent on the optionee’s continued service with us.
(3)	25% of the total number of options granted vest on the 12 month anniversary of the vesting commencement date of July 1, 2011, and 1/48th of the total number of shares vest monthly thereafter. Vesting is contingent on the optionee’s continued service with us.

Outstanding Equity Awards at Year-End

The following table provides information regarding each unexercised stock option held by each of our named executive officers as of December 31, 2011.

Name	Grant Date	Option awards
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Dilip DaSilva	—	—	—		—	—

John Rettig	6/24/2010	239,583	260,417	(1)	1.27	6/23/2020
	10/8/2010	281,250	18,750	(2)	1.31	3/12/2018
	4/5/2011	45,833	154,167	(3)	1.34	4/4/2021

Marvin Tseu	12/11/2009	100,000	—		1.21	12/10/2019
	12/11/2009	483,333	316,667	(4)	1.21	12/10/2019
	4/5/2011	22,916	77,084	(3)	1.34	4/4/2021

Alexander Saldanha	9/29/2006	34,375	—		0.75	9/29/2016
	12/19/2008	125,000	—		0.56	12/1/2015
	6/24/2010	239,583	260,417	(1)	1.27	6/23/2020
	10/8/2010	75,000	—		1.31	3/30/2017
	10/8/2010	234,375	15,625	(2)	1.31	3/12/2018

Kesa Tsuda	12/19/2011	—	400,000	(5)	2.10	12/18/2021

(1)	1/48th of the total number of options granted vest monthly over the four years following the vesting commencement date of January 1, 2010. Vesting is contingent on the optionee’s continued service with us.
(2)	1/48th of the total number of options granted vest monthly over the four years following the vesting commencement date of March 1, 2008. Vesting is contingent on the optionee’s continued service with us.
(3)	1/48th of the total number of options granted vest monthly over the four years following the vesting commencement date of January 1, 2011. Vesting is contingent on the optionee’s continued service with us.
(4)	1/48th of the total number of options granted vest monthly over the four years following the vesting commencement date of July 1, 2009. Vesting is contingent on the optionee’s continued service with us.
(5)	25% of the total number of options granted vest on the 12 month anniversary of the vesting commencement date of July 1, 2011, and 1/48th of the total number of shares vest monthly thereafter. Vesting is contingent on the optionee’s continued service with us.

Potential Payments on Termination and Termination Following Change in Control

Each of our named executive officers, except for our Chief Executive Officer, has received stock options in the past. Certain of these options provide for an acceleration of outstanding, unvested options in the event of an involuntary termination of employment within 12 months following the consummation of a corporate transaction. A “corporate transaction” is defined as a stockholder-approved transaction that involves: (i) a merger or consolidation in which we are not the surviving entity; (ii) the sale, transfer or other disposition of all or substantially all of our assets of the Company; or (iii) any reverse merger in which we are the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger. An “involuntary termination” is defined as the termination of the executive’s employment (i) by us (or a successor) other than for death, disability or cause; or (ii) by the executive within 12 months following a corporate transaction resulting from: (a) a material reduction in the executive’s job responsibilities; (b) relocation of the executive’s then-current work site to a location more than 50 miles away; or (c) a reduction in the executive’s then-current base salary by at least 20%. Unvested options held by our named executive officers would vest in full if not assumed by the surviving entity in connection with a corporate transaction.

In addition, Mr. Rettig’s employment agreement with us provides that he will receive six months of severance pay in the event that we terminate his employment for a reason other than cause.

The following is a description of the stock option arrangements for each of our named executive officers: Certain of Mr. Tseu’s and Mr. Rettig’s stock options are subject to full acceleration of the unvested portion in the event of an involuntary termination of employment in connection with, or within 12 months of, the consummation of a corporate transaction. Other stock options held by Mr. Tseu and Mr. Rettig are subject to 12 months of acceleration in the event of an involuntary termination of employment in connection with, or within 12 months of, the consummation of a corporate transaction. Certain of Mr. Saldanha’s stock options are not subject to any change of control provisions. Of the remainder, some are subject to full acceleration of the unvested portion in the event of an involuntary termination of employment in connection with, or within 12 months of, the consummation of a corporate transaction, and others are subject to 12 months of acceleration in the event of an involuntary termination of employment in connection with, or within 12 months of, the consummation of a corporate transaction. Ms Tsuda’s stock options are subject to 12 months of acceleration in the event of an involuntary termination of employment in connection with, or within 12 months of, the consummation of a corporate transaction.

The following table summarizes the base salary, as applicable, and the value of the acceleration of unvested stock options that each named executive officer would have been entitled to receive assuming a qualifying termination in connection with or following a corporate transaction as of December 31, 2011. Acceleration values are based on the difference between the assumed initial public offering price of $             per share which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus minus the exercise price.

Name	Termination or Change in Control Event	Salary Continuation $	Full Acceleration of Options Not Assumed in a Corporate Transaction $	Equity Acceleration Following Termination of Employment $
Dilip DaSilva	Involuntary Termination	—	—	—
	Change in Control and Involuntary Termination	—	—	—
	Change in Control and Employment Continues	—	—	—

John Rettig	Involuntary Termination	150,000
	Change in Control and Involuntary Termination	150,000
	Change in Control and Employment Continues	—

Marvin Tseu	Involuntary Termination	—
	Change in Control and Involuntary Termination	—
	Change in Control and Employment Continues	—

Alexander Saldanha	Involuntary Termination	—
	Change in Control and Involuntary Termination	—
	Change in Control and Employment Continues	—

Kesa Tsuda	Involuntary Termination	—
	Change in Control and Involuntary Termination	—
	Change in Control and Employment Continues	—

Employee Benefit Plans

2000 Equity Incentive Plan

Our board of directors adopted our 2000 Equity Incentive Plan, or our 2000 Plan, in June 2000, and our stockholders approved the plan in August 2000. The 2000 Plan has been amended from time to time. As of December 31, 2011, options to purchase 4,080,560 shares of our common stock were outstanding under our 2000 Plan. The 2000 Plan provided for the grant of incentive stock options that qualify for favorable tax treatment to their recipients under Section 422 of the Code, nonqualified stock options, restricted stock and stock bonuses. The 2000 Plan terminated in June 2010, and no additional options or equity awards may be granted under the 2000 Plan. However, all stock options outstanding on the termination of the 2000 Plan will continue to be governed by the terms and conditions of the 2000 Plan. Options granted under the 2000 Plan are subject to terms substantially similar to those described below with respect to options granted under the 2010 Equity Incentive Plan.

2010 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved our 2010 Equity Incentive Plan, or the 2010 Plan, in June 2010. The 2010 Plan provides for the grant of incentive stock options that qualify for favorable tax treatment to their recipients under Section 422 of the Code, nonqualified stock options, restricted stock, restricted stock units and stock bonuses. Incentive stock options may be granted only to our employees and those of any of our subsidiaries. Other types of awards may be granted to our employees, directors, officers, consultants, certain independent contractors and advisors and those of any of our subsidiaries. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant, and the exercise price of nonqualified stock options will be determined by the plan administrator. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2010 Plan is ten years, except that incentive stock options granted to 10% holders will have a maximum term of five years. The purchase price for restricted stock will be determined by the plan administrator. Restricted stock units may be settled in cash or stock and no purchase price applies. Stock bonuses may be awarded in consideration of services provided and may be subject to performance vesting. In the event of a change in control, the 2010 Plan provides that all options that are not assumed by the successor entity or substituted for comparable options of the successor entity shall vest in full prior to that change in control unless assumed or replaced with a cash incentive program and all unexercised options expire on the consummation of the change in control.

As of December 31, 2011, we had reserved 12,000,000 shares of our common stock for issuance under the 2010 Plan. As of December 31, 2011, options to purchase 10,178,488 of these shares remained outstanding, we had sold 591,250 shares of restricted stock pursuant to restricted stock purchase agreements under the 2010 Plan and 1,230,262 of these shares remained available for future grant. The options outstanding as of December 31, 2011 had a weighted average exercise price of $1.47. We expect that our 2012 Equity Incentive Plan will be effective upon the date of this prospectus. As a result, we will not grant any additional options under the 2010 Plan following that date and the 2010 Plan will terminate. However, any outstanding options or other awards granted under the 2010 Plan will remain outstanding, subject to the terms of our 2010 Plan and stock option agreements, until the options are exercised or until they terminate or expire by their terms.

2012 Equity Incentive Plan

We expect that prior to the closing of this offering our board of directors will adopt and our stockholders will approve our 2012 Equity Incentive Plan, or our 2012 Plan. We do not expect to utilize our 2012 Plan until after the closing of this offering, at which point no further grants will be made under our 2010 Plan. No awards have been granted and no shares of our common stock have been issued under our 2012 plan. Our 2012 Plan will provide for the grant of incentive stock options within the meaning of Section 422 of the Code to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, including officers, consultants and directors. Our 2012 Plan will also provide for the grant of performance cash awards to our employees, consultants and directors.

Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2012 Plan is             shares. The number of shares of our common stock reserved for issuance under our 2012 Plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2013 continuing through January 1, 2022, by the lesser of         % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors.

Shares issued under our 2012 Plan may be authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2012 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will become available for future grant under our 2012 Plan. Additionally, shares issued pursuant to stock awards under our 2012 Plan that we repurchase or that are forfeited, as well as shares reacquired by us as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under our 2012 Plan.

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer our 2012 Plan. We expect that our board of directors will delegate its authority to administer our 2012 Plan to our compensation committee under the terms of the compensation committee’s charter. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees other than officers to receive stock options or other stock rights and (ii) determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2012 Plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock at the date of grant, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under our 2012 Plan.

The administrator has the power to modify outstanding awards under our 2012 Plan. Subject to the terms of our 2012 Plan, the administrator has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Terms of Awards. No more than                  shares may be issued under the 2012 Plan as incentive stock options. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value.

The administrator may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase at the exercise price, that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2012 Plan will be ten years, except that incentive stock options granted to 10% stockholders will have a maximum term of five years.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to us.

Stock appreciation rights provide for payment in cash or shares of our common stock to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service and/or performance, and therefore not be issued in exchange for cash.

Awards granted under our 2012 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee.

Section 162(m) Limits. No participant may be granted stock awards covering more than             shares of our common stock under our 2012 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than             shares of our common stock or a performance cash award having a maximum value in excess of $        under our 2012 Plan. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Performance Awards. Our 2012 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of specified pre-established performance goals during a designated performance period.

Corporate Transactions. Our 2012 Plan provides that in the event of a specified corporate transaction, including without limitation a consolidation, merger, or similar transaction involving our company, the sale, lease or other disposition of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, or a sale or disposition of at least 50% of the shares of outstanding capital stock of our company, the administrator will determine how to treat each outstanding stock award. The administrator may:

•	arrange for the assumption, continuation or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us; or

•	cancel the stock award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock award.

The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The administrator may take different actions with respect to the vested and unvested portions of a stock award.

Change in Control. The administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. In the absence of such a provision, no such acceleration of the stock award will occur.

Plan Amendment or Termination. Our board has the authority to amend, suspend, or terminate our 2012 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2012 Plan.

2012 Employee Stock Purchase Plan

We expect that our board will adopt and our stockholders will approve prior to the closing of this offering, our 2012 Employee Stock Purchase Plan, or our 2012 ESPP. We do not expect to grant purchase rights under our 2012 ESPP until after the closing of this offering.

The maximum number of shares of our common stock that may be issued under our 2012 ESPP is             shares. Additionally, the number of shares of our common stock reserved for issuance under our 2012 ESPP will automatically increase on January 1 of each year, beginning on January 1 of the year after the closing of this offering and ending on and including January 1, 2022, by the lesser of (i)     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (ii)             shares of or (iii) such lesser number of shares of common stock as determined by our board of directors. Shares subject to purchase rights granted under our 2012 ESPP that terminate without having been exercised in full will become available for future issuance our 2012 ESPP.

Our board of directors, or a duly authorized committee thereof, will administer our 2012 ESPP. We expect that our board of directors will delegate its authority to administer our 2012 ESPP to our compensation committee under the terms of the compensation committee’s charter.

Employees, including executive officers, of ours or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our 2012 ESPP, as determined by the administrator: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar years or (ii) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2012 ESPP if such employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our common stock, or (ii) holds rights to purchase stock under our 2012 ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Our 2012 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2012 ESPP.

Our 2012 ESPP permits participants to purchase shares of our common stock through payroll deductions up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

A participant may not transfer purchase rights under our 2012 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2012 ESPP.

In the event of a specified corporate transaction, such as our merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Our board of directors has the authority to amend, suspend or terminate our 2012 ESPP, at any time and for any reason. Our 2012 ESPP will remain in effect until terminated by our board of directors in accordance with the terms of the 2012 ESPP or until the date that is 20 years from the date our 2012 ESPP was adopted by our board of directors.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer up to 100% of their eligible compensation subject to applicable annual limits set pursuant to the Code. We do not match any contributions made by our employees. We intend for the 401(k) plan to qualify, depending on the employee’s election, under Code Section 401 so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan, or under Code Section 402A so that contributions by employees to the 401(k) plan are taxable as income, but qualifying withdrawals and income earned on those contributions are not taxable to employees.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered or plan to enter into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of our directors and executive officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change-in-control arrangements and indemnification arrangements discussed above under “Executive Compensation” the following is a description of each transaction since January 1, 2009 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Loan to Dilip DaSilva

On December 10, 2008, we issued a 2.97% Non-Recourse Secured Promissory Note to Dilip DaSilva, our Chief Executive Officer and director, in the amount of $250,000 due December 10, 2012. The aggregate amount of principal and interest outstanding on this loan at December 31, 2011 was $273,000. This note remained outstanding until it was repaid in full on February 17, 2012, including accrued interest.

Housatonic Partners Tender Offer

In August and September 2010, Housatonic Equity Investors IV, L.P. and Housatonic Equity Affiliates IV, L.P. (“Housatonic”) purchased a total of 5,050,866 shares of our common stock at a purchase price of $1.20 per share pursuant to a tender offer made to then-current employees and former employees. Mr. Rettig, directly and through trusts of which he is a trustee for certain family members, sold an aggregate of 375,000 shares of our common stock to Housatonic pursuant to this offer. In connection with this tender offer, on August 24, 2010, we entered into a letter agreement with Housatonic, pursuant to which we are obligated to provide Housatonic with certain financial information on an annual and quarterly basis. Our obligations pursuant to the letter agreement will terminate upon the closing of this offering.

Executive Compensation and Employment Arrangements and Stock Option Grants

Please see “Executive Compensation — Employment Agreements and Change of Control Arrangements” for information on compensation arrangements with our executive officers. Certain stock option grants to our directors and executive officers are described in this prospectus under the captions “Management — Director Compensation” and “Executive Compensation.”

Indemnification of Directors and Officers

Please see “Executive Compensation — Limitation of Liability and Indemnification of Directors and Officers” for information on our indemnification arrangements with our directors and executive officers.

Stock Option Repricing

In August 2010, our board of directors approved an offer to amend certain stock options granted under our 2000 Plan to then-current employees who were previously granted options with exercise prices above $1.31 per share. As a result, we repriced downward unexercised shares for optionees who accepted the offer to reprice at the per share fair market value of our common stock of $1.31 as of the date of the amendment. Pursuant to this amendment, Mr. Rettig’s 300,000 stock options granted on March 13, 2008 and Mr. Saldanha’s 75,000 options granted on March 31, 2007 and 250,000 options granted on March 13, 2008 were repriced.

Review, Approval or Ratification of Transactions with Related Parties

We intend to adopt a policy stating that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters) must be reviewed and approved or ratified by the governance and nominating committee, unless the related party is, or is associated with, a member of such committee, in which event such transaction must be reviewed and approved by the audit committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of December 31, 2011 by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2011 are deemed to be outstanding and to be beneficially owned by the person holding the options or shares of restricted stock for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock before this offering is based on 53,309,844 shares of our common stock outstanding on December 31, 2011. Percentage ownership of our common stock after the offering also assumes our sale of              shares in this offering. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Exponential Interactive, Inc., 2200 Powell Street, Suite 600, Emeryville, CA 94608.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Number of Shares Offered	Shares Beneficially Owned After the Offering		Number of Shares to be Sold if Underwriters’ Option is Exercised in Full	Shares Beneficially Owned After the Offering if Underwriters’ Option is Exercised in Full
	Shares	Percentage		Shares	Percentage		Shares	Percentage
Five percent security holders:

Housatonic Partners (1)	5,050,866	9.47%
The DaSilva Family Trust (2)	2,721,940	5.11%
Directors and named executive officers:
Dilip DaSilva	39,928,000	74.90%
John R. Rettig (3)	833,332	1.55%
Marvin Tseu (4)	643,749	1.19%
Alexander Saldanha (5)	755,207	1.40%
Kesa Tsuda	—	*
Steven Cakebread	—	*
John Farrell	—	*
Robert Goldberg	—	*
Dennis Wolf	—	*
All executive officers and directors as a group (9 persons) (6)	42,160,288	76.24%
Other selling stockholders (7)

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.
(1)

Represents 222,584 shares held by Housatonic Equity Affiliates IV, L.P. and 4,828,282 shares held by Housatonic Equity Investors IV, L.P. Housatonic Equity Partners IV, LLC, a Delaware limited liability company, is the General Partner of Housatonic Equity

Affiliates IV, L.P. and Housatonic Equity Investors IV, L.P. No individual person or entity has the unilateral ability to cause or block the voting or disposition of any Housatonic-associated entity described in this footnote. The address of Housatonic Equity Affiliates IV, L.P. and Housatonic Equity Investors IV, L.P. is 44 Montgomery Street, Suite 4010, San Francisco, California 94104.
(2)	Consists of 2,721,940 shares of common stock held of record by Rui A. DaSilva and Marjorie DaSilva, Trustees of the DaSilva Family Trust, a revocable trust, dated August 6, 2004. Rui A. DaSilva and Marjorie DaSilva are the parents of Dilip DaSilva, our Chief Executive Officer. Dilip DaSilva has no voting or investment power over the shares held in the DaSilva Family Trust.
(3)	Represents 225,000 shares held by Mr. Rettig and 608,332 shares subject to options held by Mr. Rettig that are exercisable within 60 days of December 31, 2011.
(4)	Represents 643,749 shares subject to options held by Mr. Tseu that are exercisable within 60 days of December 31, 2011.
(5)	Represents 15,625 shares held by Mr. Saldanha and 739,582 shares subject to options held by Mr. Saldanha that are exercisable within 60 days of December 31, 2011.
(6)	Represents 40,168,625 shares held by our directors and officers as a group, and 1,991,663 shares subject to options that are exercisable within 60 days of December 31, 2011 that are held by our directors and officers as a group.
(7)	Represents shares held by selling stockholders, no one of whom owns more than 1% of our outstanding shares of common stock or is selling more than shares.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of              shares of common stock, $0.00001 par value per share, and              shares of undesignated preferred stock, $0.00001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws that will be in effect upon the closing of this offering, which will be included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common Stock

As of December 31, 2011, there were 53,309,844 shares of our common stock outstanding, including 750,000 shares of unvested restricted stock, held by 75 stockholders of record, and no shares of preferred stock outstanding. After this offering, there will be              shares of our common stock outstanding, or              shares if the underwriters exercise in full their option to purchase additional shares of common stock in this offering.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our restated certificate of incorporation that will be in effect upon the closing of this offering, which means that the holders of a majority of our voting shares can elect all of the directors then standing for election.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully Paid and Nonassessable

All outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders.

Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of our preferred stock.

Other Rights to Purchase Securities

Under the Agreement and Plan of Merger that we entered into to complete the AdoTube acquisition, we are required to issue up to 534,287 shares of our common stock, contingent on the continued employment of the two former stockholders of AdoTube through December 31, 2013 and AdoTube achieving specified revenue and EBITDA targets in 2012 and 2013.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws that will be in effect upon the closing of this offering may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Restated Certificate of Incorporation and Restated Bylaw Provisions

We anticipate that our restated certificate of incorporation and our restated bylaws that will be in effect upon the closing of this offering will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Board of directors vacancies. Our restated certificate of incorporation and restated bylaws that will be in effect upon the closing of this offering will authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified board. Our restated certificate of incorporation and restated bylaws will provide that our board is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•

Stockholder action; special meeting of stockholders. We anticipate that our restated certificate of incorporation that will be in effect upon the closing of this offering will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our restated bylaws that will be in effect upon the closing of this offering will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

•

Advance notice requirements for stockholder proposals and director nominations. Our restated bylaws that will be in effect upon the closing of this offering will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws that will be in effect upon the closing of this offering also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•

Issuance of undesignated preferred stock. After the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Listing

We intend to apply for listing of our common stock on                      under the symbol “EXPN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of December 31, 2011, we will have             shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining outstanding shares of our common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition,                      of our security holders have entered into lock-up agreements with the underwriters under which they agreed, subject to specific exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of                     , 2012, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market; and

•	beginning 90 days after the date of this prospectus, additional shares will become eligible for sale in the public market and freely tradeable under Rule 144.

•

beginning 180 days after the date of this prospectus,             additional shares will become eligible for sale in the public market, of which             shares will be freely tradable under Rule 144 and,             shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below, and the remaining             shares will be held by non-affiliates and subject to the public information requirements of Rule 144.

Lock-Up Agreements

We, all of our directors and officers and holders of             % of our common stock are subject to lock-up agreements that, subject to certain exceptions, prohibit us from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock options to acquire shares of our common stock or any security or instrument related to this common stock or option for a period of at least 180 days following the date of this prospectus without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The 180-day restricted period described above is subject to extension such that if either (i) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news, or a material event relating to us occurs or (ii) prior to the expiration of such lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates who have beneficially owned restricted shares of our common stock for at least six months are entitled to sell those shares upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale notice and current public information requirements.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will be subject to volume limitations applicable to affiliates under Rule 144 and vesting restrictions and will not be eligible for resale until expiration of the lock up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed at any time, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and, except to the limited extent below, estate tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

•	certain former citizens or long-term residents of the United States;

•	a “controlled foreign corporation” or “passive foreign investment company”;

•	a corporation that accumulates earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who acquired our common stock as compensation for services;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder that is neither a partnership nor any of the following:

•	an individual citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has a valid election to be treated as a U.S. person.

An individual other than a U.S. citizen may be a resident of the United States by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Non-citizen U.S. residents are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income and estate tax consequences of ownership and disposition of our common stock.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a non-taxable return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock taxed in the same manner as described in the section titled “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders — Gain on Disposition of Common Stock.”

Subject to the discussion below regarding recent legislative withholding updates, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. To receive a reduced treaty rate, you must provide us or our paying agent with an IRS Form W-8BEN or suitable substitute properly certifying qualification for the reduced rate. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. If you hold the stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent. Your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty between the United States and your country of residence, attributable to a permanent establishment maintained by you in the United States or, in the case of an individual under certain treaties, a fixed base maintained by you in the United States) are exempt from such withholding tax. To obtain this exemption, you must provide us with an IRS Form W-8ECI or suitable substitute properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. You should consult your tax advisor regarding your entitlement to benefits under a relevant income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund or credit of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

Gain on Disposition of Common Stock

Subject to the discussions below regarding backup withholding and legislation affecting taxation of our common stock held by or through foreign entities, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty between the United States and your country of residence, the gain is attributable to a permanent establishment maintained by you in the United States or, in the case of an individual under certain treaties, a fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock

In general, we would be a USRPHC if interests in United States real estate comprised at least half of our assets. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the period described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may also be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax or such reduced rate as may be specified by an applicable income tax treaty on the amount by which your U.S.-source gains from the sale or exchange of capital assets exceed your U.S.-source losses from the sale or exchange of capital assets for the year. You should consult any applicable income tax or other treaties between the United States and your country of residence that may provide for different rules.

Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock is considered property with a U.S. situs, and thus any such common stock held (or treated as such) by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty between the United States and such holder’s country of residence provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any, regardless of whether withholding is reduced or eliminated by an applicable tax treaty. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or other applicable form. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

•

if the proceeds are paid to or through the U.S. office of a broker (U.S. or non-U.S.), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption;

•	if the proceeds are paid to or through a non-U.S. office of a broker that is not a “U.S. person,” they will generally not be subject to backup withholding or information reporting; or

•

if the proceeds are paid to or through a non-U.S. office of a broker that is (1) a U.S. person, (2) a non-U.S. person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business or (3) a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Affecting Taxation of Our Common Stock Held by or through Foreign Entities

Legislation enacted in 2010, the Foreign Account Tax Compliance Act (FATCA), which will be phased in beginning on January 1, 2014, generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to certain foreign financial institutions (as specially defined for purposes of these rules), and other non-U.S. entities that fail to comply with information reporting requirements in respect of their direct and indirect U.S. owners and/or U.S. account holders. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult the prospective investor’s own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives (the “Representatives”) of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

RBC Capital Markets, LLC

ThinkEquity LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The Representatives have advised us and the selling stockholders that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we and some of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to          additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors and holders of         % of our common stock have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the Representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The Representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the

Representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to apply to have our shares listed on the          under the symbol “EXPN.”

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Us		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

We and the selling stockholders estimate that our respective portions of the total expenses of this offering will be $         and $        .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market after the distribution has been completed to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the                     , in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past, and may, from time to time, in the future, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of that common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Davis Polk  & Wardwell LLP, Menlo Park, California, is acting as counsel to the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2010 and 2011, and for each of the three years in the period ended December 31, 2011, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

BDO USA, LLP, an independent registered public accounting firm, has audited the consolidated financial statements of New Wave Media Inc. at December 31, 2010, and for the year ended December 31, 2010, as set forth in their report. We have included the New Wave Media Inc. financial statements in the prospectus in reliance on BDO USA, LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, and any other materials we file with the SEC, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Exponential Interactive, Inc.

We have audited the accompanying consolidated balance sheets of Exponential Interactive, Inc. as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Exponential Interactive, Inc. at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California

March 16, 2012

EXPONENTIAL INTERACTIVE, INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	As of December 31,
	2010	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,505	$14,263
Accounts receivable, net of allowance for doubtful accounts of $350 and $288 as of December 31, 2010 and 2011	40,189	53,330
Prepaid expenses and other current assets	1,297	5,466
Deferred tax assets	878	1,743

Total current assets	50,869	74,802
Property and equipment, net	3,120	6,355
Intangible assets, net	5,185	12,295
Goodwill	14,178	25,607
Deferred tax assets	1,618	—
Other assets	1,014	2,611

TOTAL ASSETS	$75,984	$121,670

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$4,960	$9,822
Accrued digital media content provider payments	15,356	16,907
Accrued compensation and related expenditures	2,896	3,900
Capital lease obligations	654	1,576
Other current liabilities	2,280	6,543

Total current liabilities	26,146	38,748
Long-term debt	—	13,400
Capital lease obligations	862	1,555
Deferred tax liabilities	—	3,399
Other liabilities	96	6,755

TOTAL LIABILITIES	27,104	63,857

Commitments and Contingencies (Note 8)
STOCKHOLDERS’ EQUITY:
Common stock, $0.00001 par value — 100,000,000 shares authorized; 52,661,256 and 52,717,006 shares issued as of December 31, 2010 and 2011; 52,504,094 and 52,559,844 shares outstanding as of December 31, 2010 and 2011	1	1
Additional paid-in capital	15,009	17,470
Treasury stock	(367)	(367)
Retained earnings	34,250	41,134
Accumulated other comprehensive loss	(13)	(425)

TOTAL STOCKHOLDERS’ EQUITY	48,880	57,813

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$75,984	$121,670

The accompanying notes are an integral part of these consolidated financial statements.

EXPONENTIAL INTERACTIVE, INC.

Consolidated Statements of Income

(In thousands, except share and per share data)

	Years Ended December 31,
	2009	2010	2011
Revenues	$92,560	$125,268	$169,082
Cost of revenues	55,436	71,988	95,848

Gross profit	37,124	53,280	73,234
Operating expenses:
Sales and marketing	20,060	28,688	42,179
Product development	3,434	4,680	5,304
General and administrative	5,482	7,615	10,360
Amortization of intangible assets	1,073	1,045	1,189

Total operating expenses	30,049	42,028	59,032

Operating income	7,075	11,252	14,202
Other income (expense), net:
Interest expense	(852)	(448)	(512)
Interest and other income (expense), net	(589)	(948)	(1,543)

Total other income (expense), net	(1,441)	(1,396)	(2,055)

Income before provision for income taxes	5,634	9,856	12,147
Provision for income taxes	2,623	4,485	5,263

Net income	$3,011	$5,371	$6,884

Net income attributable to common stockholders:
Basic	$2,953	$5,279	$6,787

Diluted	$2,953	$5,280	$6,789

Net income per share attributable to common stockholders:
Basic	$0.06	$0.10	$0.13

Diluted	$0.06	$0.10	$0.13

Weighted-average shares used in computing net income per share attributable to common stockholders:
Basic	51,190,410	51,682,476	52,510,727

Diluted	51,885,242	52,159,078	53,802,990

The accompanying notes are an integral part of these consolidated financial statements.

EXPONENTIAL INTERACTIVE, INC.

Consolidated Statements of Comprehensive Income

(In thousands)

	Years Ended December 31,
	2009	2010	2011
Net income	$3,011	$5,371	$6,884

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	40	66	(412)

Other comprehensive income (loss)	40	66	(412)

Comprehensive income	$3,051	$5,437	$6,472

The accompanying notes are an integral part of these consolidated financial statements.

EXPONENTIAL INTERACTIVE, INC.

Consolidated Statements of Stockholders’ Equity

(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance as of December 31, 2008	51,117,555	$1	$10,223	$(367)	$25,868	$(119)	$35,606
Net income	—	—	—	—	3,011	—	3,011
Other comprehensive income, net of tax	—	—	—	—	—	40	40
Issuance of common stock	21,354	—	12	—	—	—	12
Vesting of restricted stock related to awards early exercised	66,664	—	5	—	—	—	5
Tax deficiency from equity incentive plans	—	—	(74)	—	—	—	(74)
Stock-based compensation	—	—	1,536	—	—	—	1,536

Balance as of December 31, 2009	51,205,573	1	11,702	(367)	28,879	(79)	40,136
Net income	—	—	—	—	5,371	—	5,371
Other comprehensive income, net of tax	—	—	—	—	—	66	66
Issuance of common stock	1,048,521	—	485	—	—	—	485
Vesting of restricted stock related to awards early exercised	250,000	—	1	—	—	—	1
Stock-based compensation	—	—	2,821	—	—	—	2,821

Balance as of December 31, 2010	52,504,094	1	15,009	(367)	34,250	(13)	48,880
Net income	—	—	—	—	6,884	—	6,884
Other comprehensive income (loss), net of tax	—	—	—	—	—	(412)	(412)
Issuance of common stock	55,750	—	50	—	—	—	50
Stock-based compensation	—	—	2,411	—	—	—	2,411

Balance as of December 31, 2011	52,559,844	$1	$17,470	$(367)	$41,134	$(425)	$57,813

The accompanying notes are an integral part of these consolidated financial statements.

EXPONENTIAL INTERACTIVE, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,011	$5,371	$6,884
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,443	1,363	2,150
Amortization of intangible assets	2,622	2,594	3,313
Amortization of debt issuance costs	223	223	63
Stock-based compensation	1,639	2,828	2,374
Fair value remeasurement on interest rate swap agreement	(498)	—	—
Provision for doubtful accounts	(94)	140	(62)
Deferred income taxes	(70)	(692)	1,352
Tax deficiency from equity incentive plans	(74)	—	—
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	(2,193)	(18,034)	(9,802)
Prepaid expenses and other current assets	1,737	221	(4,092)
Accounts payable and accrued liabilities	(32)	1,932	2,334
Accrued digital media content provider payments	(364)	6,214	1,551
Accrued compensation and related expenditures	277	1,010	(148)
Other current liabilities	(573)	1,593	4,194
Other assets and liabilities	115	(461)	(933)

Net cash provided by operating activities	7,169	4,302	9,178

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(273)	(1,352)	(2,050)
Capitalization of software development costs	—	—	(538)
Acquisition of business, net of cash acquired	—	—	(12,765)

Net cash used in investing activities	(273)	(1,352)	(15,353)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of principal on capital lease obligations	(611)	(664)	(1,078)
Borrowings on revolving credit facility	3,500	—	13,400
Repayment of revolving credit facility	—	(5,000)	—
Repayment of term loan	(21,250)	—	—
Repayment of note payable	(3,500)	—	—
Proceeds from issuance of common stock	12	485	50

Net cash (used in) provided by financing activities	(21,849)	(5,179)	12,372

Effect of exchange rate changes on cash and cash equivalents	10	21	(439)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,943)	(2,208)	5,758

CASH AND CASH EQUIVALENTS — Beginning of year	25,656	10,713	8,505

CASH AND CASH EQUIVALENTS — End of year	$10,713	$8,505	$14,263

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$1,146	$225	$264

Cash paid for income taxes, net of refunds	$1,171	$4,861	$5,944

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Guaranteed deferred payments related to acquisition	$—	$—	$5,968

Assets acquired under capital lease	$225	$1,708	$2,693

The accompanying notes are an integral part of these consolidated financial statements.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2009, 2010 and 2011

1. Organization and Summary of Significant Accounting Policies

Organization

Exponential Interactive, Inc. is a Delaware corporation. We are headquartered in Emeryville, California and have subsidiaries located throughout the world, including in the United Kingdom, Spain, Australia and India. We are a leading global provider of advertising intelligence and digital media solutions to brand advertisers. We have developed an end-to-end solution that enables brand advertisers to learn about their optimal consumer audience, reach and engage that audience with emotive advertising and then analyze and refine their marketing campaigns.

We operate on a global basis primarily under the Tribal Fusion brand name. In April 2006, we began operations of our wholly-owned Indian subsidiary, Tribal Fusion R&D Pvt Ltd, primarily as an operations center. In 2009, we incorporated new wholly-owned subsidiaries in the United Kingdom, Australia and India. In 2010 and 2011, we incorporated new wholly-owned subsidiaries in Singapore, Spain, France, Germany and Switzerland. These subsidiaries focus mainly on sales and marketing activities.

In September 2011, we acquired New Wave Media Inc., a company doing business as AdoTube. As a result of the acquisition, AdoTube became our wholly-owned subsidiary. AdoTube has a wholly-owned subsidiary in Ukraine, New Wave Media Ukraine, Inc., which performs research and development efforts. AdoTube’s results are included prospectively in the accompanying consolidated financial statements after the acquisition date.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The accompanying consolidated financial statements include the accounts of Exponential Interactive, Inc. and our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Subsequent Events

We evaluated subsequent events through March 16, 2012, the date our consolidated financial statements were issued.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Those management estimates include, but are not limited to, revenue recognition, allowance for doubtful accounts, deferred income taxes, stock-based compensation, goodwill and intangible assets and contingent liabilities. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, and those differences could be material to the consolidated financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. We maintain our cash and cash equivalents and restricted

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

cash with various domestic and foreign financial institutions of high credit quality. We perform periodic evaluations of the relative credit standing of all of the aforementioned institutions. From time to time, our cash balances with domestic financial institutions may exceed Federal Deposit Insurance Corporation insurance limits.

Our accounts receivable are derived from advertising contracts with a large number of customers primarily located in the markets in which we have a physical presence. We perform ongoing credit evaluations of our customers to assess the probability of accounts receivable collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history and review of the invoicing terms of the contract. We generally do not require collateral. We maintain reserves for potential credit losses on customer accounts when deemed necessary. Actual credit losses to date have been within management’s expectations.

Interest Rate Swap Agreement

Through October 2009, we utilized an interest rate swap agreement to mitigate our exposure to variable interest rates on our long-term debt. We did not designate the interest rate swap agreement under cash flow or fair value hedge accounting. The interest rate swap agreement was recorded at fair value in other liabilities in our consolidated balance sheets and remeasured at the end of each reporting period until it matured. For the year ended December 31, 2009, we recognized a remeasurement gain of $0.5 million in interest expense in the accompanying consolidated statements of income.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and long-term debt. Cash equivalents and restricted cash are stated at amortized cost, which approximated fair value as of the balance sheet dates, due to the short period of time to maturity. Accounts receivable, accounts payable and accrued expenses are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment. Long-term debt is stated at the carrying value as the stated interest rate approximates market rates currently available to us. As of December 31, 2010 and 2011, we have not elected the fair value option for any financial assets and liabilities for which such an election would have been permitted.

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level I — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II — Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

Level III — Unobservable inputs that are supported by little or no market data for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments consist of Level I assets. Level I assets include highly liquid money market funds and overnight investments that are included in cash and cash equivalents and a time deposit that is included in restricted cash.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash on hand, money market accounts and overnight investments. Interest is accrued as earned.

Restricted Cash

Restricted cash represents a security deposit for a facility lease and consists of a time deposit with a domestic financial institution. Restricted cash is included in other assets in the accompanying consolidated balance sheets.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of any allowance for doubtful accounts, and do not bear interest. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible accounts, which is recorded based upon a detailed review of all outstanding invoices, including the number of days that receivables are outstanding, historical and expected loss patterns and an evaluation of the potential risk associated with delinquent accounts.

Concentration of Revenues and Accounts Receivable

Significant customers are those which represent more than 10% of our total revenues or gross accounts receivable balance at each balance sheet date. For the years ended December 31, 2009, 2010 and 2011, we did not have any customers that accounted for 10% or more of our total revenues. In addition, as of December 31, 2010 and 2011, we did not have any customers that accounted for 10% or more of our total accounts receivable.

Property and Equipment, net

Property and equipment, net including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years.

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the respective assets or the property lease terms, which range up to five years. Upon the retirement or disposition of property and equipment, the related costs and accumulated depreciation is removed and any related gain or loss is recorded in the consolidated statements of income. We capitalize expenditures for replacements and betterments and expense amounts for maintenance and repairs as they are incurred.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

Intangible Assets

Intangible assets consist of identifiable intangible assets, including distributor relationships, trade name, trademarks, developed technology, customer relationships and non-compete agreements, resulting from our acquisitions. Intangible assets are recorded at fair value, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from two to six years. Amortization expense is included as a component of cost of revenues and operating expenses in the accompanying consolidated statements of income.

Goodwill

Goodwill represents the excess of the purchase price of an acquired entity over the fair value of the net tangible and intangible assets acquired. Goodwill is not amortized.

Impairment of Goodwill

We perform our annual impairment test of goodwill during the fourth quarter of each fiscal year or whenever events or circumstances change that would indicate that goodwill might be impaired. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or cause a significant decrease in expected cash flows.

We have determined that we have only one reporting unit. In conducting our impairment test, we must first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. If, after assessing the qualitative factors, we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, we must then perform a two-step impairment test, whereby in the first step, we compare the estimated fair value of the reporting unit with the reporting unit’s carrying amount, including goodwill. If the carrying amount exceeds its fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment, if any. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying value of that goodwill. Any excess of the goodwill carrying value over the implied fair value is recognized as an impairment loss. No impairment of goodwill was identified for the years ended December 31, 2009, 2010 and 2011.

Impairment of Long-Lived Assets

The carrying amounts of our long-lived assets, including property and equipment and intangible assets subject to depreciation and amortization, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. We have observed no indicators of impairment for the years ended December 31, 2009, 2010 and 2011.

Revenue Recognition

We recognize revenues when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the services or products will be provided;

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

(2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. We consider a signed agreement, a binding insertion order, a third-party commission statement or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including the creditworthiness of a customer and transaction history.

We generate revenues primarily from the sale of display and video advertising delivered across a variety of third-party owned digital media content provider properties for marketing campaigns that generally range between 30 and 90 days. Revenues from agreements based on impressions are recognized as the impressions are delivered. Revenues from agreements based on user engagements or actions are recognized when a user engagement or action occurs. We also enter into arrangements in which we receive referral revenue from advertisers on our wholly-owned website, Techbargains.com. We recognize referral revenue as earned.

We recognize revenues as a principal based upon a variety of factors, including acting as the primary obligor in the arrangement, performing a significant portion of the services, setting the pricing and retaining the credit risk. Accordingly, in the period advertising services are delivered, revenues are recognized on a gross basis and the corresponding third-party digital media content provider expenses are recognized and recorded as a component of cost of revenues.

Revenue Recognition for Multiple-Element Arrangements

We enter into arrangements with customers to deliver marketing campaigns that include multiple media advertisements within the same time period or within close proximity of one another. Because we had not yet established the fair value for each deliverable and our agreements contain mid-campaign cancellation clauses, revenues prior to January 1, 2011 were recognized as the lower of revenues calculated on a time-based straight-line basis over the term of the contract or revenues earned on the delivered media advertisement and priced as specified on the applicable insertion order.

Effective January 1, 2011, we adopted new authoritative guidance on multiple element arrangements using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, we allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence (VSOE) if available; (2) third-party evidence (TPE) if VSOE is not available; and (3) best estimate of selling price (BESP) if neither VSOE nor TPE is available. BESP is generally used to allocate the selling price to deliverables in our multiple element arrangements as we have not historically been able to establish selling prices based on VSOE or TPE. The adoption of this recent authoritative guidance did not have a material impact on our consolidated financial statements.

Cost of Revenues

Cost of revenues consists primarily of amounts due to third-party digital media content providers for the placement of advertising on their properties. Cost of revenues also includes personnel costs, depreciation and amortization on our ad-serving hardware and software, third-party data acquisition costs and ad verification and ad-serving fees related to our revenue-generating eX Advertising Intelligence Platform. Additionally, cost of revenues includes amortization of intangible assets acquired by us and used in our revenue-generating efforts. We are obligated to make payments to digital media content providers for the period in which advertising impressions are delivered or during which user engagements or actions have occurred, which correspond to the period in which the revenues are recognized.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

Advertising Costs

Advertising costs are expensed to sales and marketing expenses as incurred in the accompanying consolidated statements of income. Advertising costs were $0.2 million for each of the years ended December 31, 2009, 2010 and 2011.

Product Development Expenses

We incur product development expenses primarily relating to the development and enhancement of our eX Advertising Intelligence Platform. These expenses consist of personnel, information technology, consulting and facility-related costs. Product development expenses also include amortization of capitalized internal software development costs.

Software Development Costs

We capitalize the costs to develop software for our ad-serving technology and other internal uses when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed. Costs incurred for upgrades and enhancements that are considered probable of resulting in additional functionality are capitalized. Any capitalized costs would be amortized to expense on a straight-line basis over their expected lives. We capitalized $0.6 million in software development costs, including stock-based compensation, for the year ended December 31, 2011. Once placed into service, we amortize these costs over a period of three years. Prior to 2011, costs incurred during the application development stage were insignificant and were expensed as incurred.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and filing fees related to the initial public offering are capitalized. The deferred offering costs will be offset against proceeds from the initial public offering upon the effectiveness of the offering. In the event the offering is terminated, all capitalized deferred offering costs will be expensed. As of December 31, 2011, we have capitalized $1.6 million of deferred offering costs which are included in other assets in the accompanying consolidated balance sheets. No amounts were deferred as of December 31, 2010.

Stock-Based Compensation

Compensation expense related to stock option and restricted stock grants made to employees are calculated based on the fair value of all of our stock-based awards on the date of grant, net of estimated forfeitures. We determine the grant date fair value of our awards using the Black-Scholes option-pricing model and the related stock-based compensation is recognized on a straight-line basis, over the period in which an employee is required to provide service in exchange for the stock-based award, which is generally four years.

For stock-based awards issued to non-employees, including consultants, we record expense related to stock options based on the fair value of the options calculated using the Black-Scholes option-pricing model over the service performance period. The fair value of options granted to non-employees is remeasured over the vesting period and recognized as an expense over the period the services are rendered.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

We recognize a benefit from stock-based compensation in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to us have been utilized. In addition, we account for the indirect effects of stock-based compensation on other tax attributes, such as the research tax credit, through the statements of income.

Income Taxes

We account for income taxes using an asset and liability approach to record deferred taxes. Our deferred income tax assets represent temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities that will result in deductible amounts in future years. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws are not anticipated. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in the respective tax jurisdictions. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in the income tax provision in the accompanying consolidated statements of income.

Employee 401(k) Plan

We have a qualified contributory savings plan under Section 401(k) of the Code covering substantially all of our U.S. employees. Our 401(k) plan is designed to provide tax-deferred retirement benefits in accordance with the provisions of Section 401(k) of the Code. Eligible employees may defer up to 100% of their eligible compensation up to the annual maximum as determined by the Internal Revenue Service. Our contributions to the plan are discretionary. For the years ended December 31, 2009, 2010 and 2011 we did not make any contributions to the plan.

Foreign Currency

Our foreign subsidiaries primarily use the local currency as their functional currency. The assets and liabilities of the subsidiaries are, therefore, translated into U.S. dollars at exchange rates in effect at each balance sheet date. Revenues and expense accounts are translated at weighted-average monthly exchange rates during the period. Translation adjustments are accumulated as a separate component of accumulated other comprehensive income (loss) within stockholders’ equity. During the years ended December 31, 2009, 2010 and 2011, our cumulative foreign currency translation adjustments constituted our sole component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses resulting from or expected to result from transactions denominated in a currency other than the functional currency are recognized in other income (expense), net in the accompanying consolidated statements of income.

Segment Information

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by our Chief Operating Decision Maker (CODM) in deciding how to allocate resources and assessing performance. Our CODM is our Chief Executive Officer.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

We operate in one operating segment. Our CODM manages our operations on a consolidated basis for purposes of allocating resources. The CODM reviews financial information presented on a consolidated basis, accompanied by information about revenue by product line and geographic region for purposes of allocating resources and evaluating financial performance.

Net Income per Share of Common Stock

Basic net income per share attributable to common stockholders is computed by dividing net income attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share attributable to common stockholders is computed by dividing diluted net income attributable to common stockholders by the weighted-average number of common shares outstanding during the period, including potential dilutive common shares assuming the dilutive effect of outstanding stock options. Undistributed earnings are re-allocated to reflect the potential impact of dilutive securities, including stock options, in computing diluted net income attributable to common stockholders.

We compute net income per share attributable to common stockholders using the two-class method required for participating securities. We consider unvested restricted shares to be participating securities. All participating securities are excluded from the calculation of basic and diluted weighted-average common shares outstanding. In accordance with the two-class method, earnings allocated to unvested restricted shares, which include participation rights in undistributed earnings, are subtracted from net income to determine net income attributable to common stockholders.

Recently Issued and Adopted Accounting Standards

In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update or ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used and the activity in Level III fair value measurements. We adopted ASU 2010-06 on January 1, 2011 and the adoption did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (Topic 805) — Business Combinations, to improve consistency in how the pro forma disclosures are calculated. Additionally, ASU 2010-29 enhances the disclosure requirements and requires description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to a business combination. We adopted ASU 2010-29 on January 1, 2011 and the adoption did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220) — Presentation of Comprehensive Income, that changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We early adopted ASU 2011-05 on December 31, 2011 and the adoption did not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, Goodwill and Other (Topic 350) — Testing Goodwill for Impairment, to reduce the cost and complexity of the annual goodwill impairment test by providing

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. We early adopted ASU 2011-08 on October 1, 2011, and the adoption did not have a material impact on our consolidated financial statements.

2. Fair Value Measurement

We measure and report our cash equivalents and restricted cash at fair value. The following table sets forth the fair value of our financial assets by level within the fair value hierarchy:

	As of December 31, 2010
	Level I	Level II	Level III	Total
	(In thousands)
Financial Assets:
Money market accounts	$1,300	$—	$—	$1,300
Overnight investments	5,924	—	—	5,924
Time deposit	131	—	—	131

Total financial assets	$7,355	$—	$—	$7,355

	As of December 31, 2011
	Level I	Level II	Level III	Total
	(In thousands)
Financial Assets:
Money market accounts	$1,301	$—	$—	$1,301
Overnight investments	8,743	—	—	8,743
Time deposit	132	—	—	132

Total financial assets	$10,176	$—	$—	$10,176

Gross unrealized gains or losses for cash equivalents for the years ended December 31, 2009, 2010 and 2011 were not material.

3. Consolidated Balance Sheet Components

Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	As of December 31,
	2010	2011
	(In thousands)
Cash	$1,281	$4,219
Money market accounts	1,300	1,301
Overnight investments	5,924	8,743

Total cash and cash equivalents	$8,505	$14,263

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

Allowance for Doubtful Accounts

The allowance for doubtful accounts consists of the following activity:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Allowance for doubtful accounts, beginning balance	$304	$210	$350
Charged to costs and expenses	256	739	256
Recoveries	(129)	(69)	(116)
Deductions (write-offs)	(221)	(530)	(202)

Allowance for doubtful accounts, ending balance	$210	$350	$288

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2010	2011
	(In thousands)
Tax receivables	$864	$3,941
Prepaid expenses	234	758
Related party note receivable	—	273
Other current assets	199	494

Total prepaid and other current assets	$1,297	$5,466

Property and Equipment, Net

Property and equipment, net consist of the following:

	As of December 31,
	2010	2011
	(In thousands)
Computer and equipment	$6,735	$7,838
Software	657	3,415
Furniture and fixtures	631	672
Leasehold improvements	383	363
Automobiles	34	34
Construction in progress	—	148

Total property and equipment, gross	8,440	12,470
Less: accumulated depreciation and amortization	(5,320)	(6,115)

Total property and equipment, net	$3,120	$6,355

Depreciation and amortization expense on our property and equipment, including amortization of capitalized software development costs, for the years ended December 31, 2009, 2010 and 2011 was $1.4 million, $1.4 million and $2.2 million.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

As of December 31, 2010 and 2011, total property and equipment financed under capital leases was $3.1 million and $5.6 million, net of accumulated amortization of $1.5 million and $2.4 million. For the years ended December 31, 2009, 2010 and 2011 amortization expense related to total property and equipment under capital leases was $0.6 million, $0.6 million and $1.1 million.

Other Assets

Other assets consist of the following:

	As of December 31,
	2010	2011
	(In thousands)
Deferred offering costs	$—	$1,620
Deposits for facility leases	554	749
Restricted cash	131	132
Debt issuance costs, net	63	—
Related party note receivable	266	—
Other assets	—	110

Total other assets	$1,014	$2,611

Other Current Liabilities

Other current liabilities consist of the following:

	As of December 31,
	2010	2011
	(In thousands)
Accrued expenses	$1,182	$4,790
Income taxes payable	172	979
Customer deposits	192	195
Other current liabilities	734	579

Total other current liabilities	$2,280	$6,543

Other Liabilities

Other liabilities consist of the following:

	As of December 31,
	2010	2011
	(In thousands)
Guaranteed deferred payments	$—	$6,054
Income taxes payable	—	430
Deferred rent	96	271

Total other liabilities	$96	$6,755

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

4. Other Income (Expense), Net

Other income (expense), net consists of the following:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Interest expense:
Interest expense	$(1,127)	$(225)	$(363)
Accretion of interest on guaranteed deferred payments	—	—	(86)
Amortization of debt issuance costs	(223)	(223)	(63)
Fair value remeasurement on interest rate swap agreement	498	—	—

Total	(852)	(448)	(512)

Interest and other income (expense):
Foreign currency transaction gains (losses), net	(333)	(496)	(1,257)
Interest income	70	39	35
Other, net	(326)	(491)	(321)

Total	(589)	(948)	(1,543)

Total other income (expense), net	$(1,441)	$(1,396)	$(2,055)

5. AdoTube Acquisition

In September 2011, we entered into an Agreement and Plan of Merger to acquire all outstanding shares of New Wave Media, Inc. (doing business as AdoTube), which provides in-stream online video advertising solutions. The acquisition allows us to expand our presence in the video advertising market and strengthen our position as a global video advertising provider.

We accounted for the AdoTube acquisition using the acquisition method of accounting for business combinations. A summary of the total purchase consideration is as follows (in thousands):

Cash	$13,676
Fair value of guaranteed deferred payments	5,968

Total purchase consideration	$19,644

Under the terms of the merger agreement, we are required to make guaranteed deferred cash payments of $4.1 million and $2.4 million in January 2013 and 2014 to the former owners of AdoTube. At the acquisition date, we determined that the discounted fair value of this guaranteed deferred consideration was $6.0 million. As of December 31, 2011, we have recorded $6.1 million in other liabilities in the consolidated balance sheet relating to these guaranteed deferred cash payments. For the year ended December 31, 2011, we have recognized $0.1 million in interest expense in the accompanying consolidated statements of income for accretion related to the guaranteed deferred cash payments.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

We may also be required to pay contingent deferred consideration to the former owners of AdoTube if certain gross revenue and EBITDA targets for the stand-alone AdoTube business are achieved for 2012 and 2013. Payments are also contingent on the ongoing employment of the two principal former owners of AdoTube, unless these former owners are terminated without cause or resign for good reason. The contingent payment amount with respect to 2012 is $2.8 million and 267,143 shares of our common stock, which would be payable in January 2013. The contingent payment amount with respect to 2013 is $2.8 million and 267,144 shares of our common stock, which would be payable in January 2014. We have not recorded a liability for the contingent deferred consideration as it is considered compensatory in nature. Accordingly, we will recognize compensation expense over the requisite service period in 2012 and 2013 when we can estimate the level of payout probable of being achieved.

The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill. Goodwill is attributable to synergies achieved through combining the technology acquired from AdoTube with our existing video online advertising technology, as well as us acquiring an assembled workforce. The valuation of the intangible assets acquired was determined using currently available information and reasonable and supportable assumptions. The fair value of the developed technology was determined using an income approach. The fair value of the customer relationships was determined using a variation of the income approach known as the excess earnings method. The fair value of the trademarks was determined using a variation of the income approach known as the relief-from-royalty method. The fair value of the non-compete agreements was determined using a variation of the income approach known as the with-and-without method. For the assembled workforce, we used the cost approach.

The following table summarizes the fair values of assets acquired and liabilities assumed (in thousands), which is preliminary pending finalization of our purchase accounting:

Cash and cash equivalents	$911
Accounts receivable, net	3,288
Other current assets	100
Property and equipment, net	81
Noncurrent assets	161

Intangible assets:
Developed technology	5,640
Customer relationships	3,380
Trade name	420
Non-compete agreements	980
Goodwill	11,429
Accounts payable and accrued liabilities	(3,904)
Deferred tax liability	(2,842)

Total	$19,644

We are amortizing the acquired intangible assets over their estimated useful lives of up to five years. Amortization of developed technology and customer relationships are included within cost of revenues in the accompanying consolidated statements of income. Amortization of trademarks and non-compete agreements are included within operating expenses in the accompanying consolidated statements of income. For the year ended December 31, 2011, amortization expense for the acquired intangible assets amounted to $0.7 million.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

For tax purposes, the acquired intangible assets are not amortized. Accordingly, a deferred tax liability of $2.8 million was recorded on the acquisition date for the difference between book and cost basis related to the acquired intangible assets. We incurred acquisition-related transaction costs of $0.5 million for the year ended December 31, 2011, which were included in general and administrative expenses in the accompanying consolidated statements of income.

Unaudited Pro Forma Information

Supplemental information on a pro forma basis is presented below for the years ended December 31, 2010 and 2011:

	Years Ended December 31,
	2010	2011
	(Unaudited)
	(In thousands)
Pro forma revenues	$135,598	$178,148
Pro forma income from operations	7,859	11,124
Pro forma net income	2,640	4,673

The unaudited pro forma financial information combines our results of operations and AdoTube’s results of operations as if the acquisition of AdoTube had occurred as of January 1, 2010. The pro forma results include the business combination accounting effects resulting from the acquisition such as the amortization charges from acquired intangible assets. The pro forma information presented does not purport to present what the actual results would have been had the acquisition actually occurred on January 1, 2010, nor is the information intended to project results for any future period.

From the acquisition date through December 31, 2011, we recognized revenues and net loss for AdoTube of $6.3 million and $0.6 million in the accompanying consolidated statements of income.

6. Goodwill and Intangible Assets

The changes in the carrying value of goodwill as of December 31, 2010 and 2011 are as follows:

	As of December 31,
	2010	2011
	(In thousands)
Goodwill, opening balance	$14,178	$14,178
AdoTube acquisition	—	11,429

Goodwill, ending balance	$14,178	$25,607

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

The gross carrying amount and accumulated amortization of our intangible assets are as follows:

As of December 31, 2010	Amortization Period	Gross Carrying Value	Accumulated Amortization	Net Book Value	Weighted-Average Remaining Amortization Period
	(In thousands except period data)
Distributor relationships	5.7 years	$8,840	$(5,743)	$3,097	2.0 years
Trade name	5.7 years	5,960	(3,872)	2,088	2.0 years
Non-compete covenants	2.0 years	180	(180)	—	—
Domain names	3.0 years	7	(7)	—	—

Total		$14,987	$(9,802)	$5,185	2.0 years

As of December 31, 2011	Amortization Period	Gross Carrying Value	Accumulated Amortization	Net Book Value	Weighted-Average Remaining Amortization Period
	(In thousands except period data)
Distributor relationships	5.7 years	$8,840	$(7,292)	$1,548	1.0 years
Trade name	4.0 and 5.7 years	6,380	(4,947)	1,433	1.7 years
Developed technology	5.0 years	5,640	(328)	5,312	4.7 years
Customer relationships	4.0 years	3,380	(246)	3,134	3.7 years
Non-compete covenants	2.0 and 2.5 years	1,160	(295)	865	2.2 years
Marketing intangibles	5.0 years	16	(13)	3	0.9 years
Domain names	3.0 years	7	(7)	—	—

Total		$25,423	$(13,128)	$12,295	3.5 years

In April 2007, we acquired certain assets of Techbargains.com LLC. As a result of this acquisition, we recorded certain distributor relationships, non-compete covenants and the trade name as intangible assets. Distributor relationships represent the underlying relationship and contractual arrangements with techbargains.com affiliate partners, generally OEMs or reseller websites selling high-tech products. The amortization of the distributor relationships is included in our cost of revenues. The trade name asset reflects the value associated with the techbargains.com website. Intangible assets related to the acquisition of certain assets of Techbargains.com are deductible for tax purposes.

We recognized amortization expense on our intangible assets in the accompanying consolidated statements of income as follows:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Cost of revenues	$1,549	$1,549	$2,124
Operating expenses	1,073	1,045	1,189

Total intangible asset amortization expense	$2,622	$2,594	$3,313

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

As of December 31, 2011, estimated total amortization expense related to our identifiable acquisition-related intangible assets in future periods is as follows:

Years Ending December 31,	Estimated Amortization Expense
(In thousands)
2012	$5,065
2013	2,470
2014	2,160
2015	1,801
2016	799

Total	$12,295

7. Long-Term Debt

2007 Credit Facility

In connection with the Techbargains.com acquisition, in April 2007 we entered into a $40.0 million credit facility with a domestic financial institution. Upon closing of the acquisition, we borrowed $30.0 million in variable-rate, long-term debt under the facility and $10.0 million remained available under the facility as a revolving line of credit. The term loan was payable in various installments with the final payment due in April 2011. In November 2009, we paid off the remaining $12.5 million balance outstanding on the term loan.

In April 2008 and 2009, we borrowed $1.5 million and $3.5 million of the $10.0 million available under the revolving line of credit. The interest rate was equivalent to the rate charged on our $30.0 million term loan and interest was due monthly. Borrowings on the revolving line of credit were due in April 2011. In November 2010, we paid off the $5.0 million that was outstanding on the revolving line of credit.

2011 Amended Credit Facility

In May 2011, we amended our 2007 credit agreement to provide for a $20.0 million revolving line of credit. The interest rate on outstanding borrowings varies and resets periodically depending upon our consolidated leverage ratio and the current LIBOR and prime rates. Our interest rate as of December 31, 2011 was 2.02% per annum. Interest payments are due monthly. We are also required to pay commitment fees of 0.25% on the unused portion of the revolving line of credit. Commitment fees are due quarterly. Our revolving line of credit matures in May 2014. The revolving credit line is secured by our assets.

In connection with our acquisition of AdoTube in September 2011, we borrowed $13.4 million of the $20.0 million available under the revolving line of credit, which remained outstanding as of December 31, 2011.

We are required to comply with certain financial and non-financial covenants, including a minimum trailing twelve-month Adjusted EBITDA (defined as earnings before interest income, income taxes, depreciation, amortization, stock-based compensation and certain other non-cash or non-recurring income or expenses) of $10.0 million, a total leverage ratio (defined as the ratio of total indebtedness to trailing twelve-month Adjusted EBITDA) not greater than 1.0 and unrestricted liquidity (defined as cash and 70% of net accounts receivable) to total indebtedness ratio greater than 1.0. As of December 31, 2011, we were in compliance with the 2011 Amended Credit Facility covenants.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

8. Commitments and Contingencies

Lease Commitments

We have an equipment financing arrangement with a financial institution whereby the financial institution purchases and leases to us, equipment (primarily computer and network-related) for use in our business. Amounts financed under the leases are accounted for as capital leases. The arrangement provides for up to $6.5 million in financing.

We also have entered into operating leases for our domestic and international locations and various sales offices worldwide. These agreements require us to pay certain operating expenses, such as taxes, repairs and insurance and contain renewal and escalation clauses. We recognize rent expense under these agreements on a straight-line basis. Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year, and the future minimum capital lease payments as of December 31, 2011, are as follows:

	Years Ending December 31,
	Capital Leases	Operating Leases
	(In thousands)
2012	$1,756	$2,660
2013	1,345	2,534
2014	302	2,028
2015	—	1,771
2016	—	1,440
Thereafter	—	2,531

	$3,403	$12,964

Less: amount representing interest	(272)

Present value of future minimum payments	3,131

Less: current portion of capital lease obligations	(1,576)

Long-term portion of capital lease obligations	$1,555

For the years ended December 31, 2009, 2010 and 2011, rent expense was $1.4 million, $1.9 million and $2.8 million.

Legal

From time to time, we may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, we may receive letters alleging infringement of patent or other intellectual property rights. We are not currently a party to any material legal proceedings, nor are we aware of any pending or threatened litigation that, in our opinion, would have a material adverse effect on our business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Indemnification Agreements

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

limited to, losses arising out of breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered or plan to enter into indemnification agreements with our directors and certain of our officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers or employees.

While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any claims under indemnification arrangements or any legal matters will have a material adverse effect on our financial position, results of operations or cash flows. Accordingly, we have not recorded a liability related to these indemnifications as of December 31, 2010 and 2011.

9. Common Stock

Common Stock Reserved for Issuance

We have shares of common stock reserved for future issuance as follows:

As of December 31, 2011
Shares reserved for future issuance under our equity incentive plans	1,230,262
Outstanding stock options	14,259,048

15,489,310

Treasury Stock

We have a right to repurchase outstanding shares of our common stock upon a proposed transfer to third parties. We account for treasury stock under the cost method and have recorded a total of $0.4 million in treasury stock as of December 31, 2011 based on the fair value of the shares on the respective dates of repurchases. For the years ended December 31, 2009, 2010 and 2011, we did not repurchase any additional shares.

10. Stock-Based Compensation

We recognize stock-based compensation for our employees and non-employees in connection with our 2000 Equity Incentive Plan, 2010 Equity Incentive Plan and restricted stock granted outside of our equity incentive plans in our accompanying consolidated statements of income as follows:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Cost of revenues	$34	$36	$34
Sales and marketing	860	1,442	1,287
Product development	368	726	418
General and administrative	377	624	635

Total stock-based compensation	$1,639	$2,828	$2,374

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

For the years ended December 31, 2009, 2010 and 2011, the income tax benefit we realized related to stock-based compensation in the provision for income taxes in the accompanying consolidated statements of income was $0.3 million, $0.8 million and $0.1 million.

For the years ended December 31, 2009, 2010 and 2011, we recorded an insignificant amount of stock-based compensation related to stock option grants made to non-employees.

We capitalized $40,000 of stock-based compensation relating to software development costs, and amortized $3,000 during the year ended December 31, 2011.

Equity Incentive Plans

In August 2000, we adopted the 2000 Plan. The 2000 Plan is administered by our board of directors or designated person(s). Under the 2000 Plan, the plan administrator is allowed to determine various terms and conditions of our option and restricted stock grants, including option expiration dates (generally ten years from the date of grant), vesting terms (generally over a four-year period, with 25% vesting at the end of the first year and the balance vesting ratably on a monthly basis over the remaining period) and payment terms.

The 2000 Plan provides for stock option grants at an exercise price as determined by the plan administrator, but in the case of incentive stock options, not less than 100% of the fair market value of the common stock subject to the option on the date of grant and 110% for owners of 10% or more of our common stock. The 2000 Plan also provides for restricted stock awards. The purchase price of restricted stock under these awards is determined by the plan administrator.

In June 2010, we adopted the 2010 Plan. In connection with the adoption, we transferred 8.0 million shares authorized and available for grant under the 2000 Plan into the 2010 Plan. We will no longer grant any options under the 2000 Plan. Outstanding options issued under the 2000 Plan remain outstanding, and may be exercised in accordance with their terms but may not be reissued if they are cancelled. The 2010 Plan is substantially similar to the 2000 Plan.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

The following table summarizes option and restricted stock activity under the 2000 and 2010 Plans and related information:

	Shares Available for Grant	Outstanding
		Number of Shares	Weighted- Average Exercise Price/ Grant Date Fair Value	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
				(In years)	(In thousands)
Outstanding — December 31, 2008	7,212,537	6,627,971	$1.81

Additional shares authorized	—	—
Grants	(1,871,000)	1,871,000	1.21
Cancellations/forfeitures	1,919,004	(1,919,004)	2.12
Expired	200,000	(200,000)	0.30
Exercises	—	(21,354)	0.56
Repurchases	18,751	—

Outstanding — December 31, 2009	7,479,292	6,358,613	1.60	7.81	963

Additional shares authorized	—	—
Grants	(6,919,875)	6,919,875	1.21
Cancellations/forfeitures under 2000 Plan	714,708	(1,449,969)	1.70
Cancellations/forfeitures under 2010 Plan	230,000	(230,000)	1.27
Expired	300,000	(300,000)	0.48
Exercises	—	(1,048,521)	0.46

Outstanding — December 31, 2010	1,804,125	10,249,998	1.28	8.76	499

Additional shares authorized	4,000,000	—
Grants	(5,864,700)	5,864,700	1.75
Cancellations/forfeitures under 2000 Plan	—	(509,063)	1.29
Cancellations/forfeitures under 2010 Plan	1,290,837	(1,290,837)	1.36
Exercises	—	(55,750)	0.90

Outstanding — December 31, 2011	1,230,262	14,259,048	1.47	8.46	9,040

Vested and expected to vest — December 31, 2011		10,678,125	1.44	8.21	7,068

Exercisable — December 31, 2011		5,744,532	1.28	7.29	4,708

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

The following table summarizes additional information regarding outstanding and exercisable options under the 2000 and 2010 Plans as of December 31, 2011:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Stock Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price per Share	Shares Subject to Stock Options	Weighted-Average Exercise Price Per Share
		(In Years)			(In Years)
$0.56	190,000	3.83	$0.56	190,000	$0.56
$0.75	213,480	4.72	0.75	213,480	0.75
$1.21	1,307,915	7.95	1.21	832,550	1.21
$1.27	1,530,270	8.46	1.27	743,009	1.27
$1.31	5,227,247	7.78	1.31	3,215,515	1.31
$1.34	2,451,136	9.29	1.34	258,878	1.34
$1.97	250,000	5.49	1.97	250,000	1.97
$2.10	3,064,000	9.98	2.10	18,705	2.10
$2.59	25,000	6.17	2.59	22,395	2.59

	14,259,048	8.46	$1.47	5,744,532	$1.28

Determining the Fair Value of Stock Options

The estimated grant date fair value of all our stock-based awards was calculated based on the assumptions discussed below.

	Years Ended December 31,
	2009	2010	2011
Expected term (in years)	5.5	5.7	5.7 - 5.8
Risk-free interest rate	2.5%	1.4% - 2.4%	1.0% - 2.4%
Expected volatility	59.9%	59.5% - 65.4%	64.1% - 65.0%
Dividend rate	0%	0%	0%
Forfeiture rate	23.6%	22.7% - 24.4%	22.9% - 24.9%

The fair value of each grant of our stock-based awards was determined by our board of directors using the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Fair value of common stock — The fair value of the shares of common stock underlying our stock options has historically been determined by our board of directors, with input from management. Prior to March 2012, our board of directors consisted of our Chief Executive Officer. Subsequent to March 2012, our board of directors is comprised of majority non-employee directors. Because there has been no public market for our common stock, our board of directors has determined the fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuations performed by an unrelated third-party specialist, valuations of comparable companies, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook. The fair value of the underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange or national market system. As of December 31, 2010 and 2011, our board of directors determined the fair value of our common stock to be $1.34 and $2.10 per share.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

Expected term — The expected term is based upon employee historical exercise and post-vesting employment termination behavior which also takes into account the contractual life of the award.

Risk-free interest rate — The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected volatility — Since we do not have a trading history of our common stock, the expected volatility was derived from the historical stock volatilities of several unrelated public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock option grants.

Dividend rate — The expected dividend rate was assumed to be zero as we have never paid dividends and have no current plans to do so.

Forfeiture rate — We estimate our forfeiture rate based on an analysis of our actual and expected forfeitures. We will continue to evaluate the adequacy of the forfeiture rate based on actual and expected forfeiture experience, analysis of employee turnover behavior and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from our estimates, we might be required to record adjustments to stock-based compensation in future periods.

The weighted-average grant date fair value of our stock options granted for the years ended December 31, 2009, 2010 and 2011 were $0.67, $0.76 and $1.15 per share. The aggregate fair value of our stock options which vested for the years ended December 31, 2009, 2010 and 2011 were $1.4 million, $1.5 million and $1.7 million.

The aggregate intrinsic value of our stock options exercised under the 2000 Plan and the 2010 Plan for the years ended December 31, 2009, 2010 and 2011 was $16,000, $0.9 million and $0.1 million. The aggregate intrinsic value was calculated as the difference between the per-share exercise prices of the underlying stock option awards and the estimated fair value of our common stock for each share subject to an option multiplied by the number of shares subject to options at the date of exercise.

As of December 31, 2011 we have employee stock-based compensation of $6.0 million related to unvested stock options and restricted stock granted to employees but not yet recognized, net of estimated forfeitures. As of December 31, 2011 this cost will be amortized to expense over a weighted-average remaining period of 3.15 years and will be adjusted for subsequent changes in estimated forfeitures. Future option grants will increase the amount of compensation expense to be recognized in these periods.

Stock Option Repricing

In August 2010, we offered to reprice various outstanding stock options with an exercise price in excess of $1.31 per share to a new exercise price of $1.31 per share. Effective as of the closing of the offering period on October 8, 2010, we repriced 2.0 million shares at a new exercise price of $1.31 per share. All other features and characteristics of the existing options were unchanged. The repricing is considered a modification of outstanding stock options. Accordingly, we calculated the fair value of the repriced options immediately prior to the modification and then immediately after. For the years ended December 31, 2010 and 2011 we recorded $0.3 million and $0.1 million in stock-based compensation related to the repriced options, which is the incremental value per share for all of the vested options.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

Stock Purchases

In August 2010, certain employees purchased 591,000 shares of our common stock from us for cash at prices ranging from $0.01 to $0.48 per share, when the deemed fair value of our common stock was $1.31 per share. We recorded $0.6 million in stock-based compensation for the year ended December 31, 2010 in connection with these restricted stock purchases.

Restricted Stock

During 2007, we sold 1.0 million shares of restricted stock to an employee outside of our 2000 Plan. During the year ended December 31, 2010, we accelerated the vesting of 250,000 shares and recorded $0.3 million in stock-based compensation. The remaining 750,000 shares are unvested as of December 31, 2011 and will vest upon the completion of an initial public offering. These shares are not presented as issued or outstanding in the accompanying consolidated balance sheets and statements of stockholder’s equity as they are unvested.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

11. Net Income per Share of Common Stock

The following table sets forth the computation of our basic and diluted net income per share of common stock attributable to common stockholders:

	Years Ended December 31,
	2009	2010	2011
	(In thousands, except share and per share data)
Numerator:
Basic:
Net income	$3,011	$5,371	$6,884
Less undistributed earnings attributable to participating securities	(58)	(92)	(97)

Net income attributable to common stockholders, basic	$2,953	$5,279	$6,787

Diluted:
Net income attributable to common stockholders, basic	$2,953	$5,279	$6,787
Add undistributed earnings re-allocated to common stockholders	—	1	2

Net income attributable to common stockholders, diluted	$2,953	$5,280	$6,789

Denominator:
Basic:
Weighted-average shares used in computing net income per share attributable to common stockholders, basic	51,190,410	51,682,476	52,510,727

Diluted:
Weighted-average shares used in computing net income per share attributable to common stockholders, basic	51,190,410	51,682,476	52,510,727
Add dilutive effect of equity incentive plans	694,832	476,602	1,292,263

Weighted-average shares used in computing net income per share attributable to common stockholders, diluted	51,885,242	52,159,078	53,802,990

Net income per share attributable to common stockholders:
Basic	$0.06	$0.10	$0.13

Diluted	$0.06	$0.10	$0.13

Common stock equivalents excluded from income per diluted share because their effect would have been anti-dilutive	4,384,866	5,873,334	5,276,378

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

12. Income Taxes

The geographical breakdown of our income before the provision for income taxes is as follows:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Domestic	$3,856	$7,788	$8,330
Foreign	1,778	2,068	3,817

Income before provision for income taxes	$5,634	$9,856	$12,147

The components of the provision for income taxes are as follows:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Current:
Federal	$2,066	$3,775	$3,019
State	660	959	82
Foreign	32	443	810

Total current	2,758	5,177	3,911

Deferred:
Federal	(74)	(964)	1,256
State	(36)	253	73
Foreign	(25)	19	23

Total deferred	(135)	(692)	1,352

Total provision for income taxes	$2,623	$4,485	$5,263

The reconciliation of the federal statutory income tax provision to our effective income tax provision is as follows:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
U.S. federal taxes at statutory tax rate	$1,972	$3,450	$4,251
State taxes, net of federal benefit	335	776	185
Foreign tax rate differential	(151)	(209)	(121)
Stock-based compensation	419	245	670
Other	48	223	278

Provision for income taxes	$2,623	$4,485	$5,263

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

The following table presents the breakdown between current and non-current deferred tax assets and liabilities:

	As of December 31,
	2010	2011
	(In thousands)
Deferred tax assets, current	$901	$1,743
Deferred tax assets, non-current	1,618	—
Deferred tax liabilities, current	(23)	—
Deferred tax liabilities, non-current	—	(3,399)

Total net deferred tax assets (liabilities)	$2,496	$(1,656)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	As of December 31,
	2010	2011
	(In thousands)
Deferred tax assets:
Stock-based compensation	$828	$913
Net operating losses	—	615
Accruals and reserves	609	292
Foreign currency translation adjustments	—	42
Tangible and intangible assets	866	—
Other	193	331

Net deferred tax assets	2,496	2,193
Deferred tax liabilities:
Tangible and intangible assets	—	(3,849)

Net deferred tax assets (liabilities)	$2,496	$(1,656)

Net operating loss and tax credit carryforwards as of December 31, 2011 are as follows:

	Amount	Expiration Year
	(In thousands)
Net operating losses, federal	$1,731	2031
Net operating losses, state	4,842	2023 - 2031

For the year ended December 31, 2010, we recorded a state tax expense of approximately $0.3 million to reflect a write-down of deferred tax assets to the expected future benefit due to a change in California law during 2010.

As of December 31, 2010 and 2011, we are permanently reinvesting approximately $1.6 million and $2.1 million of earnings from our subsidiary in India.

Uncertain Tax Positions

We recognize accrued interest and penalties related to unrecognized tax benefits in our income tax provision. We recognized an insignificant amount of accrued interest and penalties for the year ended

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

December 31, 2009, and recognized $0.1 million and $0.1 million of accrued interest and penalties for the years ended December 31, 2010 and 2011. As of December 31, 2010 and 2011, we have recorded $0.1 million and $0.1 million of accrued interest and penalties in the accompanying consolidated balance sheets.

The following is a reconciliation of the beginning and ending amount of our total gross unrecognized tax benefit liabilities:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Gross unrecognized tax benefit — beginning balance	$94	$94	$94
Increases related to tax positions from prior years	—	—	13
Increases related to tax positions taken during current year	—	—	228

Gross unrecognixed tax benefit — ending balance	$94	$94	$335

Our gross unrecognized tax benefits, if recognized, would have an impact on our effective tax rate as of December 31, 2010 and 2011. While it is often difficult to predict the final outcome of any particular uncertain tax position, we do not believe that the amount of unrecognized tax benefits will change significantly in the next twelve months.

We file income tax returns in the U.S. federal, various U.S. state and foreign tax jurisdictions. We are subject to U.S. federal income tax examination for the 2009 through 2011 tax years. Additionally, we are subject to various state income tax examinations for the 2007 through 2011 tax years. During the third quarter of 2011, we settled the Internal Revenue Service’s audit of our 2008 tax return. The results of this examination did not have a material impact on our consolidated financial statements. We are currently under a New York state examination for the 2006 through 2008 tax years. We do not expect the outcome of this audit to have a material impact on our consolidated financial statements.

13. Geographical Information

The following table represents total revenues based on where our advertisers are physically located:

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
United States	$78,400	$93,838	$113,063
International	14,160	31,430	56,019

Total revenues	$92,560	$125,268	$169,082

Revenues earned in the United Kingdom comprised $6.9 million, $13.6 million and $19.7 million for the years ended December 31, 2009, 2010 and 2011. No other country outside of the United States comprised 10% or greater of our total revenues for the years ended December 31, 2009, 2010 and 2011.

EXPONENTIAL INTERACTIVE, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2009, 2010 and 2011

Our property and equipment, net by location are summarized as follows:

	As of December 31,
	2010	2011
	(In thousands)
United States	$2,496	$5,609
International, excluding United Kingdom	185	217
United Kingdom	439	529

Total property and equipment, net	$3,120	$6,355

14. Related Party Note Receivable

In December 2008, we loaned $250,000 to our CEO and President. The loan is non-recourse and is secured by 110,113 shares of our common stock pledged under a Security Agreement. The loan was scheduled to mature on December 10, 2012. The interest rate on the loan is 2.97% per annum. Interest payments compound annually and are due upon maturity. As of December 31, 2011, we have classified the note receivable, including principal and accrued interest, in prepaid expenses and other current assets in the accompanying consolidated balance sheet. For the years ended December 31, 2009, 2010 and 2011, we recognized interest income on the note receivable of $7,000, $8,000 and $8,000 in other income (expense), net in the accompanying consolidated statements of income. In February 2012, our CEO repaid the principal and accrued interest on the loan in the amount of $275,000.

15. Subsequent Events

On March 2, 2012, we granted stock options to purchase 2,655,000 shares of common stock with an exercise price of $2.75 per share and increased the number of shares reserved for issuance in connection with our 2010 Plan from 12.0 million to 16.0 million.

On March 7, 2012, we granted stock options to purchase 450,000 shares of common stock with an exercise price of $2.75 per share in connection with our 2010 Plan and we granted restricted stock units to purchase 120,000 shares of common stock with a grant date fair value of $2.75 per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

New Wave Media Inc.

New York, New York

We have audited the accompanying consolidated balance sheet of New Wave Media Inc. as of December 31, 2010 and the related consolidated statement of operations, stockholders’ equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Wave Media Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

New York, New York

March 15, 2012

NEW WAVE MEDIA INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	As of December 31, 2010	As of June 30, 2011
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$312	$1,061
Accounts receivable	4,344	3,584
Related party notes receivable	90	290
Prepaid expenses and other current assets	15	54

Total current assets	4,761	4,989
Property and equipment, net	27	78
Other assets	43	151

TOTAL ASSETS	$4,831	$5,218

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$3,532	$3,329
Accrued compensation and related expenditures	553	509
Deferred compensation	818	793
Related party borrowings	170	10

Total current liabilities	5,073	4,641
Long-term convertible note payable	—	1,645
Other liabilities	106	132

TOTAL LIABILITIES	5,179	6,418

STOCKHOLDERS’ EQUITY (DEFICIT):
Commitments and contingencies (Note 6)
Convertible preferred stock, $0.000001 par value per share at June 30, 2011; no shares and 9,911,173 shares authorized at December 31, 2010 and June 30, 2011; no shares issued and outstanding at December 31, 2010 and June 30, 2011).	—	—
Common stock, no par value and $0.000001 par value per share at December 31, 2010 and June 30, 2011; 150,000,000 shares authorized at December 31, 2010 and June 30, 2011; 83,473,200 shares and 83,972,535 shares issued and outstanding at December 31, 2010 and June 30, 2011	—	—
Additional paid-in capital	5,672	6,054
Accumulated deficit	(6,020)	(7,254)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(348)	(1,200)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$4,831	$5,218

The accompanying notes are an integral part of these consolidated financial statements.

NEW WAVE MEDIA INC.

Consolidated Statements of Operations

(In thousands)

	Year Ended December 31,	Six Months Ended June 30,
	2010	2010	2011
		(Unaudited)
Revenues	$10,330	$4,502	$6,139
Cost of revenues	5,656	2,440	2,898

Gross profit	4,674	2,062	3,241
Operating expenses:
Sales and marketing	2,649	982	2,529
Product development	1,141	311	961
General and administrative	1,303	576	865

Total operating expenses	5,093	1,869	4,355

Operating income (loss)	(419)	193	(1,114)
Other income (expense), net:
Interest expense	(64)	(25)	(65)
Interest and other income (expense), net	30	57	(16)

Total other income (expense), net	(34)	32	(81)

Income (loss) before provision for income taxes	(453)	225	(1,195)
Income tax provision	(63)	(28)	(39)

Net income (loss)	$(516)	$197	$(1,234)

The accompanying notes are an integral part of these consolidated financial statements.

NEW WAVE MEDIA INC.

Consolidated Statements of Stockholders’ Equity (Deficit)

(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Stockholder’s Receivable	Accumulated Deficit	Total Stockholder’s Equity (Deficit)
	Shares	Amount
Balance as of December 31, 2009	78,184,882	$—	$4,681	$(2)	$(5,504)	$(825)
Conversion of convertible note into common stock	1,227,673	—	100	—	—	100
Issuance of common stock	3,263,028	—	353	—	—	353
Issuance of common stock for deferred compensation	797,617	—	58	—	—	58
Stock-based compensation	—	—	480	—	—	480
Collection of stockholder’s receivable	—	—	—	2	—	2
Net loss	—	—	—	—	(516)	(516)

Balance as of December 31, 2010	83,473,200	$—	$5,672	$—	$(6,020)	$(348)
Repurchase of common stock (unaudited)	(138,354)	—	(21)	—	—	(21)
Issuance of common stock (unaudited)	499,335	—	95	—	—	95
Issuance of common stock for deferred compensation (unaudited)	138,354	—	27	—	—	27
Beneficial conversion feature related to convertible note payable (unaudited)	—	—	167	—	—	167
Stock-based compensation (unaudited)	—	—	114	—	—	114
Net loss (unaudited)	—	—	—	—	(1,234)	(1,234)

Balance as of June 30, 2011 (unaudited)	83,972,535	$—	$6,054	$—	$(7,254)	$(1,200)

The accompanying notes are an integral part of these consolidated financial statements.

NEW WAVE MEDIA INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,	Six Months Ended June 30,
	2010	2010	2011
		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(516)	$197	$(1,234)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	6	3	8
Stock-based compensation	480	95	114
Gain on early extinguishment of debt	(75)	(75)	—
Amortization of beneficial conversion feature related to convertible note payable	—	—	12
Changes in operating assets and liabilities:
Accounts receivable	(2,527)	(1,517)	760
Prepaid expenses and other current assets and other assets	(48)	(36)	(147)
Accounts payable and accrued liabilities	2,295	907	(203)
Accrued compensation and related expenditures	452	234	(44)
Deferred compensation	195	156	2
Other liabilities	56	24	26

Net cash provided by (used in) operating activities	318	(12)	(706)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(16)	(4)	(59)

Net cash used in investing activities	(16)	(4)	(59)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party notes receivable	—	—	(200)
Proceeds from borrowings	300	300	1,800
Proceeds from related party borrowings	100	100	—
Principal payments on borrowings	(725)	(725)	—
Principal payments on related party borrowings	(55)	—	(160)
Collection of stockholder’s receivable	2	—	—
Proceeds from issuance of common stock	353	353	95
Repurchases of common stock upon employee termination	—	—	(21)

Net cash (used in) provided by financing activities	(25)	28	1,514

NET INCREASE IN CASH AND CASH EQUIVALENTS	277	12	749

CASH AND CASH EQUIVALENTS — Beginning of period	35	35	312

CASH AND CASH EQUIVALENTS — End of period	$312	$47	$1,061

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$13	$13	$17
Cash paid for taxes	—	—	—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Conversion of convertible note payable into common stock	$100	$100	$—

Issuance of common stock for deferred compensation	$58	$25	$27

Beneficial conversion feature related to convertible note payable	$—	$—	$167

The accompanying notes are an integral part of these consolidated financial statements.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

1. Organization

New Wave Media Inc., doing business as AdoTube, was incorporated in Delaware in February 2007. We provide a complete in-stream online video advertising solution that enables each party of the online advertising industry (agencies, advertisers and publishers) to have easy and efficient access to in-stream ads. Our complete platform, which includes the AdoTube Ad Network, Publisher Management Tool (PUMA), Network Partner Console for third party networks, and Creative Services, helps each part of the industry to deliver high quality, in-stream advertising solutions through an optimized platform.

Our principal operations are at our headquarters in New York, New York and in Kiev, Ukraine. In March 2011, we incorporated a wholly-owned subsidiary in Ukraine to support our operations. We operate in one segment.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include all adjustments necessary for the fair presentation of our consolidated financial position, results of operations and cash flows for the periods presented. The accompanying consolidated financial statements include the accounts of New Wave Media Inc. and our wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2011, the interim consolidated statements of operations and cash flows for the six months ended June 30, 2010 and 2011 and the interim consolidated statements of stockholders’ equity (deficit) for the six months ended June 30, 2011 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the consolidated balance sheet as of June 30, 2011 and the consolidated statements of operations and cash flows for the six months ended June 30, 2010 and 2011 and stockholders’ equity (deficit) for the six months ended June 30, 2011. The consolidated financial data disclosed in these notes to the consolidated financial statements related to the six months ended June 30, 2010 and 2011 are also unaudited. The consolidated results of operations and cash flows for the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the entire year ending December 30, 2011 or for any other future annual or interim period.

Subsequent Events

We assess the appropriate accounting for and disclosures of events that occur after the balance sheet date but before the accompanying consolidated financial statements are issued. For the consolidated financial statements as of December 31, 2010 and the year then ended, we evaluated subsequent events through March 15, 2012, the date our consolidated financial statements were issued.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Those management estimates include, but are not limited to, revenue recognition, allowance for doubtful accounts, stock-based compensation and contingent liabilities. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, and those differences could be material to the consolidated financial statements.

Stock Split

On November 9, 2010, our board of directors approved a 1-for-10,000 stock split of our common stock, which had no par value at the time. We also increased the number of shares we are authorized to issue to 150,000,000. The stock split affected all of our common stock and options to purchase common stock outstanding immediately prior to the effective date of the stock split. Common stock, additional paid-in capital, accumulated deficit and share and per share data for prior periods have been retroactively restated to reflect the stock split as if it had occurred at the beginning of the earliest period presented.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. Cash and cash equivalents are deposited with major financial institutions in the United States and Ukraine. From time to time, our cash balances with domestic financial institutions may exceed Federal Deposit Insurance Corporation limits. Management believes that the financial institutions that hold our deposits are financially creditworthy and, accordingly, minimal credit risk exists with respect to those investments. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal interest rate risk.

Our accounts receivable are derived from advertising contracts with clients located principally in the United States. We perform ongoing credit evaluations of our customers to assess the probability of accounts receivable collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history and review of the invoicing terms of the contract, and maintain allowances for potential credit losses on client accounts when deemed necessary. We generally do not require collateral. We maintain reserves for potential credit losses on customer accounts when deemed necessary. To date, such losses have been within management’s expectations.

Fair Value of Financial Instruments

Our financial instruments consist of accounts receivable, accounts payable, accrued expenses and our long-term convertible note payable. Accounts receivable, accounts payable and accrued expenses are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment. The carrying amount of our long-term convertible note payable approximates its fair value and is based upon our best estimate of interest rates that would be available to us for similar debt obligations as of December 31, 2010 and June 30, 2011.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer to a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level I — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II — Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data of substantially the full term of the related assets or liabilities; and

Level III — Unobservable inputs that are supported by little or no market data for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are no financial assets or liabilities measured on a recurring basis.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2010 and June 30, 2011, cash and cash equivalents consist of cash on hand. Interest is accrued as earned.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. As of December 31, 2010 and June 30, 2011, we have not recorded an allowance for doubtful accounts.

Concentration of Revenues and Accounts Receivable

Significant customers are those which represent more than 10% of our total revenues or gross accounts receivable balance at each balance sheet date.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

Significant customers as of December 31, 2010 and June 30, 2011 and for the year ended December 31, 2010 and the six months ended June 30, 2010 and 2011, were as follows:

	Percentage of Accounts Receivable
	As of December 31, 2010	As of June 30, 2011
		(Unaudited)
Customer A	21%	*
Customer C	*	15%

*	Less than 10%

	Percentage of Revenues
	Year Ended December 31, 2010	Six Months Ended June 30,
		2010	2011
		(Unaudited)
Customer A	40%	58%	*
Customer B	*	*	16%
Customer C	*	*	10%
Customer D	*	*	10%
Customer E	*	*	10%

*	Less than 10%

Deposits

Deposits are funds required by landlords to guarantee our contractual obligations under several leases of office space. As of December 31, 2010 and June 30, 2011, deposits totaled $43,000 and $151,000 and are included within other assets on the accompanying consolidated balance sheets.

Property and Equipment, net

Property and equipment, net, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the respective assets or the property lease terms, which range up to five years. Upon the retirement or disposition of property and equipment, the related costs and accumulated depreciation are removed from the consolidated balance sheet and any related gain or loss is recorded in the consolidated statement of operations. We capitalize expenditures for replacements and betterments, and expenses amounts for maintenance and repairs as they are incurred.

Software Development Costs

We capitalize the costs to develop software for our advertising serving technology and other internal uses when preliminary development efforts are successfully completed, management has authorized and committed

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

project funding and it is probable that the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed. Costs incurred for upgrades and enhancements that are considered probable of resulting in additional functionality are capitalized. Any capitalized costs would be amortized to expense on a straight-line basis over their expected lives. As of December 31, 2010 and June 30, 2011, we had not capitalized any costs related to internal-use software or our advertising serving technology.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. We have observed no indicators of impairment for the year ended December 31, 2010 and the six months ended June 30, 2011.

Related Party Loans

We have periodically lent or borrowed cash from certain of our employees and officers. These loans are unsecured, short-term in nature and do not bear interest. As of December 31, 2010 and June 30, 2011, we had $90,000 and $290,000 in outstanding receivables and $170,000 and $10,000 in outstanding payables from related parties.

Revenue Recognition

We recognize revenues when the four basic criteria are met: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. We consider a signed agreement, a binding insertion order, a third-party commission statement, or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including the creditworthiness of a customer and transaction history.

We generate revenues primarily from fees earned through the delivery of qualified in-stream online video advertising across a wide variety of third-party owned digital media content provider properties for marketing campaigns under short-term contracts, which generally range from 30 to 90 days. Revenues from agreements based on impressions are recognized as the impressions are delivered. Revenues from agreements based on user engagements or actions are recognized when a user engagement or action occurs.

We recognize revenues as a principal based upon a variety of factors, including acting as the primary obligor in the arrangement, performing a significant portion of the services, setting the pricing and retaining the credit risk. Accordingly, in the period advertising services are delivered, revenues are recognized on a gross basis and the corresponding third-party digital media content provider expenses are recognized and recorded as a component of cost of revenues.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

Revenue Recognition for Multiple-Element Arrangements

We enter into arrangements with customers to deliver marketing campaigns that include multiple media advertisements within the same time period or within close proximity of one another. Because we had not yet established the fair value for each deliverable and our agreements contain mid-campaign cancellation clauses, revenues prior to January 1, 2011 were recognized as the lower of revenues calculated on a time-based straight-line basis over the term of the contract or revenues earned on the delivered media advertisement and priced as specified on the applicable insertion order.

Effective January 1, 2011, we adopted new authoritative guidance on multiple-element arrangements using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, we allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence (VSOE) if available; (2) third-party evidence (TPE) if VSOE is not available; and (3) best estimate of selling price (BESP) if neither VSOE nor TPE is available. BESP is generally used to allocate the selling price to deliverables in our multiple element arrangements as we have not historically been able to establish selling prices based on VSOE or TPE. The adoption of this recent authoritative guidance did not have a material impact on our consolidated financial statements.

Cost of Revenues

Cost of revenues consists primarily of amounts due to third-party digital media content providers for the placement of advertising on their properties. Cost of revenues also includes third-party data acquisition costs, and ad verification and ad-serving fees related to our revenue-generating technology infrastructure. We are obligated to make payments to digital media content providers for the period in which the advertising impressions, click-throughs, actions, or lead-based information are delivered or during which user engagements or actions have occurred, which correspond to the period in which the revenues are recognized.

Advertising Costs

Advertising costs are expensed to sales and marketing expenses as incurred in the accompanying consolidated statements of operations. For the year ended December 31, 2010, and the six months ended June 30, 2010 and 2011, we recognized advertising expense of $59,000, $2,000 and $82,000.

Product Development Expenses

Product development expenses are expensed as incurred and are primarily related to the development and enhancement of our proprietary advertising serving technology. These expenses consist of personnel, information technology, consulting and facility-related costs.

Foreign Currency

The functional currency of our Ukrainian subsidiary is the U.S. dollar. Gains and losses from foreign currency transactions in currencies other than the U.S. dollar are included in other income, net in the consolidated statements of operations and have not been material to date.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

Comprehensive Income (Loss)

During the year ended December 31, 2010, and the six months ended June 30, 2010 and 2011, there were no items qualifying as other comprehensive income (loss) and, therefore, our comprehensive income (loss) was the same as the reported net income (loss) for the periods reported.

Stock-Based Compensation

Compensation expense related to stock option and restricted stock grants made to employees are calculated based on the fair value of the awards on the date of grant, net of estimated forfeitures. The grant date fair value of the options is determined using the Black-Scholes option-pricing model and the related stock-based compensation is recognized on a straight-line basis over the period in which an employee is required to provide service in exchange for the options, which is generally between three and four years.

For stock options issued to non-employees, we record expense based on the fair value of the options calculated using the Black-Scholes option-pricing model over the service performance period. The fair value of options granted to non-employees is remeasured over the vesting period and recognized as an expense over the period the services are received.

Income Taxes

We account for income taxes using an asset and liability approach to record deferred taxes. Our deferred income tax assets represent temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities that will result in deductible amounts in future years. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized. We have recorded full valuation allowances against our deferred tax assets for all periods presented.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in the income tax provision in the accompanying consolidated statements of operations.

Recently Issued and Adopted Accounting Standards

In January 2010, FASB, issued Accounting Standards Update or ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used and the activity in Level III fair value measurements. We adopted ASU 2010-06 on January 1, 2011 and the adoption did not have a material impact on our consolidated financial statements.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

3. Property and Equipment, Net

Property and equipment, net consist of the following:

	As of December 31, 2010	As of June 30, 2011
		(Unaudited)
	(In thousands)
Computer and equipment	$28	$53
Software	15	37
Furniture and fixtures	—	4
Leasehold improvements	—	8

Total property and equipment, gross	43	102
Accumulated depreciation and amortization	(16)	(24)

Total property and equipment, net	$27	$78

Depreciation and amortization expense for the year ended December 31, 2010, and the six months ended June 30, 2010 and 2011, were $6,000, $3,000 and $8,000.

4. Borrowings

Secured Loan Agreement

In December 2009, we entered into a Secured Loan Agreement with a lender, which provided for borrowings up to $500,000 for working capital purposes, which we fully borrowed in December 31, 2009. Borrowings under this agreement bore a compounded interest rate of 1.6% per month and were secured by our accounts receivable. The principal balance and accrued interest, of $517,000, were fully repaid in March 2010.

Loan Agreement

In February 2010, we entered into a Loan Agreement with a financial company with a principal amount of $300,000. In April 2010, the lender demanded payment of the full principal amount prior to maturity. In consideration for the accelerated payment of the principal balance in April 2010 the lender agreed to forgive $75,000 of the principal balance outstanding. The forgiveness of $75,000 was recorded as a gain on early extinguishment of debt and is included in other income, net in the accompanying consolidated statements of operations for the year ended December 31, 2010 and the six months ended June 30, 2010.

Convertible Note Payable

In January 2011, we entered into a Convertible Note Purchase Agreement with a third party venture capital firm for a total principal amount of $1,800,000 at an annual interest rate of 4%, to be paid on a quarterly basis. The principal amount on the convertible note payable was due and payable in December 2017. On the maturity date, the Convertible Note would automatically convert into an aggregate of 9,911,173 shares of convertible preferred stock. As of June 30, 2011, we had $1,645,000 of borrowings outstanding on our convertible note payable.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

The convertible note payable contained a beneficial conversion feature related to the convertible preferred shares totaling $167,000, which was initially recorded as reduction in additional paid-in capital and a discount on the convertible note payable. The beneficial conversion feature was amortized to interest expense on a straight-line basis over the term. For the six months ended June 30, 2011, we recorded $12,000 of amortization. As of June 30, 2011, the unamortized balance of the beneficial conversion feature was $155,000.

On September 13, 2011 we were acquired by Exponential Interactive, Inc. Upon acquisition, the convertible note payable converted into shares of our convertible preferred stock, which then automatically converted into 9,934,352 shares of our common stock which were acquired by Exponential for cash consideration of $2,752,000. On acquisition, we recognized the remaining unamortized debt discount of $151,000 as interest expense.

5. Related Party Transactions

Related Party Notes Receivable

In August 2007 and January 2008, we entered into non-interest bearing Promissory Note Agreements for $20,000 and $70,000 with our Chief Executive Officer. The aggregate outstanding principal balance on the notes as of December 31, 2010 and June 30, 2011 was $90,000. This balance was repaid by October 2011.

In January 2011, we entered into a non-interest bearing Loan Agreement for $200,000 with our President. The loan becomes due and payable 30 days after the receipt of our written payment demand notification. The loan balance was repaid in August 2011.

Related Party Borrowings

In March 2009, we entered into a non-interest bearing and non-secured Loan Agreement with a stockholder for a principal amount of $50,000 for working capital purposes. The loan was secured by our accounts receivable. We repaid the outstanding principal balance in November 2010.

In April 2009, we entered into a Secured Loan Agreement with a stockholder for a principal amount of $75,000 for working capital purposes. The loan bore an interest rate of 12% per year, compounded monthly, and was secured by our accounts receivable. The outstanding principal balance as of December 31, 2010 and June 30, 2011 was $70,000 and $10,000. We repaid the outstanding principal balance in July 2011.

In July 2009, we entered into a Convertible Loan Agreement with a relative of an executive for a principal amount of $100,000. The loan bore an interest rate equal to the prime rate minus 0.5% per year, compounded annually. Under the agreement, the lender had the option to convert the total principal amount and accrued interest into shares of our common stock. In February 2010, the lender made the election to convert the outstanding principal amount of $100,000 into shares, resulting in the issuance of 1,227,673 shares of our common stock.

In October 2009, we entered into a non-secured Loan Agreement with a stockholder for a principal amount of $150,000 for working capital purposes. The loan bore an interest rate of 13% per year, compounded monthly, and was secured by our accounts receivable. We repaid the outstanding principal balance and accrued interest in December 2010.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

In May 2010, we entered into a Secured Loan Agreement with our President for a principal amount of $100,000 for working capital purposes. This loan bore an interest rate of 18% per year, compounded monthly, and was secured by our accounts receivable. As of December 31, 2010, the outstanding principal balance totaled $100,000. We repaid the outstanding principal balance and accrued interest in January 2011.

Deferred Compensation

We entered into deferred compensation arrangements with certain key employees between 2007 and 2011 in lieu of paying them in cash for their employment services and executed demand notes and employment agreements to evidence these arrangements.

The notes payable are non-interest bearing and principal is due on demand by the noteholders. The noteholders used $22,000 of the principal on the notes as payment for 17,856,911 shares of common stock issued to them prior to 2010. The outstanding principal balance due on the notes totaled $778,000 and $778,000 as of December 31, 2010 and June 30, 2011. For the year ended December 31, 2010 and the six months ended June 30, 2010 and 2011, we recorded compensation expense of $120,000, $120,000 and $0 related to the employment services in the accompanying consolidated statements of operations.

In July 2011, we entered into Forgiveness of Demand Promissory Note Agreements under which the noteholders agreed to forgive and release us from any remaining obligations owed to them under the notes. Since the noteholders were the principal shareholders of the company, the outstanding principal due under the notes totaling $778,000 was accounted for as a capital contribution.

As part of their employment agreements, during the year ended December 31, 2010 and the six months ended June 30, 2011 the employees used $58,000 and $27,000 of the deferred compensation liability during 2010 and 2011 as payment for 797,617 and 138,354 shares of common stock. The liability associated with these deferred compensation arrangements totaled $40,000 and $15,000 as of December 31, 2010 and June 30, 2011. For the years ended December 31, 2010 and the six months ended June 30, 2010 and 2011, we recorded compensation expense of $75,000, $23,000 and $37,000 in the accompanying consolidated statements of operations. The remaining deferred compensation liability of $15,000 relating to the employment agreements was paid in August 2011.

6. Commitments and Contingencies

Operating Lease Commitments

We have entered into several non-cancelable operating leases for office space which contain renewal clauses. Under these agreements, we are required to pay for certain operating expenses, such as taxes, parking and repairs.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

Subsequent to December 31, 2010, we entered into certain non-cancelable operating leases for additional office space in New York, Chicago and Ukraine. As of June 30, 2011, approximate future minimum lease payments under these non-cancelable lease agreements are as follows (in thousands):

Years Ending December 31,
2011(remainder of the year)	$156
2012	306
2013	278
2014	248
2015	241
Thereafter	101

Total minimum future lease obligations	$1,330

For the year ended December 31, 2010, and the six months ended June 30, 2010 and 2011, rent expense for office facilities was $150,000, $34,000 and $73,000.

Legal

From time to time, we may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, we may receive letters alleging infringement of patent or other intellectual property rights. We are not currently a party to any material legal proceedings, nor is management aware of any pending or threatened litigation that, in management’s opinion, would have a material adverse effect on our business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Indemnification Agreements

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers or employees.

While the outcome of these matters cannot be predicted with certainty, management does not believe that the outcome of any claims under indemnification arrangements or any legal matters will have a material adverse effect on our financial position, results of operations or cash flows.

7. Stockholders’ Equity (Deficit)

As of December 31, 2010 and June 30, 2011, the authorized number of shares of our common stock was 150.0 million shares.

In March 2011, we amended our Articles of Incorporation, to state a par value of $0.000001 per share for our common stock and to authorize the issuance of 9,911,173 shares of preferred stock at a par value of $0.000001 per share.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

8. Stock-Based Compensation

In April 2009 we adopted the New Wave Media Inc. Nonqualified Stock Option Plan. In August 2009, our board of directors amended the plan to increase the number of shares reserved for issuance to a total of 5,727,356 shares, and in January 2011, we again amended the plan to increase the number of shares reserved for issuance by 1,517,201 to a total of 7,244,557 shares reserved. The plan provides for the granting of stock options to employees and consultants. All options granted under the plan are nonqualified stock options.

Options under the plan may be granted for periods of up to 10 years. The exercise price of a NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant as determined by our board of directors. Options granted generally vest over a three to four year period with 20% to 30% vesting upon the first anniversary and the balance vesting ratably, on a monthly basis over the remaining term.

We recognized stock-based compensation for our employees and non-employees under the plan in the accompanying consolidated statements of operations as follows:

	Year Ended December 31, 2010	Six Months Ended June 30,
		2010	2011
	(In thousands)
		(Unaudited)
Product development	$60	$19	$33
Sales and marketing	336	49	45
General and administrative	84	27	36

Total stock-based compensation	$480	$95	$114

The following table summarizes option activity under the plan and related information:

		Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
				(in years)
Outstanding as of December 31, 2009	885,266	4,842,090	$0.01
Options granted	(867,658)	867,658	$0.01

Outstanding as of December 31, 2010	17,608	5,709,748	$0.01	8.6
Additional shares authorized (unaudited)	1,517,201	—
Options granted (unaudited)	(1,260,000)	1,260,000	$0.22

Outstanding as of June 30, 2011 (unaudited)	274,809	6,969,748	$0.05	8.4

Options vested and expected to vest as of December 31, 2010		5,659,748	$0.01	8.6

Options exercisable as of December 31, 2010		1,452,627	$0.01	8.6

Options vested and expected to vest as of June 30, 2011 (unaudited)		6,269,748	$0.03	8.3

Options exercisable as of June 30, 2011 (unaudited)		2,548,242	$0.01	8.4

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

Determining the Fair Value of Stock Options

The estimated grant date fair value of all of our equity-based awards was calculated based on the assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

	Employees			Non-employees
	Year Ended December 31, 2010	Six Months Ended June 30,		Year Ended December 31, 2010	Six Months Ended June 30,
		2010	2011		2010	2011
		(Unaudited)			(Unaudited)
Expected term (in years)	5.3	5.3	5.2	8.3-9.4	8.8-9.4	7.8-8.4
Volatility	73.0%	72.0%	74.0%	72.0%-75.0%	72.0%	74.0%
Risk-free interest rate	1.9%	1.8%	1.8%	2.7%-3.0%	2.7%-3.0%	2.5%-2.8%
Dividend yield	0%	0%	0%	0%	0%	0%
Forfeiture rate	0%	0%	0%	0%	0%	0%

Weighted-average grant date fair value	$0.10	$0.09	$0.12	(*)	(*)	(*)

(*)	The fair value of the stock options granted to non-employees is calculated using the Black-Scholes option-pricing model and the related stock-based compensation is recognized as earned. Accordingly, at each reporting date, we remeasure the fair value of options granted to non-employees over the vesting period based upon the then-current fair value and recognize expense over the period the services are rendered.

For the year ended December 31, 2010, and the six months ended June 30, 2010 and 2011, the assumptions used in applying the Black-Scholes option pricing model were as follows:

Expected term — The expected term is based upon employee historical and expected exercise and post-vesting employment termination behavior which also takes into account the contractual life of the award.

Risk-free interest rate — Risk-free interest rate is based on the interest yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected volatility — Since we do not have a trading history of our common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies within our industry that are considered to be comparable to our business over a period equivalent to the expected term of the stock option grants.

Dividend rate — The expected dividend rate was assumed to be zero as we have never paid dividends.

Forfeiture rate — We estimate our forfeiture rate based on an analysis of our actual and expected forfeitures. For the year ended December 31, 2010, and the six months ended June 30, 2010 and 2011, our forfeiture rate is 0% based on our actual forfeiture experience. We will continue to evaluate the adequacy of the forfeiture rate based on actual and expected forfeiture experience, analysis of employee turnover behavior and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment, and if the actual number of future forfeitures differ from our estimates, we might be required to record adjustments to stock-based compensation in future periods.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

Fair value of common stock — Because there has been no public market for our common stock, our board of directors has determined the fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuations performed by an unrelated third-party specialist, valuations of comparable companies, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook. The fair value of the underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange or national market system.

As of December 31, 2010 and June 30, 2011, total compensation cost related to unvested stock-based awards granted to employees under the plan, but not yet recognized, was $205,000 and $179,000, net of estimated forfeitures. As of December 31, 2010 and June 30, 2011, this cost will be amortized to expense over a weighted-average remaining period of 2.0 years and 1.8 years and will be adjusted for subsequent changes in estimated forfeitures.

Restricted Stock

During 2008 and 2009, we entered into restricted stock agreements with certain employees and non-employees, under which the vesting of the underlying shares is contingent on continued employment, generally over a two or three year period. Under these agreements, we issued an aggregate of 2,019,950 shares of common stock at an issuance price ranging from $0.001 to $0.0149 per share, when the deemed fair value of our common stock ranged from $0.075 to $0.124 per share. We recorded stock-based compensation expense in connection with these issuances of restricted stock in the amount of $299,000, $19,000 and $11,000 for the year ended December 31, 2010, and the six months ended June 30, 2010 and 2011.

As of December 31, 2009, December 31, 2010 and June 30, 2011, our restricted stockholders held 1,069,950, 405,442 and 165,442 shares of nonvested stock, with the fair values of such stock (net of exercise price) of $171,000, $72,000 and $22,000. During the year ended December 31, 2010, 664,508 shares with a fair value (net of exercise price) of $94,000 vested. During the six months ended June 30, 2011, 240,000 shares with a fair value (net of exercise price) of $47,000 vested.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

9. Income Taxes

The components of the provision for income tax are as follows:

	Year Ended December 31, 2010	Six Months Ended June 30,
		2010	2011
		(Unaudited)
	(In thousands)
Current:
Federal	$—	$—	$—
State	8	4	12
Foreign	55	24	27

Total current	63	28	39

Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

Total deferred	—	—	—

Total income tax expense	$63	$28	$39

We recognize deferred tax assets and liabilities for temporary differences between the financial statement and tax bases of assets and liabilities.

The components of our deferred tax assets are as follows:

As of December 31, 2010
(In thousands)
Net operating loss carryforward	$111
Accrual to cash adjustment	286

Sub-total	397
Less: valuation allowance	(397)

Deferred tax asset, net	$—

A valuation allowance has been established within the U.S. and selected international jurisdictions to offset deferred tax assets as realization of such assets is uncertain.

At December 31, 2010, we have federal and state net operating loss carryforwards of approximately $296,000 and $209,000. The federal and state net operating loss carryforwards begin to expire in 2030, unless previously utilized.

The provision for income taxes in the accompanying consolidated statements of operations differ from the expense calculated by applying the U.S. federal statutory income tax rate of 34% to loss before provision for income taxes primarily due to the valuation allowance.

NEW WAVE MEDIA INC.

Notes to Consolidated Financial Statements (Continued)

Year Ended December 31, 2010 and the

Six Months Ended June 30, 2010 and 2011 (Unaudited)

Our policy is to classify interest and penalties related to unrecognized tax benefits as a component of income tax provision in the accompanying consolidated statements of operations.

The aggregate balance of gross unrecognized tax benefits, which includes interest and penalties, for the year ended December 31, 2010 and the period ended June 30, 2011, is as follows (in thousands):

Unrecognized tax benefits — December 31, 2009	$20
Gross increases — tax positions in a prior period	—
Gross increases — tax positions in the current period	29

Unrecognized tax benefits — December 31, 2010	49
Gross increases — tax positions in a prior period	—
Gross increases — tax positions in the current period	27

Unrecognized tax benefits — June 30, 2011 (unaudited)	$76

We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. We have recognized a cumulative liability for interest and penalties of $57,000 as of December 31, 2010 and $56,000 as of June 30, 2011 related to the uncertain tax benefits noted above.

We remain open for audit by the U.S. Internal Revenue Service and various state taxing authorities since inception.

We do not believe there will be an increase or decrease of unrecognized tax benefits that may occur within the next 12 months. To the extent there is an increase or decrease, we believe any impact to the effective tax rate would be immaterial.

10. Subsequent Events

On September 13, 2011, we were acquired by Exponential Interactive, Inc. for up-front cash consideration of $13.7 million and guaranteed deferred cash payments of $6.5 million. Furthermore, under the terms of the merger agreement, Exponential is required to pay our former owners contingent deferred consideration in January 2013 and 2014. The contingent deferred consideration consists of up to $5.7 million in cash payments and the issuance of up to 534,287 shares of Exponential common stock and is contingent on the continued employment of our two principal former owners through December 31, 2013 and the former AdoTube business achieving specified revenue and EBITDA targets in 2012 and 2013.

             Shares

Common Stock

PRELIMINARY PROSPECTUS

Citigroup

BofA Merrill Lynch

RBC Capital Markets

ThinkEquity LLC

Until                      , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates.

SEC registration fee		$8,595.00
FINRA filing fee		8,000.00
The listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Road show expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation to be in effect upon the closing of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws to be in effect upon the closing of this offering provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The Registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws to be effective upon the closing of this offering and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant regarding which indemnification is sought. Reference is also made to Section 8 of the Underwriting Agreement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant	3.02
Form of Restated Bylaws of the Registrant	3.04
Form of Indemnity Agreement	10.02

ITEM 15. Recent Sales of Unregistered Securities.

Since January 1, 2009, the Registrant has issued and sold the following securities:

Option and Option-Related Common Stock Issuances

•

From January 1, 2009 through March 8, 2012, we granted to our directors, officers, employees, consultants and other service providers options to purchase 4,380,500 shares of our common stock with per share exercise prices ranging from $1.21 to $1.31 under our 2000 Plan.

•

From January 1, 2009 through March 8, 2012, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 825,853 shares of our common stock at exercise prices ranging from $0.48 to $1.97 pursuant to exercises of options granted under our 2000 Plan.

•

From January 1, 2009 through March 8, 2012, we granted to our directors, officers, employees, consultants and other service providers options to purchase 14,804,325 shares of our common stock with per share exercise prices ranging from $1.27 to $2.75 under our 2010 Plan.

•

From January 1, 2009 through March 8, 2012, we issued to our directors, officers, employees, consultants and other service providers 21,374 shares of our common stock at exercise prices ranging from $1.31 to $1.34 per share pursuant to exercises of options granted under our 2010 Plan.

Restricted Stock Issuances

•

From January 1, 2009 through March 8, 2012, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 591,250 shares of our common stock at prices ranging from $0.005 to $0.48 per share under our 2010 Plan.

•	From January 1, 2009 to March 8, 2012, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 120,000 Restricted Stock Units under our 2010 Plan

•	From January 1, 2009 through March 8, 2012, we issued to certain consultants 11,000 shares of our common stock at an exercise price of $2.75 per share.

Unless otherwise indicated, the sales of the securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of the securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Exhibit Title
1.01*	Form of Underwriting Agreement.
2.01	Agreement and Plan of Merger, dated as of September 2, 2011, by and among the Registrant, Alameda Acquisition Corp., New Wave Media Inc. (d/b/a AdoTube) and Leo Grzhonko.

3.01	Amended and Restated Certificate of Incorporation of the Registrant, as amended.

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering.

3.03	Bylaws of the Registrant, as amended to date.

3.04*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering.

4.01*	Form of Registrant’s Common Stock certificate.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01

Credit Agreement, dated April 12, 2007, among the Registrant, the Lenders and Bank of America, N.A., as the Administrative Agent and Banc of America Securities LLC (as Sole Lead Arranger and Sole Book Manager), as amended on November 10, 2009 and May 6, 2011.

10.02*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.

10.03	2000 Equity Incentive Plan and form of option agreement.

10.04	2010 Equity Incentive Plan and form of option agreement.

10.05*	2012 Equity Incentive Plan and form of option agreement.

10.06*	2012 Employee Stock Purchase Plan.

10.07	Lease Agreement, dated as of July 26, 2011, by and between Emeryville Office, L.L.C. and the Registrant, as amended on August 29, 2011.

10.08	Offer letter to John R. Rettig from the Registrant, dated as of May 9, 2005, as amended on January 1, 2008.

21.01	List of subsidiaries.

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02	Consent of independent registered public accounting firm.

23.03	Consent of independent registered public accounting firm.

24.01	Power of Attorney (included on page II-5).

*	To be filed by amendment.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

ITEM 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on March 16, 2012.

EXPONENTIAL INTERACTIVE, INC.

By:	/s/ Dilip S. DaSilva
Dilip S. DaSilva
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Dilip S. DaSilva and John R. Rettig, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Dilip S. DaSilva Dilip S. DaSilva	Chairman and Chief Executive Officer (Principal Executive Officer)	March 16, 2012

/s/ John R. Rettig John R. Rettig	Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2012

/s/ Steve M. Cakebread Steve M. Cakebread	Director	March 16, 2012

/s/ John F. Farrell John F. Farrell	Director	March 16, 2012

/s/ Robert T. Goldberg Robert T. Goldberg	Director	March 16, 2012

/s/ Dennis P. Wolf Dennis P. Wolf	Director	March 16, 2012

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.01*	Form of Underwriting Agreement.
2.01	Agreement and Plan of Merger, dated as of September 2, 2011, by and among the Registrant, Alameda Acquisition Corp., New Wave Media Inc. (d/b/a AdoTube) and Leo Grzhonko ..

3.01	Amended and Restated Certificate of Incorporation of the Registrant, as amended.

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering.

3.03	Bylaws of the Registrant, as amended to date.

3.04*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering.

4.01*	Form of Registrant’s Common Stock certificate.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01

Credit Agreement, dated April 12, 2007, among the Registrant, the Lenders and Bank of America, N.A., as the Administrative Agent and Banc of America Securities LLC (as Sole Lead Arranger and Sole Book Manager), as amended on November 10, 2009 and May 6, 2011.

10.02*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.

10.03	2000 Equity Incentive Plan and form of option agreement.

10.04	2010 Equity Incentive Plan and form of option agreement.

10.05*	2012 Equity Incentive Plan and form of option agreement.

10.06*	2012 Employee Stock Purchase Plan.

10.07	Lease Agreement, dated as of July 26, 2006, by and between Emeryville Office, L.L.C. and the Registrant, as amended on August 29, 2011.

10.08	Offer letter to John R. Rettig from the Registrant, dated as of May 9, 2005, as amended on January 1, 2008.

21.01	List of subsidiaries.

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02	Consent of independent registered public accounting firm.

23.03	Consent of independent registered public accounting firm.

24.01	Power of Attorney (included on page II-5).

*	To be filed by amendment.